1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 31, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/03/31

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1	Financial Statements for the Years Ended December 31, 2010 and 2009 and Independent Auditors’ Report (Parent Company Only)

2	Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009 and Independent Auditors’ Report

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Years Ended December 31, 2010 and 2009 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the financial statements, the Company early adopted the new Statements of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2010 and 2009, and have expressed a modified unqualified opinion on those consolidated financial statements.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

March 13, 2011

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2010		2009
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$84,700,525	19	$68,393,379	15
Financial assets at fair value through profit or loss (Notes 2 and 5)	34,278	—	6,677	—
Available-for-sale financial assets (Notes 2 and 6)	1,030,500	—	16,684,380	4
Held-to-maturity financial assets (Notes 2 and 7)	1,963,608	—	1,099,595	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,528,044 thousand in 2010 and $2,774,868 thousand in 2009 (Notes 2 and 8)	12,948,183	3	11,065,325	3
Receivables from related parties (Note 23)	466,422	—	383,218	—
Other monetary assets (Note 9)	2,094,714	1	1,771,949	—
Inventories, net (Notes 2, 3 and 10)	1,120,024	—	1,186,522	—
Deferred income tax assets (Notes 2 and 20)	53,838	—	60,700	—
Other current assets (Note 11)	3,489,243	1	3,916,850	1

Total current assets	107,901,335	24	104,568,595	23

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	11,066,543	2	10,170,504	2
Financial assets carried at cost (Notes 2 and 13)	2,305,354	1	2,226,048	1
Held-to-maturity financial assets (Notes 2 and 7)	8,408,090	2	3,929,662	1
Other monetary assets (Notes 14 and 24)	1,000,000	—	1,000,000	—

Total long-term investments	22,779,987	5	17,326,214	4

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 23)
Cost
Land	101,709,013	23	101,266,026	23
Land improvements	1,554,776	—	1,535,066	—
Buildings	65,720,709	15	62,669,377	14
Computer equipment	15,422,954	3	15,636,520	4
Telecommunications equipment	654,890,287	147	654,609,330	148
Transportation equipment	2,371,493	1	2,111,872	—
Miscellaneous equipment	6,968,946	2	7,062,450	2

Total cost	848,638,178	191	844,890,641	191
Revaluation increment on land	5,800,701	1	5,800,909	1

	854,438,879	192	850,691,550	192
Less: Accumulated depreciation	565,756,859	127	555,893,816	126

	288,682,020	65	294,797,734	66
Construction in progress and advances related to acquisition of equipment	12,014,639	3	15,715,083	4

Property, plant and equipment, net	300,696,659	68	310,512,817	70

INTANGIBLE ASSETS (Note 2)
3G concession	5,988,870	1	6,737,479	2
Others	447,294	—	418,080	—

Total intangible assets	6,436,164	1	7,155,559	2

OTHER ASSETS
Idle assets (Note 2)	878,896	—	926,277	—
Refundable deposits	1,478,342	1	1,408,706	1
Deferred income tax assets (Notes 2 and 20)	398,050	—	398,423	—
Others (Note 23)	3,817,546	1	863,212	—

Total other assets	6,572,834	2	3,596,618	1

TOTAL	$444,386,979	100	$443,159,803	100

	2010		2009
	Amount	%	Amount	%

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable	$8,754,445	2	$8,346,932	2
Payables to related parties (Note 23)	2,407,985	—	1,875,717	—
Income tax payable (Notes 2 and 20)	4,411,541	1	4,157,986	1
Accrued expenses (Note 16)	17,262,155	4	16,500,060	4
Due to stockholders for capital reduction (Note 18)	19,393,617	4	9,696,808	2
Other current liabilities (Note 17)	16,051,057	4	15,933,025	4

Total current liabilities	68,280,800	15	56,510,528	13

DEFERRED INCOME	2,588,910	1	2,483,764	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 22)	1,283,022	—	1,207,957	—
Customers’ deposits (Note 23)	5,853,704	1	5,940,403	2
Deferred credits - profit on intercompany transactions (Note 23)	1,440,007	1	1,485,916	—
Others	266,808	—	225,114	—

Total other liabilities	8,843,541	2	8,859,390	2

Total liabilities	79,808,237	18	67,948,668	15

STOCKHOLDERS’ EQUITY (Notes 2, 6, 15 and 18)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares in 2010 and 9,696,808 thousand shares in 2009	77,574,465	18	96,968,082	22

Additional paid-in capital
Capital surplus	169,496,289	38	169,496,289	38
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	5,643	—	304	—

Total additional paid-in capital	169,515,102	38	169,509,763	38

Retained earnings
Legal reserve	61,361,255	14	56,987,241	13
Special reserve	2,675,894	—	2,675,894	1
Unappropriated earnings	47,615,807	11	43,749,962	10

Total retained earnings	111,652,956	25	103,413,097	24

Other adjustments
Cumulative translation adjustments	(102,885)	—	7,626	—
Unrecognized net loss of pension	(40,182)	—	(43,750)	—
Unrealized gain (loss) on financial instruments	176,048	—	(447,129)	—
Unrealized revaluation increment	5,803,238	1	5,803,446	1

Total other adjustments	5,836,219	1	5,320,193	1

Total stockholders’ equity	364,578,742	82	375,211,135	85

TOTAL	$444,386,979	100	$443,159,803	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 13, 2011)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2010		2009
	Amount	%	Amount	%

NET REVENUES (Note 23)	$186,410,943	100	$184,040,272	100

OPERATING COSTS (Note 23)	98,675,571	53	97,229,277	53

GROSS PROFIT	87,735,372	47	86,810,995	47

OPERATING EXPENSES (Note 23)
Marketing	25,325,544	13	25,210,891	13
General and administrative	3,396,438	2	3,303,370	2
Research and development	3,261,176	2	3,155,752	2

Total operating expenses	31,983,158	17	31,670,013	17

INCOME FROM OPERATIONS	55,752,214	30	55,140,982	30

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net	778,664	1	281,340	—
Interest income	445,894	—	454,464	—
Foreign exchange gain, net	6,798	—	87,597	—
Valuation gain on financial instruments, net	—	—	100,688	—
Gain on disposal of property, plant and equipment, net	—	—	5,147	—
Others	253,835	—	646,593	1

Total non-operating income and gains	1,485,191	1	1,575,829	1

NON-OPERATING EXPENSES AND LOSSES
Loss on disposal of financial instruments, net	385,544	—	194,133	—
Loss on disposal of property, plant and equipment, net	208,878	—	—	—
Interest expense	75,458	—	2,776	—
Impairment loss on assets	61,323	—	95,349	—
Loss arising from natural calamities	18,553	—	148,747	—
Valuation loss on financial instruments, net	11,626	—	—	—
Others	37,958	—	112,385	—

Total non-operating expenses and losses	799,340	—	553,390	—

INCOME BEFORE INCOME TAX	56,438,065	31	56,163,421	31

INCOME TAX EXPENSE (Notes 2 and 20)	8,829,165	5	12,405,995	7

NET INCOME	$47,608,900	26	$43,757,426	24

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2010		2009
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

EARNINGS PER SHARE (Note 21)
Basic earnings per share	$5.82	$4.91	$5.79	$4.51

Diluted earnings per share	$5.80	$4.89	$5.77	$4.50

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 13, 2011)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Dividend Per Share Data)

									Other Adjustments				Total Stockholders’ Equity
	Common Stock		Preferred Stock		Addi- tional Paid-in Capital	Retained Earnings			Cumulative Translation Adjustments	Unrecognized Net Loss of Pension	Unrealized Gain (Loss) on Financial Instruments	Unrealized Revaluation Increment
	Shares (Thousands)	Amount	Shares (Thousands)	Amount		Legal Reserve	Special Reserve	Unap- propriated Earnings

BALANCE, JANUARY 1, 2009	9,696,808	$96,968,082	—	$—	$179,206,270	$52,859,566	$2,675,894	$41,276,274	$29,474	$(84)	$(2,272,242)	$5,813,187	$376,556,421

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	(9,741)	(9,741)

Appropriation of 2008 earnings
Legal reserve	—	—	—	—	—	4,127,675	—	(4,127,675)	—	—	—	—	—
Cash dividends - NT$3.83 per share	—	—	—	—	—	—	—	(37,138,775)	—	—	—	—	(37,138,775)

Cancellation of preferred stock (Note 18)	—	—	—	—	—	—	—	—	—	—	—	—	—

Capital surplus transferred to common stock	969,680	9,696,808	—	—	(9,696,808)	—	—	—	—	—	—	—	—

Capital reduction (Note 18)	(969,680)	(9,696,808)	—	—	—	—	—	—	—	—	—	—	(9,696,808)

Net income in 2009	—	—	—	—	—	—	—	43,757,426	—	—	—	—	43,757,426

Unrealized gain on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	36,011	—	36,011

Equity adjustments in investees	—	—	—	—	301	—	—	(17,288)	—	—	—	—	(16,987)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	(21,848)	—	—	—	(21,848)

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	(43,666)	—	—	(43,666)

Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	—	—	1,789,102	—	1,789,102

BALANCE, DECEMBER 31, 2009	9,696,808	96,968,082	—	—	169,509,763	56,987,241	2,675,894	43,749,962	7,626	(43,750)	(447,129)	5,803,446	375,211,135

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	(208)	(208)

Appropriation of 2009 earnings
Legal reserve	—	—	—	—	—	4,374,014	—	(4,374,014)	—	—	—	—	—
Cash dividends - NT$4.06 per share	—	—	—	—	—	—	—	(39,369,041)	—	—	—	—	(39,369,041)

Capital reduction (Note 18)	(1,939,361)	(19,393,617)	—	—	—	—	—	—	—	—	—	—	(19,393,617)

Net income in 2010	—	—	—	—	—	—	—	47,608,900	—	—	—	—	47,608,900

Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	176,916	—	176,916

Equity adjustments in investees	—	—	—	—	5,339	—	—	—	—	—	—	—	5,339

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	(110,511)	—	—	—	(110,511)

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	3,568	—	—	3,568

Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	446,261	—	446,261

BALANCE, DECEMBER 31, 2010	7,757,447	$77,574,465	—	$—	$169,515,102	$61,361,255	$2,675,894	$47,615,807	$(102,885)	$(40,182)	$176,048	$5,803,238	$364,578,742

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 13, 2011)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$47,608,900	$43,757,426
Impairment loss on assets	61,323	95,349
Provision for doubtful accounts	227,057	454,402
Depreciation and amortization	33,647,930	35,972,878
Amortization of premium of financial assets	37,200	15,295
Loss on disposal of financial instruments, net	385,544	194,133
Valuation loss (gain) on financial instruments, net	11,626	(100,688)
Valuation loss on inventory	11,956	11,550
Loss (gain) on disposal of property, plant and equipment, net	208,878	(5,147)
Loss arising from natural calamities	18,553	148,747
Equity in earnings of equity method investees, net	(778,664)	(281,340)
Dividends received from equity investees	278,677	393,115
Deferred income taxes	7,235	1,092,773
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	33,173	215,658
Trade notes and accounts receivable	(2,095,986)	(1,322,076)
Receivables from related parties	(83,204)	(40,202)
Other monetary assets	(336,694)	371,339
Inventories	54,543	(205,463)
Other current assets	(394,960)	601,970
Increase (decrease) in:
Trade notes and accounts payable	1,230,002	(1,338,719)
Payables to related parties	484,481	(324,270)
Income tax payable	253,555	(1,275,644)
Accrued expenses	762,095	819,458
Other current liabilities	1,470,186	501,273
Deferred income	105,146	411,467
Accrued pension liabilities	75,065	(3,956,431)

Net cash provided by operating activities	83,283,617	76,206,853

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(2,289,718)	(8,617,262)
Proceeds from disposal of available-for-sale financial assets	17,931,915	7,642,345
Acquisition of held-to-maturity financial assets	(6,917,141)	(2,099,875)
Proceeds from disposal of held-to-maturity financial assets	1,537,500	868,860
Acquisition of financial assets carried at cost	(79,306)	—
Proceeds from disposal of financial assets carried at cost	—	285,859
Acquisition of investments accounted for using equity method	(320,740)	(1,637,615)
Acquisition of property, plant and equipment	(24,303,478)	(24,344,334)
Proceeds from disposal of property, plant and equipment	21,029	64,599

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

	2010	2009

Increase in intangible assets	$(265,374)	$(233,471)
Increase in other assets	(3,233,515)	(329,770)

Net cash used in investing activities	(17,918,828)	(28,400,664)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	(33,489)	(95,111)
Increase (decrease) in other liabilities	41,695	(201,273)
Cash dividends paid	(39,369,041)	(37,138,775)
Capital reduction	(9,696,808)	(19,115,554)

Net cash used in financing activities	(49,057,643)	(56,550,713)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,307,146	(8,744,524)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	68,393,379	77,137,903

CASH AND CASH EQUIVALENTS, END OF YEAR	$84,700,525	$68,393,379

SUPPLEMENTAL INFORMATION
Interest paid	$68,766	$37

Income tax paid	$8,568,375	$12,588,866

NON-CASH FINANCING ACTIVITIES
Reclassification from common capital stock to due to stockholders for capital reduction	$19,393,617	$9,696,808

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$22,945,900	$24,257,098
Payables to suppliers	1,357,578	87,236

	$24,303,478	$24,344,334

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

Total	500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

The acquisition of additional interest of Chunghwa Investment Co., Ltd. (“CHI”) and its subsidiaries was made on September 9, 2009. The following table presents the allocation of acquisition costs of Chunghwa Investment Co., Ltd. and its subsidiaries to assets acquired and liabilities assumed based on their fair values on the basis of the final data performed:

Cash and cash equivalents	$913,593
Financial assets at fair value through profit or loss	51,357
Available-for-sale financial assets	568,377
Trade notes and accounts receivable	76,258
Inventories	60,040
Other current assets	19,429
Investments accounted for using equity method	57,339
Financial assets carried at cost	155,714
Property, plant, and equipment	90,278
Identifiable intangible assets	33,662
Other assets	22,462
Trade notes and accounts payable	(33,665)
Accrued expenses	(16,496)
Income tax payable	(1,289)
Short-term loans	(20,000)
Long-term loans	(24,238)
Other liabilities	(1,115)

Subtotal	1,951,706
Minority interests	(100,071)

Total	1,851,635
Percentage of additional ownership	40%

740,654
Goodwill	18,055

Acquisition costs of acquired subsidiary paid in cash	$758,709

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 13, 2011)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (the “Company” or “Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of December 31, 2010 and 2009, the Company had 24,474 and 24,668 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, remuneration to board of directors and supervisors, pension plans and income tax, etc. These estimates and assumptions are inherently uncertain and actual results may differ significantly. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company loses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, with subsequent changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows: Forward exchange contracts are estimated by valuation techniques.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisitions are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable as well as historical collection experience.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Investments Accounted for Using Equity Method

Investments in companies where in the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 2 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G license is valid through December 31, 2018. The 3G Concession fees is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2 to 20 years.

Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings are recorded in the year of stockholders approval which are the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates. When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity. Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity's risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gains or losses from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

The hedging items that do not meet the criteria for hedge accounting were classified as financial assets or financial liabilities at fair value through profit or loss.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. This Statement supersedes the Statement of Financial accounting Standards No. 20 “Segment Reporting”.

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified as operating cost.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2010	2009

Cash
Cash on hand	$72,994	$88,089
Bank deposits	3,178,461	4,455,444
Negotiable certificate of deposit, annual yield rate - ranging from 0.52-0.61% and 0.25-0.37% for 2010 and 2009, respectively	53,150,000	63,350,000

	56,401,455	67,893,533

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.41-0.43% and 0.19% for 2010 and 2009, respectively	25,410,753	499,846
Treasury bills, annual yield rate - ranging from 0.42-0.43%	2,888,317	—

	28,299,070	499,846

	$84,700,525	$68,393,379

As of December 31, 2010 and 2009, foreign deposits in bank were as following:

	December 31
	2010	2009

United States of America - New York (US$1,535 thousand and US$402 thousand for 2010 and 2009, respectively)	$44,714	$12,880

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2010	2009

Derivatives - financial assets
Currency swap contracts	$34,278	$6,677

Chunghwa entered into investment management agreements with well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on March 2, 2009 and asked fund managers to dispose all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

Chunghwa entered into currency swap contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts as of December 31, 2010 and 2009 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)

December 31, 2010

Currency swap contracts	USD/NTD	2011.01-03	USD25,000/NTD767,274

December 31, 2009

Currency swap contracts	USD/NTD	2010.01-04	USD45,000/NTD1,448,160

Net gain arising from financial assets and liabilities at fair value through profit or loss for the years ended December 31, 2010 and 2009 were $60,774 thousand (including realized settlement gain of $33,173 thousand and valuation gain of $27,601 thousand) and $71,155 thousand (including realized settlement loss of $27,110 thousand and valuation gain of $98,265 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2010	2009

Open-end mutual funds	$1,030,500	$16,325,016
Domestic listed stocks	—	257,242
Real estate investment trust fund	—	102,122

	$1,030,500	$16,684,380

For the years ended December 31, 2010 and 2009, movements of unrealized gain or loss on financial instruments were as follows:

	Year Ended December 31
	2010	2009

Balance, beginning of year	$(466,803)	$(2,255,905)
Recognized in stockholders’ equity	27,544	1,658,615
Transferred to profit or loss	418,717	130,487

Balance, end of year	$(20,542)	$(466,803)

As a result of the global economic and financial crisis, the Company determined that the impairment losses of available-for-sale financial assets were other-than-temporary in nature, and recorded impairment losses of $85,349 thousand for the year ended December 31, 2009.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2010	2009

Corporate bonds, nominal interest rate ranging from 1.20-4.75% and 0.76-4.75% for 2010 and 2009, respectively; effective interest rate ranging from 1.00-2.95% and 0.45-2.95% for 2010 and 2009, respectively	$9,867,863	$4,531,699
Bank debentures, nominal interest rate ranging from 1.60-2.11% and 1.87-2.11% for 2010 and 2009, respectively; effective interest rate ranging from 1.25-2.45% and 1.14-2.90% for 2010 and 2009, respectively	503,835	497,558

	10,371,698	5,029,257
Less: Current portion	1,963,608	1,099,595

	$8,408,090	$3,929,662

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Year Ended December 31
	2010	2009

Balance, beginning of year	$2,774,868	$2,992,143
Provision for doubtful accounts	213,128	446,901
Accounts receivable written off	(459,952)	(664,176)

Balance, end of year	$2,528,044	$2,774,868

9.	OTHER MONETARY ASSETS - CURRENT

	December 31
	2010	2009

Accrued custodial receipts from other carriers	$386,690	$432,569
Other receivables	1,708,024	1,339,380

	$2,094,714	$1,771,949

10.	INVENTORIES

	December 31
	2010	2009

Work in process	$766,270	$646,908
Merchandise	353,754	539,614

	$1,120,024	$1,186,522

The operating costs related to inventories were $9,737,990 thousand (including the valuation loss on inventories of $11,956 thousand) and $6,983,989 thousand (including the valuation loss on inventories of $11,550 thousand) for the years ended December 31, 2010 and 2009, respectively.

11.	OTHER CURRENT ASSETS

	December 31
	2010	2009

Spare parts	$1,796,921	$2,348,894
Prepaid rents	785,576	804,687
Prepaid expenses	662,764	562,207
Miscellaneous	243,982	201,062

	$3,489,243	$3,916,850

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2010		2009
	Carrying Value	% of Ownership	Carrying Value	% of Ownership

Listed
Senao International Co., Ltd. (“SENAO”)	$1,422,326	28	$1,331,859	29

Non-listed
Light Era Development Co., Ltd. (“LED”)	2,971,474	100	2,926,677	100
Chunghwa Investment Co., Ltd. (“CHI”)	1,929,694	89	1,651,391	89
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	1,399,258	100	1,407,519	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	703,276	100	706,932	100
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	556,360	40	427,810	40
CHIEF Telecom Inc. (“CHIEF”)	523,965	69	447,647	69
Donghwa Telecom Co., Ltd. (“DHT”)	515,915	100	230,528	100
InfoExplorer Co., Ltd. (“IFE”)	266,490	49	276,472	49
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	246,220	30	269,924	30
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	187,462	100	171,986	100
Skysoft Co., Ltd. (“SKYSOFT”)	94,769	30	89,913	30
Spring House Entertainment Inc. (“SHE”)	81,881	56	57,095	56
KingWaytek Technology Co., Ltd. (“KWT”)	66,377	33	69,913	33
Chunghwa Telecom Global, Inc. (“CHTG”)	63,779	100	63,752	100
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	25,198	30	30,920	30
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	12,099	100	10,166	100
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	—	100	—	100

	9,644,217		8,838,645

	$11,066,543		$10,170,504

On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of Senao International Co., Ltd. (“SENAO”) through SENAO’s private placement. However, Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement.

Chunghwa invested in Chunghwa Investment Co., Ltd. (“CHI”) in September 2009 for $758,709 thousand. Chunghwa increased its ownership interest in CHI from 49% to 89%. CHI engages mainly in professional investing in telecommunication business and the telecommunication valued-added services.

Chunghwa increased its investment in Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”) for $610,659 thousand in July 2009. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business. ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“STS”) in Singapore in October 2008 in order to maintain the current service. STS will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa increased its investment in Donghwa Telecom Co., Ltd. (“DHT”) for $320,740 thousand in August 2010. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa prepaid $283,500 thousand to invest in InfoExplorer Co., Ltd. (“IFE”) and the record date of capital increase of IFE was January 5, 2009. Chunghwa acquired 49% of ownership. Chunghwa has control over IFE by obtaining above half of seats of the board of directors of IFE on January 20, 2009, which was IFE’s stockholder’s meeting. IFE mainly engages in information system planning and maintenance, software development, and information technology consultation services.

Chunghwa participated in the capital increase of Viettel-CHT in September 2009, by investing $197,088 thousand cash. Viettel-CHT engages mainly in IDC services.

Chunghwa participated in So-net Entertainment Taiwan Co., Ltd.’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its Taiwan shares. So-net Entertainment Taiwan Co., Ltd. engages mainly in online service and sale of computer hardware.

Chunghwa increased its investment on CHTJ by investing $11,151 thousand cash in January 2009. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) and Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Market value of the listed investment accounted for using equity method calculated at its closing prices as of December 31, 2010 and 2009 was $4,234,616 thousand and $3,452,289 thousand, respectively.

The equity in earnings and losses for the years ended December 31, 2010 and 2009 were based on the audited financial statements.

All accounts of Chunghwa’s subsidiaries were included in Chunghwa’s consolidated financial statements.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2010		2009
	Carrying Value	% of Owner ship	Carrying Value	% of Owner- ship
Non-listed
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	8	127,018	11
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
Innovation Works Development Fund, L.P. (“IWDF”)	38,035	13	—	—
RPTI International (“RPTI”)	34,500	10	34,500	10
Innovation Works Limited (“IW”)	21,271	7	—	—
CQi Energy Infocom Inc. (“CQi”)	20,000	18	—	—
Essence Technology Solution, Inc. (“ETS”)	—	7	—	9

	$2,305,354		$2,226,048

Chunghwa invested in IWDF for $38,035 thousand in June 2010. IWDF invests mainly in start-up companies of E-commerce, mobile internet and cloud computing, etc.

Chunghwa invested in IW for $10,565 thousand and $10,706 thousand in June and July, 2010, respectively. IW invests mainly in start-up companies and mentors such companies in the E-commerce, mobile internet and cloud computing fields, etc.

Chunghwa invested in CQi for $20,000 thousand in June 2010. CQi engages mainly in intelligent energy network management services.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of $10,000 thousand in 2009.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC was not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“FSC”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments do not have a quoted market price in an active market and the fair values cannot be reliably measured; therefore, these investments are carried at original cost.

14.	OTHER MONETARY ASSETS - NONCURRENT

	December 31
	2010	2009

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2010	2009
Cost
Land	$101,709,013	$101,266,026
Land improvements	1,554,776	1,535,066
Buildings	65,720,709	62,669,377
Computer equipment	15,422,954	15,636,520
Telecommunications equipment	654,890,287	654,609,330
Transportation equipment	2,371,493	2,111,872
Miscellaneous equipment	6,968,946	7,062,450

Total cost	848,638,178	844,890,641
Revaluation increment on land	5,800,701	5,800,909

	854,438,879	850,691,550

Accumulated depreciation
Land improvements	1,003,811	951,240
Buildings	18,424,498	17,314,729
Computer equipment	11,761,168	11,755,940
Telecommunications equipment	527,138,287	518,037,372
Transportation equipment	1,635,491	1,884,332
Miscellaneous equipment	5,793,604	5,950,203

	565,756,859	555,893,816

Construction in progress and advances related to acquisition of equipment	12,014,639	15,715,083

Property, plant and equipment, net	$300,696,659	$310,512,817

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value as of July 1, 1999. These revaluations which were approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of December 31, 2010, capital surplus from revaluation of land had decreased to $5,803,238 thousand by disposal of some revaluation assets.

Depreciation on property, plant and equipment for the years ended December 31, 2010 and 2009 amounted to $32,459,110 thousand and $34,891,495 thousand, respectively. No interest expense was capitalized for the years ended December 31, 2010 and 2009.

Chunghwa reclassified the unused transportation equipment amounting to $61,323 thousand to idle assets and recognized the impairment loss of $61,323 thousand on those assets for the year ended December 31, 2010.

16.	ACCRUED EXPENSES

	December 31
	2010	2009

Accrued salary and compensation	$9,974,505	$9,285,263
Accrued franchise fees	2,191,174	2,224,104
Accrued employees’ bonuses and remuneration to directors and supervisors	2,189,118	1,842,140
Other accrued expenses	2,907,358	3,148,553

	$17,262,155	$16,500,060

17.	OTHER CURRENT LIABILITIES

	December 31
	2010	2009

Advances from subscribers	$7,966,130	$6,476,852
Amounts collected in trust for others	2,229,878	2,160,252
Payables to contractors	1,261,643	2,229,165
Payables to equipment suppliers	1,100,498	1,528,559
Refundable customers’ deposits	1,096,923	1,043,713
Others	2,395,985	2,494,484

	$16,051,057	$15,933,025

18.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand which is divided into 12,000,000 thousand common shares (at $10 par value per share). The stockholders, at the stockholders’ meeting held on June 18, 2010 resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2010 and the stock transfer date of capital reduction as of January 15, 2011. The common stock capital of Chunghwa is $77,574,465 thousand as of December 31, 2010.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2010, the outstanding ADSs representing 892,783 thousand common shares, which equaled approximately 89,278 thousand units and represented 9.21% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the years ended December 31, 2010 and 2009, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2009 and 2008 earnings of Chunghwa have been approved by the stockholders on June 18, 2010 and June 19, 2009 as follows:

	Appropriation and Distribution		Dividend Per Share
	2009	2008	2009	2008

Legal reserve	$4,374,014	$4,127,675
Special reserve	—	475
Cash dividends	39,369,041	37,138,775	$4.06	$3.83

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand paid by cash, respectively. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the year ended December 31, 2009.

The appropriation and distribution of 2010 earnings of Chunghwa has not been resolved by the board of directors as the report date. Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders. The abovementioned 2010 capital reduction proposal was effectively registered with FSC. The board of directors of Chunghwa were authorized to designate the record date of capital reduction as of October 26, 2010. Subsequently, the stock transfer date of capital reduction was January 15, 2011. The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January, 2011.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by $9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with FSC. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with FSC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

19.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2010
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$12,009,566	$8,401,230	$20,410,796
Insurance	1,003,278	705,193	1,708,471
Pension	1,674,175	1,125,841	2,800,016
Other compensation	9,544,031	6,601,653	16,145,684

	$24,231,050	$16,833,917	$41,064,967

Depreciation expense	$30,769,818	$1,689,292	$32,459,110

Amortization expense	$1,041,438	$147,102	$1,188,540

	Year Ended December 31, 2009
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$12,124,805	$8,238,199	$20,363,004
Insurance	965,506	664,339	1,629,845
Pension	1,494,350	1,068,898	2,563,248
Other compensation	8,750,957	5,937,562	14,688,519

	$23,335,618	$15,908,998	$39,244,616

Depreciation expense	$33,018,154	$1,873,341	$34,891,495

Amortization expense	$922,276	$158,308	$1,080,584

20.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate to income before income tax and income tax payable is as follows:

	Year Ended December 31
	2010	2009

Income tax expense computed at statutory income tax rate	$9,594,471	$14,040,845
Add (deduct) tax effects of:
Permanent differences	(171,496)	(167,558)
Temporary differences	5,152	(1,012,153)
10% undistributed earning	1,286	6,441
Investment tax credits	(605,556)	(1,422,308)

Income tax payable	$8,823,857	$11,445,267

The balance of income tax payable as of December 31, 2010 and 2009 was shown net of prepaid income tax.

b.	Income tax expense consists of the following:

	Year Ended December 31
	2010	2009

Income tax payable	$8,823,857	$11,445,267
Income tax - separated	3,688	62,278
Income tax - deferred	7,235	1,092,773
Adjustments of prior years’ income tax	(5,615)	(194,323)

	$8,829,165	$12,405,995

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 20% to 17%, effective January 1, 2010. After the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, the Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective till December 31, 2019.

c.	Net deferred income tax assets (liabilities) consists of the following:

	December 31
	2010	2009

Current
Provision for doubtful accounts	$239,720	$349,890
Unrealized accrued expense	51,310	50,128
Valuation gain on financial instruments, net	(5,827)	(9,181)
Unrealized foreign exchange loss (gain)	(1,814)	2,850
Other	10,169	16,903

	293,558	410,590
Valuation allowance	(239,720)	(349,890)

Net deferred income tax assets-current	$53,838	$60,700

Noncurrent
Accrued pension cost	$298,495	$336,167
Impairment loss	61,993	62,256
Abandonment of equipment not approved by National Tax
Administration	37,562	—

Net deferred income tax assets-noncurrent	$398,050	$398,423

d.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2010	2009

Balance of Imputation Credit Account (“ICA”)	$4,482,911	$7,430,435

The actual and the estimated creditable ratios distribution of Chunghwa’s 2010 and 2009 for earnings were 18.77% and 26.49%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

As of December 31, 2010 and 2009, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns through the year ended December 31, 2005 have been examined by the ROC tax authorities.

21.	EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of Common Shares	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Outstanding (Thousand) (Denominator)	Income Before Income Tax	Net Income

Year ended December 31, 2010

Basic EPS:
Income attributable to stockholders	$56,438,065	$47,608,900	9,696,808	$5.82	$4.91

Effect of dilutive potential common stock
SENAO’s stock options	(7,324)	(7,324)	—
Employee bonus	—	—	28,653

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$56,430,741	$47,601,576	9,725,461	$5.80	$4.89

Year ended December 31, 2009

Basic EPS:
Income attributable to stockholders	$56,163,421	$43,757,426	9,696,808	$5.79	$4.51

Effect of dilutive potential common stock
SENAO’s stock options	(7,707)	(7,707)	—
Employee bonus	—	—	28,806

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$56,155,714	$43,749,719	9,725,614	$5.77	$4.50

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the years ended December 31, 2010 and 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the years ended December 31, 2010 and 2009 were due to the effect of potential common stock of stock options by SENAO.

22.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. on behalf of the MOTC upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The Company used December 31 as the measurement date for their pension plans.

Pension costs of Chunghwa were $2,874,480 thousand ($2,744,914 thousand subject to defined benefit plan and $129,566 thousand subject to defined contribution plan) and $2,855,647 thousand ($2,732,388 thousand subject to defined benefit plan and $123,259 thousand subject to defined contribution plan) for the years ended December 31, 2010 and 2009, respectively.

Pension information of the defined benefit plan was summarized as follows:

a.	Components of net periodic pension cost

	Year Ended December 31
	2010	2009

Service cost	$2,692,744	$2,693,006
Interest cost	237,413	184,279
Expected return on plan assets	(181,189)	(140,875)
Amortization of unrecognized loss	(4,054)	(4,022)

	$2,744,914	$2,732,388

b.	Reconciliation between the fund status and accrued pension cost is summarized as follows:

	December 31
	2010	2009

Benefit obligation
Vested benefit obligation	$(10,067,186)	$(7,440,999)
Non-vested benefit obligation	(3,618,185)	(3,156,229)

Accumulated benefit obligation	(13,685,371)	(10,597,228)
Additional benefit obligation	(1,491,074)	(1,387,020)

Projected benefit obligation	(15,176,445)	(11,984,248)
Fair values of plan assets	13,100,783	10,787,564

Funded status	(2,075,662)	(1,196,684)
Unrecognized prior service cost effect	(41,699)	(45,754)
Amortization of unrecognized net loss (gain)	834,339	34,481

Accrued pension liabilities	$(1,283,022)	$(1,207,957)

c.	Vested benefit

December 31
2010	2009

$13,169,590	$10,635,994

d.	Actuarial assumptions

Discount rate used in determining present value	1.75%	2.00%
Rate of compensation increase	1.00%	1.00%
Rate of return on plan assets	1.50%	1.50%

e.	Contributions and payments of the Fund

	Year Ended December 31
	2010	2009

Contributions	$2,603,310	$6,645,316

Payments	$425,014	$177,500

23.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
InfoExplorer Co., Ltd. (“IFE”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI, which was equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI, which was equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
CHIEF Telecom (Hong Kong) Limited (“CHK”)	Subsidiary of CHIEF, which completed its liquidation procedure in September 2010
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SIS
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CIHC
Yao Yong Real Property Co., Ltd. (“YYRP”)	Subsidiary of LED
InfoExplorer International Co., Ltd. (“IESA”)	Subsidiary of IFE

(Continued)

Company	Relationship

InfoExplorer (Hong Kong) Co., Ltd. (“IEHK”)	Subsidiary of IESA
Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Subsidiary of CHPT
HopeTech Technologies Limited (“HopeTech”)	Subsidiary of Prime Asia
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Kingwaytek Technology Co., Ltd. (“KWT”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

(Concluded)

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2010		2009
	Amount	%	Amount	%
1) Receivables

Trade notes, accounts receivable and other receivables
SENAO	$271,695	59	$261,458	68
CHTG	39,187	8	20,399	5
CHIEF	37,107	8	23,660	6
So-net	32,199	7	—	—
CHSI	21,914	5	29,422	8
SHE	19,903	4	7,706	2
DHT	17,694	4	10,112	3
CIYP	15,904	3	22,899	6
CHTJ	6,779	1	3,780	1
CHTS	3,653	1	—	—
Others	387		3,782	1

	$466,422	100	$383,218	100

2) Payables

Trade notes payable, accounts payable and accrued expenses
SENAO	$824,042	34	$616,052	33
CHSI	649,378	27	426,674	23
LED	196,581	8	572	—
TISE	111,488	5	271,290	14
IFE	93,352	4	11,382	—
CHTG	46,111	2	31,014	2
CHIEF	42,485	2	51,554	3
CIYP	42,415	2	88,527	5
DHT	33,444	1	39,284	2

(Continued)

	December 31
	2010		2009
	Amount	%	Amount	%

SHE	$16,636	1	$3,025	—
So-net	11,799	—	839	—
SKYSOFT	5,209	—	14,218	1
Others	11,861	1	5,419	—

	2,084,801	87	1,559,850	83

Payables to contractors
Others	625	—	42,758	2

Amounts collected in trust for others
SENAO	234,807	10	247,091	13
CIYP	84,708	3	23,033	2
CHIEF	3,044	—	2,985	—

	322,559	13	273,109	15

	$2,407,985	100	$1,875,717	100

(Concluded)

	December 31
	2010		2009
	Amount	%	Amount	%

3) Customers’ deposits

CHSI	$25,148	1	$18,836	1
CHTG	14,891	—	15,290	1
IFE	3,531	—	528	—
SENAO	2,187	—	3,456	—
Others	929	—	1,659	—

	$46,686	1	$39,769	2

	Year Ended December 31
	2010		2009
	Amount	%	Amount	%

4) Revenues

SENAO	$1,431,057	1	$999,821	1
So-net	329,124	—	60,227	—
CHIEF	267,139	—	229,335	—
CHTG	92,042	—	59,288	—
SKYSOFT	37,672	—	34,485	—
LED	31,762	—	4,022	—
CHSI	26,930	—	34,879	—
CHTS	21,368	—	12,794	—
CHTJ	18,025	—	10,291	—
CIYP	14,005	—	19,168	—
IFE	4,720	—	14,336	—
Others	8,509	—	18,100	—

	$2,282,353	1	$1,496,746	1

	Year Ended December 31
	2010		2009
	Amount	%	Amount	%

5) Operating costs and expenses

SENAO	$5,265,950	4	$5,172,852	5
CHSI	701,030	1	441,564	—
TISE	684,202	1	481,743	—
CHIEF	290,802	—	309,498	—
CHTG	148,139	—	67,139	—
IFE	123,555	—	111,190	—
SHE	86,673	—	83,868	—
CIYP	45,413	—	84,334	—
CHTJ	28,209	—	8,646	—
CHTS	27,554	—	13,613	—
SKYSOFT	25,406	—	21,870	—
KWT	21,707	—	6,057	—
DHT	19,025	—	14,196	—
Others	2,036	—	294	—

	$7,469,701	6	$6,816,864	5

6) Acquisition of property, plant and equipment

CHSI	$787,099	3	$771,878	3
TISE	331,616	1	1,336,564	6
IFE	129,202	1	16,857	—
DHT	33,685	—	—	—
CHTG	31,630	—	21,770	—
Others	18,702	—	268	—

	$1,331,934	5	$2,147,337	9

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand). The Company has prepaid $2,517,166 thousand which was classified as other assets-others. As of December 31, 2010, the ST-2 satellite is still under construction.

The Company has leased property to LED since April 2010. The leased term is 15 years and the rent is charged monthly.

Chunghwa sold the land with a carrying value of $936,016 thousand to Light Era Development Co., Ltd. (“LED”) at the price of $2,421,932 thousand in 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions. Gain on disposal of land $45,909 thousand was recognized in 2010.

Chunghwa sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand. The disposal loss on land is unrealized and the unrealized loss is included in other assets - other. The unrealized loss is not recognized in earnings until it is sold to the third party and realized in the future.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

c.	The compensation of directors, supervisors and managements is showed as follows:

	Year Ended December 31
	2010	2009

Salaries	$50,477	$51,019
Compensations	37,420	40,123
Bonus	51,581	47,168

	$139,478	$138,310

24.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of December 31, 2010, in addition to those disclosed in other notes, Chunghwa’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisition of land and buildings of $148,279 thousand.

b.	Acquisition of telecommunications equipment of $16,604,757 thousand.

c.	Unused letters of credit of $20,627 thousand.

d.	Contract to print billing, envelopes and marketing gifts of $57,015 thousand.

e.	Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years.

Future lease payments were as follows:

Rental Amount

2011	$1,673,164
2012	1,319,824
2013	905,074
2014	726,522
2015 and thereafter	594,022

f.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

g.

A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal at the Supreme Court of the Republic of China within the statutory period. The case is under the review process of the Supreme Court of the Republic of China.

25.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amounts and fair value of financial instruments were as follows:

	December 31
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Cash and cash equivalents	$84,700,525	$84,700,525	$68,393,379	$68,393,379
Financial assets at fair value through profit or loss	34,278	34,278	6,677	6,677
Available-for-sale financial assets	1,030,500	1,030,500	16,684,380	16,684,380
Held-to-maturity financial assets - current	1,963,608	1,963,608	1,099,595	1,099,595
Trade notes and accounts receivable, net	12,948,183	12,948,183	11,065,325	11,065,325
Receivables from related parties	466,422	466,422	383,218	383,218
Other current monetary assets	2,094,714	2,094,714	1,771,949	1,771,949
Financial assets carried at cost	2,305,354	—	2,226,048	—
Held-to-maturity financial assets - noncurrent	8,408,090	8,408,090	3,929,662	3,929,662
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,478,342	1,478,342	1,408,706	1,408,706
Liabilities
Trade notes and accounts payable	8,754,445	8,754,445	8,346,932	8,346,932
Payables to related parties	2,407,985	2,407,985	1,875,717	1,875,717
Accrued expenses	17,262,155	17,262,155	16,500,060	16,500,060
Due to stockholders for capital reduction	19,393,617	19,393,617	9,696,808	9,696,808
Amounts collected in trust for others (included in “other current liabilities”)	2,229,878	2,229,878	2,160,252	2,160,252
Payables to contractors (included in “other current liabilities”)	1,261,643	1,261,643	2,229,165	2,229,165
Payables to equipment suppliers (included in “other current liabilities”)	1,100,498	1,100,498	1,528,559	1,528,559
Refundable customers’ deposits (included in “other current liabilities”)	1,096,923	1,096,923	1,043,713	1,043,713
Customers’ deposits	5,853,704	5,853,704	5,940,403	5,940,403

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2010	2009	2010	2009

Assets
Financial assets at fair value through profit or loss	$—	$—	$34,278	$6,677
Available-for-sale financial assets	1,030,500	16,684,380	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing; therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect Chunghwa’s exposure to default by those parties to be material.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risks are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk is anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into currency swap contracts to hedge the fluctuation in exchange rates of beneficiary certificates denominated in foreign currency, which is fair value hedge. No transaction met the criteria for hedge accounting for the year ended December 31, 2010. The transaction was assessed as highly effective for the year ended December 31, 2009. There are no outstanding hedge currency or forward exchange contracts existed as of December 31, 2009.

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO and CHI, which was as follows:

1)	Holding period and contract amounts

SENAO and CHI entered into forward exchange contracts and index future contracts to reduce the exposure to foreign currency risk and price risk.

The outstanding forward exchange contracts of SENAO as of December 31, 2010 and 2009 were as follows:

	Currency	Maturity Date	Contract Amount (In Thousands)

December 31, 2010

Forward exchange contracts - buy	NTD/USD	2011.01	NT$17,965/US$600

December 31, 2009

Forward exchange contracts - buy	NTD/USD	2010.01	NT$86,657/US$2,680

There were no outstanding index future contracts of CHI as of December 31, 2010 and 2009.

Net (loss) gain of SANEO arising from derivative financial products for the years ended December 31, 2010 and 2009 were $2,223 thousand and ($2,855) thousand, respectively.

Net loss of CHI arising from derivative financial products for the years ended December 31, 2010 and 2009 were $6,217 thousand and $262 thousand, respectively.

2)	Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in CHI’s index future contracts exposed to price risk.

3)	Credit risk

Credit risk represents the potential loss that would be incurred by SENAO and CHI if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions. Management does not expect SENAO’s and CHI’s exposure to default by those parties to be material. The largest amount of exposure to default by those parties of the financial instruments of SENAO and CHI is the same as carrying value.

4)	Liquidation risk

SENAO and CHI have sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

26.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financings provided: Please see Table 1.

b.	Endorsements/guarantees provided: Please see Table 2.

c.	Marketable securities held: Please see Table 3.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 4.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 5.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 6.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 7.

i.	Names, locations, and other information of investees on which Chunghwa exercises significant influence: Please see Table 8.

j.	Financial transactions: Please see Notes 5 and 25.

k.	Investment in Mainland China: Please see Table 9.

27.	SEGMENT FINANCIAL INFORMATION

a.	Segment information: Please see Table 10.

b.	Products and service revenues from external customer information: Please see Table 11.

c.	Geographic information

The users of Chunghwa’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2010	2009

Taiwan, ROC	$181,520,413	$179,088,884
Overseas	4,890,530	4,951,388

	$186,410,943	$184,040,272

The Company does not have material non-current assets in foreign operations for the year ended December 31, 2010.

d.	Major customers’ information

For the years ended December 31, 2010 and 2009, the Company did not have any single customer whose net revenue exceeded 10% of the total net revenues.

28.	OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	December 31
	2010			2009
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars

Financial assets

Monetary items
Cash
USD	$3,440	29.13	$100,205	$33,513	32.03	$1,073,429
EUR	111	38.92	4,339	32,727	46.10	1,508,718
GBP	10	45.19	441	—	—	—
Available-for-sale financial assets
USD	34,305	29.13	999,308	55,774	32.03	1,786,438
EUR	—	—	—	39,225	46.10	1,808,274
Accounts receivable
USD	155,365	29.13	4,525,781	108,796	32.03	3,484,746
EUR	195	38.92	7,608	96	46.10	4,415
Investments accounted for using equity method
USD	2,189	29.13	63,779	1,990	32.03	63,752
HKD	137,651	3.75	515,915	55,872	4.126	230,528
SGD	61,560	22.73	1,399,258	61,625	22.84	1,407,519
JPY	33,776	0.36	12,099	29,280	0.3472	10,166
VND	170,985,852	0.00144	246,220	155,820,905	0.00168	269,924

Financial liabilities

Monetary items
Accounts payable
USD	109,575	29.13	3,191,909	99,657	32.03	3,192,026
EUR	21,633	38.92	841,958	33,919	46.10	1,563,680

TABLE 1

CHUNGHWA TELECOM CO., LTD.

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

	Financing		Financial Statement	Maximum Balance for		Ending	Interest Rate	Type of Financing	Transaction	Reason for Short-term	Allowance for	Collateral		Financing Limit for Each Borrowing Company		Financing Company’s Financing Amount Limit
No.	Company	Counter-party	Account	the Year		Balance	(Note 5)	(Note 2)	Amount	Financing	Bad Debt	Item	Value	(Note 3)		(Note 4)

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Other receivables	$ (SG$	546,617 23,913)	$—	6.38%	a	(Note 6)	—	$—	$—	$—	$ (SG$	1,399,258 61,560)	$ (SG$	1,399,258 61,560)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Reasons for financing are as follows:

a.	Business relationship.

b.	For short-term financing.

Note 3:	The upper limit of loans lending to any other party is no more than 100% of the net value of the latest financial statements of the lender.

Note 4:	The upper limit of loans lending to all other parties is no more than 100% of the net value of the latest financial statements of the lender.

Note 5:	It equals to the prime rate of Singapore plus 1%

Note 6:	Chunghwa Telecom Singapore Pte., Ltd. signed the joint venture contract with SingTelSat Pte., Ltd. to establish ST-2 Satellite Ventures Pte., Ltd. which mainly engages in the installation and the operation of ST-2 telecommunications satellite. The amount was collected on April 1, 2010.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Guaranteed Party		Limits on Endorsement/ Guarantee Amount			Amount of Endorsement/	Ratio of Accumulated Endorsement/	Maximum
No.	Endorsement/Guarantee Provider	Name	Nature of Relationship (Note 2)	Provided to Each Guaranteed Party (Note 3)	Maximum Balance for the Year	Ending Balance	Guarantee Collateralized by Properties	Guarantee to Net Equity Per Latest Financial Statements	Endorsement/ Guarantee Amount Allowable (Note 3)

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	$3,808,224	$3,360,000	$2,750,000	$2,750,000	0.7%	$3,808,224

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee amounts is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2010
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value			Note

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,422,326		28		$4,234,616		Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,971,474		100		2,971,599		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000		1,929,694		89		1,986,377		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	61,869		1,399,258		100		1,399,258		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		703,276		100		649,812		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		556,360		40		746,915		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		523,965		69		470,398		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	129,590		515,915		100		515,915		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		266,490		49		233,753		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		246,220		30		246,220		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		187,462		100		187,462		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		94,769		30		55,402		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		81,881		56		66,147		Note 1
		KingWaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		66,377		33		20,938		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		63,779		100		81,195		Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429		25,198		30		7,839		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		12,099		100		12,099		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—		—		100		—		Note 3
						(US$	1 dollar	)		(US$	1 dollar	)
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—		—		100		—		Note 3
						(US$	1 dollar	)		(US$	1 dollar	)
		Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927		1,789,530		12		1,392,643		Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000		200,000		17		220,000		Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	12,696		127,018		8		97,715		Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000		8		75,269		Note 2
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—		38,035		13		30,423		Note 2
		RPTI Intergroup International Ltd.	—-	Financial assets carried at cost	4,765		34,500		10		35,390		Note 2
		Innovation Works Limited	—	Financial assets carried at cost	667		21,271		7		23,506		Note 2
		CQi Energy Infocom Inc.	—	Financial assets carried at cost	2,000		20,000		18		2,794		Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	200		—		7		1,100		Note 2

(Continued)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Beneficiary certificates (mutual fund)
		HSBC Glbl Emerging Markets Bd A Inc.	—	Available-for-sale financial assets	288	$163,912	—	$156,661	Note 4
		Templeton Global Bond A Acc $	—	Available-for-sale financial assets	418	307,114	—	306,094	Note 4
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	751	307,245	—	301,291	Note 4
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)		Available-for-sale financial assets	349	242,785	—	235,263	Note 4
		Polaris Taiwan Top 50 Tracker	—	Available-for-sale financial assets	508	29,986	—	31,191	Note 4

		Bonds
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	199,635	—	199,635	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	303,494	—	303,494	Note 7
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	348,732	—	348,732	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	50,416	—	50,416	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	200,734	—	200,734	Note 7
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	252,134	—	252,134	Note 7
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	201,481	—	201,481	Note 7
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	40,675	—	40,675	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issued in 2008	—	Held-to-maturity financial assets	—	203,084	—	203,084	Note 7
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds- A Issue in 2008	—	Held-to-maturity financial assets	—	102,926	—	102,926	Note 7
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,655	—	102,655	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	206,426	—	206,426	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	410,683	—	410,683	Note 7
		Taiwan Power Co. 5th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	207,552	—	207,552	Note 7
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	402,969	—	402,969	Note 7
		Taiwan Power Co. 5th Secured Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	303,229	—	303,229	Note 7
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds-B Issue in 2006	—	Held-to-maturity financial assets	—	307,658	—	307,658	Note 7
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds- A Issue in 2009	—	Held-to-maturity financial assets	—	200,839	—	200,839	Note 7

(Continued)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Hon Hai Precision Industry Co., Ltd. First Debenture issuing of 2009	—	Held-to-maturity financial assets	—	$177,330	—	$177,330	Note 7
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	201,334	—	201,334	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	303,399	—	303,399	Note 7
		Taiwan Power Co. 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	201,886	—	201,886	Note 7
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	299,754	—	299,754	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,624	—	50,624	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,525	—	299,525	Note 7
		Mega Financial Holding Co., Ltd. 2nd Unsecured Corporate Bond-A Issue in 2007	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,913	—	99,913	Note 7
		Taiwan Power Co. 5th Secured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	149,957	—	149,957	Note 7
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,953	—	49,953	Note 7
		Taiwan Power Co. 6th Secured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	271,095	—	271,095	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	150,220	—	150,220	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	405,369	—	405,369	Note 7
		Taiwan Power Co. 3rd Unsecured Corporate Bond-A Issue in 2006	—	Held-to-maturity financial assets	—	200,477	—	200,477	Note 7
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	88,618	—	88,618	Note 7
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,622	—	200,622	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	203,290	—	203,290	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	201,084	—	201,084	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	102,621	—	102,621	Note 7
		Taiwan Power Co. 4th Secured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	51,319	—	51,319	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,056	—	102,056	Note 7

(Continued)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value		Note

		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		$200,862	—		$200,862	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		306,370	—		306,370	Note 7
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		99,921	—		99,921	Note 7
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		204,057	—		204,057	Note 7
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—		199,777	—		199,777	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—		100,024	—		100,024	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—		201,084	—		201,084	Note 7
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—		199,390	—		199,390	Note 7
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—		304,445	—		304,445	Note 7

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824		307,403	41		307,403	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	875		22,790	100		23,415	Note 1
						(US$	782)		(US$	804)
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000	9		12,448	Note 2

		Beneficiary certificates (mutual fund)
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	3,304		50,000	—		50,152	Note 4
		IBT Bond Fund	—	Available-for-sale financial assets	3,691		50,000	—		50,194	Note 4
		Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850		50,000	—		51,565	Note 4
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	5,000		50,000	—		56,100	Note 4
		ING Investment Grade US$ Credit Fund	—	Available-for-sale financial assets	4,735		50,000	—		48,744	Note 4

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,937	100		1,937	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200		7,967	100		7,967	Note 1
						(US$	273)		(US$	273)
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—	2		—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450	10		6,898	Note 2

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010		10,544	100		10,544	Note 1
						(US$	335)		(US$	335)

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290		2,824,180	100		2,824,180	Note 1

(Continued)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value		Note

9	Chunghwa Telecom	Stocks
	Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102		$398,186	38		$398,186	Note 1
						(SG$	17,518)		(SG$	17,518)

11	InfoExplorer Co., Ltd.	Stocks
		InfoExplorer International Co., Ltd.	Subsidiary	Investments accounted for using equity method	795		23,150	100		23,150	Note 1
						(US$	795)		(US$	795)

27	Prime Asia Investments	Stocks
	Group, Ltd. (B.V.I.)	Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	—		—	100		—	Note 9

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010		10,541	100		10,541	Note 1
						(US$	335)		(US$	335)

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317		123,989	54		123,989	Note 1
		Chunghwa Investment Holding Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,043		18,080	100		18,080	Note 1
						(US$	621)		(US$	621)
		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000		3,876	28		3,876	Note 1
		Panda Monium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602		—	43		—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000		24,448	4		24,822	Note 1

		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001		49,316	—		59,059	Note 5
		Digimax Inc.	—	Financial assets carried at cost	2,000		15,080	4		15,080	Note 2
		Crystal Media Inc.	—	Financial assets carried at cost	1,000		5,630	5		5,632	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	2,500		25,000	3		25,382	Note 2
		ChipSip Technology Co., Ltd.	—	Financial assets carried at cost	893		8,041	2		8,943	Note 8
		UniDisplay Inc.	—	Financial assets carried at cost	4,630		55,450	3		36,372	Note 2
		A2peak Power Co., Ltd.	—	Financial assets carried at cost	1,100		11,462	3		10,465	Note 2
		Taimide Technology Ltd.	—	Financial assets carried at cost	751		13,670	1		31,392	Note 2
		CoaTronics Inc.	—	Financial assets carried at cost	1,200		12,000	9		7,836	Note 2
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost	649		29,371	—		34,573	Note 2
		XinTec Inc.	—	Financial assets carried at cost	24		1,076	—		975	Note 8
		DelSolar Co., Ltd.	—	Financial assets carried at cost	127		6,084	—		7,315	Note 8
		Cando Corporation	—	Financial assets carried at cost	253		4,782	—		5,541	Note 8
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost	376		4,937	—		5,651	Note 8
		Huga Optotech Inc.	—	Financial assets carried at cost	415		12,870	—		12,259	Note 8
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	117		9,135	—		8,693	Note 8
		Win Semiconductors Corp.	—	Financial assets carried at cost	370		10,555	—		8,869	Note 8
		OptiVision Technology Inc.	—	Financial assets carried at cost	325		10,189	—		5,350	Note 8
		Lextar Electronics Corp.	—	Financial assets carried at cost	293		15,039	—		16,296	Note 8
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost	509		7,123	—		5,676	Note 8
		eMemory Technology Inc.	—	Financial assets carried at cost	32		2,733	—		3,177	Note 8
		Champion Microelectronic Corp.	—	Financial assets carried at cost	132		6,869	—		6,287	Note 8
		Chia Chang Co., Ltd.	—	Financial assets carried at cost	147		9,366	—		8,418	Note 8
		PChome Store Inc.	—	Financial assets carried at cost	325		14,073	3		72,800	Note 8
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost	2,700		27,000	12		37,107	Note 2

(Continued)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Procrystal Technology Co., Ltd.	—	Financial assets carried at cost	600	$30,000	1	$13,654	Note 2
		Tons Lightology Inc.	—	Prepayment for long-term investments in stocks	—	66,150	—	66,150	—
		Formosa Plastics Corporation	—	Available-for-sale financial assets	21	1,253	—	2,018	Note 5
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	311	11,144	—	12,459	Note 5
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	142	7,673	—	7,317	Note 5
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	11	1,035	—	1,016	Note 5
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	122	7,042	—	8,133	Note 5
		Asia Cement Corporation	—	Available-for-sale financial assets	80	2,567	—	2,580	Note 5
		Anpec Electronics Corporation	—	Available-for-sale financial assets	65	2,629	—	2,146	Note 5
		China Steel Corporation	—	Available-for-sale financial assets	286	8,627	—	9,569	Note 5
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,913	—	7,754	Note 5
		Cyber Power Systems, Inc.	—	Available-for-sale financial assets	42	3,165	—	2,806	Note 5
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	71	3,970	—	3,159	Note 5
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	107	8,206	—	5,564	Note 5
		Altek Corp.	—	Available-for-sale financial assets	36	1,824	—	1,580	Note 5
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	150	7,320	—	5,542	Note 5
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	50	2,971	—	3,550	Note 5
		Swancor. Ind. Co., Ltd.	—	Available-for-sale financial assets	55	3,101	—	3,108	Note 5
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	8	422	—	514	Note 5
		Via Technologies, Inc.	—	Available-for-sale financial assets	96	3,217	—	3,005	Note 5
		Cyberlink Co.	—	Available-for-sale financial assets	46	5,736	—	5,009	Note 5
		Optotech Corporation	—	Available-for-sale financial assets	320	7,106	—	6,656	Note 5
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	21	2,043	—	1,944	Note 5
		Solar Applied Materials Technology Corp.	—	Available-for-sale financial assets	20	1,311	—	1,292	Note 5
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	175	5,094	—	5,110	Note 5
		Pan Jit International Inc.	—	Available-for-sale financial assets	21	670	—	795	Note 5
		Lite-On Semiconductor Corp.	—	Available-for-sale financial assets	235	5,114	—	4,806	Note 5
		Ability Enterprise Co., Ltd.	—	Available-for-sale financial assets	30	1,770	—	1,503	Note 5
		Yuanta Financial Holdings	—	Available-for-sale financial assets	200	4,279	—	4,360	Note 5
		Sunrex Technology Corporation	—	Available-for-sale financial assets	31	1,043	—	1,018	Note 5
		Taiwan Semiconductor Co., Ltd.	—	Available-for-sale financial assets	240	6,182	—	5,556	Note 5
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	90	8,248	—	7,596	Note 5
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	8	465	—	506	Note 5
		Ene Technology Inc.	—	Available-for-sale financial assets	95	4,932	—	4,228	Note 5
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	131	9,785	—	9,111	Note 5
		ALi Corporation	—	Available-for-sale financial assets	105	5,634	—	4,636	Note 5
		Integrated Memory Logic Limited	—	Available-for-sale financial assets	15	2,276	—	1,530	Note 5
		Acme Electronics Corporation	—	Available-for-sale financial assets	124	9,240	—	15,314	Note 5
		Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	50	3,421	—	3,485	Note 5
		Richtek Technology Corp.	—	Available-for-sale financial assets	6	1,440	—	1,458	Note 5
		Danen Technology Corporation	—	Available-for-sale financial assets	129	8,121	—	6,263	Note 5
		Taiwan PCB Techvest Co., Ltd.	—	Available-for-sale financial assets	100	4,900	—	4,380	Note 5
		China Synthetic Rubber Corporation	—	Available-for-sale financial assets	190	5,724	—	5,709	Note 5
		Chung Hung Steel Corporation	—	Available-for-sale financial assets	246	4,405	—	4,192	Note 5
		Newmax Technology Co., Ltd.	—	Available-for-sale financial assets	21	2,963	—	3,383	Note 5
		Gigastorage Corporation	—	Available-for-sale financial assets	55	2,499	—	2,497	Note 5
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	405	Note 5

(Continued)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Orise Technology Co., Ltd.	—	Available-for-sale financial assets	5	$201	—	$318	Note 5
		Hon Hai Precision Ind. Co., Ltd.	—	Available-for-sale financial assets	3	324	—	395	Note 5
		Chung-Hsin Electric & Machinery MFG. Corp.	—	Available-for-sale financial assets	50	935	—	895	Note 5
		AU Optronics Corp.	—	Available-for-sale financial assets	100	3,074	—	3,030	Note 5
		Wistron NeWeb Corporation	—	Available-for-sale financial assets	10	654	—	699	Note 5
		TXC Corporation	—	Available-for-sale financial assets	110	6,271	—	6,127	Note 5
		MasterLink Securities Corporation	—	Available-for-sale financial assets	250	3,162	—	3,325	Note 5
		Evergreen Marine Corp. (Taiwan) Ltd.	—	Available-for-sale financial assets	100	2,276	—	3,030	Note 5
		Chipbond Technology Corporation	—	Available-for-sale financial assets	50	2,396	—	2,545	Note 5
		Shinkong Textile Co., Ltd.	—	Available-for-sale financial assets	40	1,938	—	2,220	Note 5
		Chung Hwa Pulp Corp.	—	Available-for-sale financial assets	120	1,911	—	1,878	Note 5
		Foxconn Technology Co., Ltd.	—	Available-for-sale financial assets	20	2,228	—	2,340	Note 5
		Taiwan Cement Corp.	—	Available-for-sale financial assets	60	1,983	—	1,968	Note 5
		Formosa Petrochemical Corp.	—	Available-for-sale financial assets	30	2,733	—	2,967	Note 5
		TPK Holding Co., Ltd.	—	Available-for-sale financial assets	28	6,440	—	18,760	Note 5
		Daxon Technology Inc.	—	Available-for-sale financial assets	217	6,135	—	5,740	Note 5
		Edison Opto Corporation	—	Available-for-sale financial assets	63	9,908	—	10,981	Note 5
		Kung Long Batteries Industrial Co., Ltd.	—	Available-for-sale financial assets	85	5,145	—	4,955	Note 5
		Gourmet Master Co. Ltd.	—	Available-for-sale financial assets	5	880	—	1,465	Note 5
		Taidoc Technology Corporation	—	Available-for-sale financial assets	9	900	—	680	Note 5
		Wistron Corporation	—	Available-for-sale financial assets	96	5,808	—	5,702	Note 5
		Chunghwa Chemical Synthesis & Biotech Co., Ltd.	—	Available-for-sale financial assets	30	1,659	—	1,779	Note 5
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	45	1,918	—	1,732	Note 5
		Digital China Holdings Limited	—	Available-for-sale financial assets	55	1,671	—	1,460	Note 5
		Gigasolar Materials Corporation	—	Available-for-sale financial assets	333	38,342	—	246,050	Note 5
		Highwealth Construction Corp.	—	Available-for-sale financial assets	10	549	—	654	Note 5
		Prime View International Co., Ltd.	—	Available-for-sale financial assets	10	535	—	591	Note 5
		Taiwan Cooperative Bank	—	Available-for-sale financial assets	15	349	—	380	Note 5

		Beneficiary certificates (mutual)
		PowerShares QQQ	—	Available-for-sale financial assets	4	4,994	—	5,552	Note 5
		United States Oil Fund	—	Available-for-sale financial assets	9	6,240	—	6,341	Note 5
		Jih Sun Bond Fund	—	Available-for-sale financial assets	1,068	15,042	—	15,132	Note 4
		Fuh Hwa You Li Fund	—	Available-for-sale financial assets	786	10,102	—	10,164	Note 4
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,185	50,001	—	50,148	Note 4
		Manulife Asia Pacific Bond Fund	—	Available-for-sale financial assets	3,444	35,000	—	35,720	Note 4
		Manulife Emerging Market High Yield Bond Fund-A	—	Available-for-sale financial assets	2,000	20,000	—	19,939	Note 4
		Paradigm high Yield Bond Fund-A	—	Available-for-sale financial assets	1,399	15,000	—	15,409	Note 4
		Fuh Hwa Global Fixed Income Fund of Funds	—	Available-for-sale financial assets	950	10,382	—	12,569	Note 4
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	500	5,053	—	5,230	Note 4
		KGI EM Trend ETF Fund of Funds	—	Available-for-sale financial assets	1,500	15,000	—	15,750	Note 4
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	9,990	Note 4
		Franklin Templeton Sinoam Franklin Templeton Global Found of Founds	—	Available-for-sale financial assets	1,497	20,000	—	19,900	Note 4
		Jih Sun MIT Mainstream Fund	—	Available-for-sale financial assets	2,000	20,000	—	19,900	Note 4

(Continued)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value		Note

		Cathay Mandarin Fund	—	Available-for-sale financial assets	2,400		$24,000	—		$24,024	Note 4
		iShares FTSE/Xinhua A50 China Index ETF	—	Available-for-sale financial assets	85		4,113	—		4,059	Note 5
		iShares CSI A-Share Consumer Staples Index ETF	—	Available-for-sale financial assets	20		1,733	—		1,717	Note 5
		WISE-CSI 300 China Tracker	—	Available-for-sale financial assets	14		2,046	—		1,983	Note 5

		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	500		51,014	—		51,266	Note 5
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	500		50,729	—		50,897	Note 5

		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	17		1,815	—		1,924	Note 5
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	40		4,351	—		4,300	Note 5
		Asia Optical’s Second Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	32		3,200	—		4,042	Note 5
		King Slide Works Co., Ltd. 2nd Convertible Bond	—	Financial assets at fair value through profit or loss	50		5,000	—		5,175	Note 5
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50		5,000	—		5,375	Note 5
		Jintex Corp. 2nd Domestic Secured Convertible Bonds	—	Financial assets at fair value through profit or loss	10		1,000	—		1,370	Note 5
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40		4,008	—		4,264	Note 5
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15		1,500	—		1,496	Note 5
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	—	Financial assets at fair value through profit or loss	85		8,500	—		9,839	Note 5
		Synnex Technology International Corporation 1st Unsecured Convertible Bond Issue in 2008	—	Financial assets at fair value through profit or loss	35		4,974	—		5,005	Note 5

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400		11,517	100		11,517	Note 1
						(US$	395)		(US$	395)

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investments accounted for using equity method	180		4,237	100		4,237	Note 1
						(US$	145)		(US$	145)
		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method	5,240		19,418	45		19,418	Note 1
						(US$	667)		(US$	667)

24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	3,500		8,261	100		8,261	Note 1
						(US$	284)		(US$	284)

(Continued)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value		Note

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		$7,744	49		$7,744	Note 1
						(US$	267)		(US$	267)

28	InfoExplorer International Co., Ltd.	Stocks
		InfoExplorer (Hong Kong) Co., Limited	Subsidiary	Investments accounted for using equity method	780		22,712	100		22,712	Note 1
						(US$	780)		(US$	780)

Note 1:	The net asset values of investees were based on audited financial statements.

Note 2:	The net asset values of investees were based on unaudited financial statements.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but have not yet begun operation as of December 31, 2010. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 4:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on December 31, 2010.

Note 5:	Market value was based on the closing price on December 31, 2010.

Note 6:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 7:	The net asset values of investees were based on amortized cost.

Note 8:	Market value of emerging stock was based on the average trading price on December 31, 2010.

Note 9:	Chunghwa Hsingta Company Ltd. was established by Prime Asia Investments Group, Ltd. (B.V.I.) in Hong Kong in 2010, but no capital has been injected as of December 31, 2010.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Market- able Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thous- ands/ Thousand Units)	Amount	Shares (Thous- ands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thous- ands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks
		Donghwa Telecom Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	51,590	$230,528 (Note 4)	78,000	$320,740	—	$—	$—	$—	129,590	$515,915 (Note 4)

		Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	194,181	2,500,000	—	—	194,181	2,521,514	2,500,000	21,514	—	—
		Yuanta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	173,683	2,500,000	103,616	1,500,000	277,299	4,013,901	4,000,000	13,901	—	—
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	126,106	1,500,000	—	—	126,106	1,504,977	1,500,000	4,977	—	—
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	129,654	2,008,787	—	—	129,654	2,022,219	2,008,787	13,432	—	—
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	108,849	1,500,000	—	—	108,849	1,504,158	1,500,000	4,158	—	—
		JPMorgan (Taiwan) Global Balanced Fund	Available-for-sale financial assets	—	—	14,161	200,000	—	—	14,161	217,864	200,000	17,864	—	—
		Fuh Hwa Aegis Fund	Available-for-sale financial assets	—	—	17,813	234,684	—	—	17,813	223,070	234,684	(11,614)	—	—
		AGI Global Quantitative Balanced Fund	Available-for-sale financial assets	—	—	17,000	197,821	—	—	17,000	192,888	197,821	(4,933)	—	—
		Capital Value Balance Fund	Available-for-sale financial assets	—	—	8,000	141,776	—	—	8,000	147,134	141,776	5,358	—	—
		Fuh Hwa Life Goal Fund	Available-for-sale financial assets	—	—	9,330	140,000	—	—	9,330	146,341	140,000	6,341	—	—
		Capital Asia-Pacific Mega-Trend	Available-for-sale financial assets	—	—	15,074	200,000	—	—	15,074	213,752	200,000	13,752	—	—
		PineBridge Flagship Global Balance FoFs	Available-for-sale financial assets	—	—	25,679	350,000	—	—	25,679	360,328	350,000	10,328	—	—
		Franklin Templeton Glbl Bd FoFs	Available-for-sale financial assets	—	—	14,000	158,018	3,984	50,000	17,984	238,068	208,018	30,050	—	—
		Cathay Global Aggressive Fund of Funds	Available-for-sale financial assets	—	—	15,570	210,000	—	—	15,570	193,523	210,000	(16,477)	—	—
		Polaris Global Emerging Market	Available-for-sale financial assets	—	—	13,603	200,000	—	—	13,603	206,478	200,000	6,478	—	—
		HSBC Global Of Bonds	Available-for-sale financial assets	—	—	22,838	250,000	—	—	22,838	274,690	250,000	24,690	—	—
		Fuh Hwa Global Fixed Inc FoFs	Available-for-sale financial assets	—	—	11,512	140,000	4,082	50,000	15,594	201,144	190,000	11,144	—	—
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	535	206,588	—	—	535	192,038	206,588	(14,550)	—	—
		PIMCO Global Investment Grade Credit - Ins H Acc	Available-for-sale financial assets	—	—	398	161,575	353	145,670	—	—	—	—	751	307,245
		PIMCO GIS Total Ret Bd H Ins	Available-for-sale financial assets	—	—	—	—	349	242,785	—	—	—	—	349	242,785
		MFS Meridian - Global Equity Fund (A1 Class)	Available-for-sale financial assets	—	—	253	262,293	—	—	253	227,684	262,293	(34,609)	—	—
		Fidelity Fds International	Available-for-sale financial assets	—	—	128	163,960	—	—	128	125,949	163,960	(38,011)	—	—
		Fidelity Fds America	Available-for-sale financial assets	—	—	937	163,960	—	—	937	134,203	163,960	(29,757)	—	—
		JPMorgan Funds - Global Dynamic Fund (B)	Available-for-sale financial assets	—	—	303	165,640	—	—	303	131,203	165,640	(34,437)	—	—
		MFS Meridian - Research International Fund (A1 Share)	Available-for-sale financial assets	—	—	173	131,920	—	—	173	103,764	131,920	(28,156)	—	—
		Credit Suisse Equity Fund (Lux) Global Resources	Available-for-sale financial assets	—	—	10	130,402	—	—	10	130,402	130,402	—	—	—
		Schroder ISF - BRIC Fund - A1 Acc	Available-for-sale financial assets	—	—	31	197,071	—	—	31	196,337	197,071	(734)	—	—
		Aberdeen Global - World Resources Fund	Available-for-sale financial assets	—	—	—	—	219	130,402	219	90,210	130,402	(40,192)	—	—
		Parvest Convertible Bond Europe	Available-for-sale financial assets	—	—	71	398,787	—	—	71	369,506	398,787	(29,281)	—	—
		JPMorgan Funds - Global Convertibles Fund	Available-for-sale financial assets	—	—	868	491,450	—	—	868	445,661	491,450	(45,789)	—	—
		Schroder ISF - Euro Corp. Bond A		—	—	260	190,098	—	—	260	166,404	190,098	(23,694)	—	—

(Continued)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Market- able Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thous- ands/ Thousand Units)	Amount	Shares (Thous- ands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thous- ands/ Thousand Units)	Amount (Note 1)

		Fidelity Euro Balanced Fund	Available-for-sale financial assets	—	—	476	$303,683	—	$—	476	$249,307	$303,683	$(54,376)	—	$—
		MFS Meridian - European Equity Fund	Available-for-sale financial assets	—	—	171	178,920	—	—	171	129,932	178,920	(48,988)	—	—
		Henderson Horizon Fund - Pan European Equity Fund	Available-for-sale financial assets	—	—	230	180,886	—	—	230	153,734	180,886	(27,152)	—	—
		Polaris Taiwan Top 50 Tracker	Available-for-sale financial assets	—	—	1,710	91,574	1,678	88,777	2,880	162,491	150,365	12,126	508	29,986

Bonds
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	500,000 (Note 3)	—	—	—	—	—	500,000 (Note 3)
		Taiwan Power Co. 4th Secured Corporate Bond-B Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	350,000 (Note 3)	—	—	—	—	—	350,000 (Note 3)
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	250,000 (Note 3)	—	—	—	—	—	250,000 (Note 3)
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	250,000 (Note 3)	—	—	—	—	—	250,000 (Note 3)
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	240,000 (Note 3)	—	—	—	—	—	240,000 (Note 3)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds - A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		Taiwan Power Co. 5th secured Bond-B Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		Taiwan Power Co. 5th Secured Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-AB Issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	200,000 (Note 3)	200,000 (Note 3)	—	—	—
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-B Issue in 2006	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	Held-to-maturity financial assets	—	—	—	—	—	175,000 (Note 3)	—	—	—	—	—	175,000 (Note 3)

(Continued)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Market- able Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thous- ands/ Thousand Units)	Amount	Shares (Thous- ands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thous- ands/ Thousand Units)	Amount (Note 1)

		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	$—	—	$200,000 (Note 3)	—	$—	$—	$—	—	$200,000 (Note 3)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Taiwan Power Company 3rd Secured Corporate Bond-A Issue In 2010	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Mega Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2007	Held-to-maturity financial assets	—	—	—	150,000 (Note 3)	—	—	—	150,000 (Note 3)	150,000 (Note 3)	—	—	—
		KGI Securities Co., Ltd 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	—	—	—	100,000 (Note 3)	—	—	—	300,000 (Note 3)	300,000 (Note 3)	—	—	—
		KGI Securities Co., Ltd 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	—	—	—	200,000 (Note 3)	—	—	—	300,000 (Note 3)	300,000 (Note 3)	—	—	—
		Fubon Financial Holding Company 1st Unsecured Debenture Issue in 2005	Held-to-maturity financial assets	—	—	—	100,000 (Note 3)	—	—	—	100,000 (Note 3)	100,000 (Note 3)	—	—	—
		Yuanta Securities Finance Co., Ltd. 1st Unsecured Corporate Bonds-A Issue in 2007	Held-to-maturity financial assets	—	—	—	100,000 (Note 3)	—	—	—	100,000 (Note 3)	100,000 (Note 3)	—	—	—
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	—	—	—	300,000 (Note 3)	—	—	—	150,000 (Note 3)	150,000 (Note 3)	—	—	150,000 (Note 3)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issued in 2008	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 2nd Unsecured Bond- CB Issue in 2003	Held-to-maturity financial assets	—	—	—	150,000 (Note 3)	—	—	—	150,000 (Note 3)	150,000 (Note 3)	—	—	—
		Chinatrust Commercial Bank 2nd Unsecured Subordinate Financial Debentures Issue in 2003	Held-to-maturity financial assets	—	—	—	200,000 (Note 3)	—	—	—	200,000 (Note 3)	200,000 (Note 3)	—	—	—
		TaipeiFubon Bank 1st Financial Debentures-BA Issue in 2005	Held-to-maturity financial assets	—	—	—	100,000 (Note 3)	—	—	—	100,000 (Note 3)	100,000 (Note 3)	—	—	—
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	83,290	2,793,667	—	—	—	—	83,290	2,824,180 (Note 2)

Note 1:	Showing at their original carrying amounts without adjustments for fair values.

Note 2:	The ending balance includes investment gain recognized under equity method.

Note 3:	Stated at its nominal amounts.

Note 4:	The ending balance includes investment gain (loss) recognized under equity method and cumulative transaction adjustments.

(Concluded)

TABLE 5

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF REAL ESTATE AMOUNTING AT COST OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

							Prior Transaction made by Related Counter-party
Company Name	Type of Property	Transactions Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Owner	Relationship	Transfer Date	Amount	Price Reference	Purpose of Acquisition	Other Terms

Chunghwa Telecom Co., Ltd.	Land	2010.12.22	$183,561	Paid	24 people (Jin Yang, etc.)	None	—	—	—	$—	Based on the contract	Donated to Taipei City Government and transferred 30% of floor area capacity to Dunhua South Building (No. 52, and 52-1, Subsection 3, Da’an Section Da’an Dist., Taipei City)	None

TABLE 6

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

				Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
No.	Company Name	Related Party	Nature of Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,431,057	1	30 days	—	—	$271,695	2
					(Note 4)					(Note 5)
				Purchase	5,265,950	5	30-90 days	—	—	(812,614)	(7)
					(Note 3)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	701,030	1	30 days	—	—	(649,378)	(5)
					(Note 8)					(Note 7)
		CHIEF Telecom Inc.	Subsidiary	Sales	267,139	—	30 days	—	—	36,479	—
					(Note 9)
				Purchase	290,802	—	60 days	—	—	(42,485)	(—)
										(Note 6)
		Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	148,139	—	90 days	—	—	(46,098)	(—)
					(Note 12)
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Sales	329,124	—	60 days	—	—	26,273	—
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	684,202	1	30-90 days	—	—	(111,488)	(1)
		InfoExplorer Co., Ltd.	Subsidiary	Purchase	123,555	—	90 days	—	—	(93,281)	(1)
					(Note 10)					(Note 11)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,251,139	27	30-90 days	—	—	812,614	54
					(Note 3)
				Purchase	1,385,844	9	30 days	—	—	(90,775)	(5)
					(Note 4)					(Note 5)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,547,840	84	30 days	—	—	649,675	73
					(Note 8)					(Note 7)

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	290,802	27	60 days	—	—	45,390	100
										(Note 6)
				Purchase	266,507	28	30 days	—	—	(36,479)	(69)
					(Note 9)

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	178,772	49	90 days	—	—	46,098	78
					(Note 12)

11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	262,255	26	90 days	—	—	93,730	66
					(Note 10)					(Note 11)

(Continued)

Note 1:	Excluding payment and receipts collected in trust for others.

Note 2:	Transaction terms were determined in accordance with mutual agreements.

Note 3:	The difference was because Senao International Co., Ltd. classified the amount as other current liability. Note 4: The difference was because Senao International Co., Ltd. classified the amount as operating expenses. Note 5: The difference was because Senao International Co., Ltd. classified the amount as other payables.

Note 6:	The difference was because Chunghwa classified the amount as amounts collected in trust for others and other current liability.

Note 7:	The difference was because Chunghwa classified the amount as payables to contractors.

Note 8:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, spare parts and intangible assets.

Note 9:	The difference was because CHIEF Telecom Inc. classified the amount as operating expenses.

Note 10:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, and intangible assets.

Note 11:	The difference was because Chunghwa classified the amount as other current liability.

Note 12:	The difference was because Chunghwa classified the amount as property, plant and equipment.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

						Overdue		Amounts Received	Allowance
No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amounts	Action Taken	in Subsequent Period	for Bad Debts

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$271,695	8.22	$—	—	$271,695	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,058,617	7.41	—	—	1,058,616	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	649,675	2.92	—	—	634,648	—

8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	196,086	4.81	—	—	184,161	—

Note: Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 8

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Original Investment Amount		Balance as of December 31, 2010
No.	Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2010	December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Xindian Dist., New Taipei City	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,422,326	$1,207,629	$333,983	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,971,474	44,490	44,797	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,929,694	103,001	107,330	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	1,389,939	1,389,939	61,869	100	1,399,258	(2,737)	(2,737)	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	703,276	25,393	(2,667)	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	556,360	268,900	125,141	Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	523,965	106,907	76,759	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	522,003	201,263	129,590	100	515,915	15,330	15,330	Subsidiary
		InfoExplorer Co., Ltd.	Banqiao Dist., New Taipei City	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	49	266,490	18,809	(6,640)	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	246,220	54,908	16,480	Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	187,462	35,265	35,263	Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	94,769	33,118	9,936	Equity-method investee
		Spring House Enter- tainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	81,881	43,435	24,787	Subsidiary
		KingWaytek Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	66,377	8,242	(2,803)	Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	63,779	5,441	7,810	Subsidiary
		So-net Entertainment Taiwan Co., Ltd.	Taipei	Online service and sale of computer hardware	60,008	60,008	3,429	30	25,198	(17,422)	(5,722)	Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	17,291	1	100	12,099	1,617	1,617	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—	—	—	Subsidiary
					(Note 3)	(Note 3)			(Note 3)		(Note 3)
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—	—	—	Subsidiary
					(Note 3)	(Note 3)			(Note 3)		(Note 3)

(Continued)

					Original Investment Amount				Balance as of December 31, 2010
No.	Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2010		December 31, 2009		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value		Net Income (Loss) of the Investee		Recognized Gain (Loss) (Notes 1 and 2)		Note

1	Senao Inter- national Co., Ltd.	Senao Networks, Inc.	Linkou Dist., New Taipei City	Telecommunication facilities manufactures and sales.		$206,190		$206,190	16,824	41		$307,403		$133,423		$54,700	Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	(US$	27,452 875)		—	875	100	(US$	22,790 782)	(US$	(2,162) (70))	(US$	(2,787) (91))	Subsidiary

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service.		2,000		2,000	200	100		1,937		(61)		(61)	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	7,967 273)	(US$	1,132 36)	(US$	1,132 36)	Subsidiary

3	Chunghwa System Integration Co., Ltd.	Concord Tech- nology Co., Ltd.	Brunei	Providing advanced business solutions to telecom- munications	(US$	31,973 1,010)	(US$	16,179 500)	1,010	100	(US$	10,544 335)	(US$	(5,523) (175))	(US$	(5,523) (175))	Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taipei	Real estate leasing business		2,793,667		—	83,290	100		2,824,180		44,590		44,046	Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecom- munication satellite	(SG$	409,061 18,102)	(SG$	409,061 18,102)	18,102	38	(SG$	398,186 17,518)	(SG$	(13,422) (580))	(SG$	(8,333) (360))	Equity-method investee

11	InfoExplorer Co., Ltd.	InfoExplorer International Co., Ltd.	Samoa Islands	International investment	(US$	25,383 795)		—	795	100	(US$	23,150 795)	(US$	(9) (— ))	(US$	(9) (— ))	Subsidiary

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,317	54		123,989		27,821		14,951	Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	(US$	34,483 1,043)	(US$	20,000 589)	1,043	100	(US$	18,080 621)	(US$	(5,718) (181))	(US$	(5,718) (181))	Subsidiary
		Tatung Tech- nology Inc.	Taipei	The product of SET TOP BOX		50,000		50,000	5,000	28		3,876		(116,994)		(32,269)	Equity-method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43		—		—		—	Equity-method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		20,000		20,000	2,000	4		24,448		106,907		3,913	Equity-method investee
		Senao International Co., Ltd.	Xindian Dist., New Taipei City	Selling and maintaining mobile phones and its peripheral products		49,731		—	1,001	—		49,316		1,207,629		1,730	Equity-method investee

27	Prime Asia Invest- ments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Company Ltd.	Hong Kong	General investment		— (Note 4)		— (Note 4)	—	100		— (Note 4)		—		— (Note 4)	Subsidiary

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	31,973 1,010)	(US$	16,179 500)	1,010	100	(US$	10,541 335)	(US$	(5,521) (175))	(US$	(5,521) (175))	Subsidiary

22	Senao Inter- national (Samoa) Holding Ltd.	Senao Inter- national HK Limited	Hong Kong	International investment	(US$	5,647 180)		—	180	100	(US$	4,237 145)	(US$	(1,060) (35))	(US$	(1,060) (35))	Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	(US$	21,177 675)		—	5,240	45	(US$	19,418 667)	(US$	(519) (17))	(US$	(233) (8))	Equity-method investee

24	Chunghwa Investment Holding Co., Ltd.	CHI One Invest- ment Co., Limited	Hong Kong	General investment	(US$	14,483 450)		—	3,500	100	(US$	8,261 284)	(US$	(5,642) (179))	((US$	(5,642) 179))	Subsidiary

(Continued)

					Original Investment Amount			Balance as of December 31, 2010
No.	Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2010		December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value		Net Income (Loss) of the Investee		Recognized Gain (Loss) (Notes 1 and 2)		Note

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer Services and platform rental activities	$ (US$	13,862 431)	$—	—	49	$ (US$	7,744 267)	$ (US$	(11,402) (361))	$ (US$	(5,587) (177))	Equity-method investee

28	InfoExplorer International Co., Ltd.	InfoExplorer (Hong Kong) Co., Limited	Hong Kong	International investment	(US$	24,904 780)	—	780	100	(US$	22,712 780)	(US$	(10) (— ))	(US$	(10) (— ))	Subsidiary

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	(US$	12,504 400)	—	400	100	(US$	11,517 395)	(US$	(146) (5))	(US$	(146) (5))	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.

Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but have not yet begun operation as of December 31, 2010. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 4:	Chunghwa Hsingta Company Ltd. (CHC) was established by Prime Asia Investment Group Ltd. in 2010. CHC engages mainly in investment activities, but no capital has been injected as of December 31, 2010.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2010		Investment Flows		Inflow	Accumulated Outflow of Investment from Taiwan as of December 31, 2010		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)		Carrying Value as of December 31, 2010		Accumulated Inward Remittance of Earnings as of December 31, 2010
							Outflow

Glory Network System Service(Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications		$31,973	Note 1		$16,179		$15,794	$—		$31,973	100%		$(5,521)		$10,541	$—
		(US$	1,010)		(US$	500)	(US$	510)		(US$	1,010)		(US$	(175))	(US$	335)

Xiamen Sertec Business Technology Co., Ltd.	Customer Services and platform rental activities		28,282	Note 1		—		13,862	—		13,862	49%		(5,587)		7,744	—
		(US$	880)				(US$	431)		(US$	431)		(US$	(177))	(US$	267)

Accumulated Investment in Mainland China as of December 31, 2010		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
	$31,973		$48,169	$393,918
(US$	1,010)	(US$	1,500)	(Note 3)
	13,862		79,882	1,403,169
(US$	431)	(US$	2,500)	(Note 4)

Note 1:	Chunghwa System Integration Co., Ltd. and Chunghwa Investment Co., Ltd. indirectly owns this investee through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

TABLE 10

CHUNGHWA TELECOM CO., LTD.

SEGMENT INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Year ended December 31, 2010

Revenues from external customers	$70,851,943	$76,185,340	$23,592,536	$15,557,015	$224,109	$—	$186,410,943
Intersegment revenues (Note 2)	14,492,338	2,047,870	1,010,260	1,562,581	1,816	(19,114,865)	—
Interest income	1,065	728	1,111	603	442,736	(349)	445,894
Other income	36,602	154,438	16,931	95,548	905,882	(170,104)	1,039,297

	$85,381,948	$78,388,376	$24,620,838	$17,215,747	$1,574,543	$(19,285,318)	$187,896,134

Interest expense	$75,105	$508	$140	$54	$—	$(349)	$75,458

Depreciation and amortization	$21,947,782	$8,080,515	$2,075,907	$1,369,406	$174,320	$—	$33,647,930

Other expense	$284,462	$10,424	$1,046	$191,775	$405,999	$(170,104)	$723,602

Segment income before tax	$18,048,409	$27,933,263	$9,651,111	$2,617,614	$(1,812,332)	$—	$56,438,065

Total assets	$227,450,818	$57,125,409	$16,434,019	$21,608,356	$121,768,377	$—	$444,386,979

Capital expenditures for segment assets	$14,259,706	$5,237,274	$1,794,855	$1,654,047	$1,357,596	$—	$24,303,478

Year ended December 31, 2009

Revenues from external customers	$71,623,447	$74,102,564	$22,855,233	$15,252,941	$206,087	$—	$184,040,272
Intersegment revenues (Note 2)	13,649,786	1,914,861	716,818	1,523,235	2,734	(17,807,434)	—
Interest income	3,071	42	2,006	5,414	443,931	—	454,464
Other income	83,771	22,406	67,931	9,482	937,775	—	1,121,365

	$85,360,075	$76,039,873	$23,641,988	$16,791,072	$1,590,527	$(17,807,434)	$185,616,101

Interest expense	$2,505	$194	$34	$20	$23	$—	$2,776

Depreciation and amortization	$23,984,346	$8,237,698	$2,194,515	$1,392,868	$163,451	$—	$35,972,878

Other expense	$156,248	$94,103	$2,310	$477	$296,677	$—	$549,815

Segment income before tax	$17,246,448	$28,804,144	$8,986,531	$2,582,390	$(1,456,092)	$—	$56,163,421

Total assets	$231,176,634	$58,202,467	$15,884,070	$17,371,498	$120,525,134	$—	$443,159,803

Capital expenditures for segment assets	$15,877,274	$5,006,928	$1,802,924	$1,145,264	$511,944	$—	$24,344,334

(Continued)

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

	•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

	•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

	•	Internet business - the provision of HiNet services and related services;

	•	International fixed communications business - the provision of international long distance telephone services and related services;

	•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.

Note 3:	Beginning from September 1, 2009, the Company early adopted the statement of Financial accounting standards No. 41 “Operating Segments” (“SFAS No. 41”) and redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had six operating segments: (a) local operations, (b)domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) internet and data operations and (f) all others. The redefinition of the Company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the Company’s operating segments to the international trends of other telecommunications companies in general.

(Concluded)

TABLE 11

CHUNGHWA TELECOM CO., LTD.

PRODUCTS AND SERVICE REVENUES

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amount in Thousands of New Taiwan Dollars)

	Year Ended December 31
	2010	2009

Mobile services revenue	$72,960,755	$71,296,171
Local telephone services revenue	33,248,675	34,119,625
Leased line services revenue	27,530,898	27,494,829
Internet services revenue	21,143,817	20,800,937
International long distance telephone services revenue	12,785,515	12,878,411
Domestic long distance telephone services revenue	6,653,479	7,406,709
Others	12,087,804	10,043,590

	$186,410,943	$184,040,272

Chunghwa Telecom Co., Ltd. and Subsidiaries Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheet of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, the Company early adopted the new Statements of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

/S/ DELOITTE & TOUCHE
Deloitte & Touche Taipei, Taiwan The Republic of China

March 13, 2011

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2010		2009
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$90,875,222	20	$73,259,490	16
Financial assets at fair value through profit or loss (Notes 2 and 5)	77,322	—	40,519	—
Available-for-sale financial assets (Notes 2 and 6)	2,190,674	1	17,537,089	4
Held-to-maturity financial assets (Notes 2 and 7)	1,963,608	—	1,099,595	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,551,464 in 2010 and $2,798,679 in 2009 (Notes 2 and 8)	14,502,507	3	11,973,180	3
Receivables from related parties (Note 28)	63,858	—	94,323	—
Other monetary assets (Note 9)	2,139,662	1	1,839,745	—
Inventories (Notes 2, 3, 10 and 21)	4,560,803	1	4,049,207	1
Deferred income taxes assets (Notes 2 and 25)	90,881	—	101,347	—
Restricted assets (Notes 21, 29 and 30)	204,606	—	177,462	—
Other current assets (Notes 10, 11, 21 and 28)	4,121,381	1	4,319,700	1

Total current assets	120,790,524	27	114,491,657	25

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	1,724,927	—	1,621,772	—
Financial assets carried at cost (Notes 2 and 13)	2,734,187	1	2,536,560	1
Held-to-maturity financial assets (Notes 2 and 7)	8,408,090	2	3,929,662	1
Other monetary assets (Notes 14 and 30)	1,000,000	—	1,000,000	—

Total long-term investment	13,867,204	3	9,087,994	2

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 10, 15, 28 and 29)
Cost
Land	104,136,053	23	102,131,565	23
Land improvements	1,554,776	—	1,535,066	—
Buildings	67,457,269	15	63,184,398	14
Computer equipment	16,085,635	4	16,343,774	4
Telecommunications equipment	656,300,682	144	656,016,086	146
Transportation equipment	2,372,673	—	2,113,053	—
Miscellaneous equipment	7,155,083	2	7,230,632	2

Total cost	855,062,171	188	848,554,574	189
Revaluation increment on land	5,800,701	1	5,800,909	1

	860,862,872	189	854,355,483	190
Less: Accumulated depreciation	567,192,234	125	557,020,560	124

	293,670,638	64	297,334,923	66
Construction in progress and advances related to acquisition of equipment	12,058,972	3	15,687,426	4

Property, plant and equipment, net	305,729,610	67	313,022,349	70

INTANGIBLE ASSETS (Note 2)
3G concession	5,988,870	1	6,737,479	2
Goodwill	283,054	—	282,182	—
Others	583,669	—	597,417	—

Total intangible assets	6,855,593	1	7,617,078	2

OTHER ASSETS
Leased assets	411,374	—	362,700	—
Idle assets (Note 2)	902,412	—	957,475	—
Refundable deposits (Note 28)	1,462,011	1	1,550,825	1
Deferred income taxes assets (Notes 2 and 25)	472,260	—	482,931	—
Restricted assets (Note 29)	34,731	—	23,524	—
Others (Notes 27 and 28)	3,785,013	1	1,400,282	—

Total other assets	7,067,801	2	4,777,737	1

TOTAL	$454,310,732	100	$448,996,815	100

	2010		2009
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans (Note 16)	$115,000	—	$763,000	—
Short-term bills payable (Note 17)	229,896	—	—	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	—	—	828	—
Trade notes and accounts payable (Note 21)	11,554,887	3	10,155,383	2
Payables to related parties (Note 28)	139,660	—	335,719	—
Income tax payable (Notes 2 and 25)	4,567,944	1	4,311,545	1
Accrued expenses (Note 18)	18,404,002	4	17,448,914	4
Due to stockholders for capital reduction (Note 22)	19,393,617	4	9,696,808	2
Current portion of long-term loans (Note 20)	308,896	—	117,181	—
Other current liabilities (Notes 10, 19, 21 and 28)	17,626,527	4	16,870,329	4

Total current liabilities	72,340,429	16	59,699,707	13

NONCURRENT LIABILITIES
Long-term loans (Note 20)	3,148,259	1	221,252	—
Deferred income (Note 2)	2,588,910	—	2,483,764	1

Total noncurrent liabilities	5,737,169	1	2,705,016	1

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	1,290,783	1	1,216,940	—
Customers’ deposits (Note 28)	5,780,746	1	5,998,035	2
Others	463,505	—	318,517	—

Total other liabilities	7,535,034	2	7,533,492	2

Total liabilities	85,707,618	19	70,033,201	16

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 6, 15 and 22)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares in 2010 and 9,696,808 thousand shares in 2009	77,574,465	17	96,968,082	21

Additional paid-in capital
Capital surplus	169,496,289	37	169,496,289	38
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	5,643	—	304	—

Total additional paid-in capital	169,515,102	37	169,509,763	38

Retained earnings
Legal reserve	61,361,255	14	56,987,241	13
Special reserve	2,675,894	1	2,675,894	—
Unappropriated earnings	47,615,807	10	43,749,962	10

Total retained earnings	111,652,956	25	103,413,097	23

Other adjustments
Cumulative translation adjustments	(102,885)	—	7,626	—
Unrecognized net loss of pension	(40,182)	—	(43,750)	—
Unrealized loss on financial instruments	176,048	—	(447,129)	—
Unrealized revaluation increment	5,803,238	1	5,803,446	1

Total other adjustments	5,836,219	1	5,320,193	1

Total equity attributable to stockholders of the parent	364,578,742	80	375,211,135	83
MINORITY INTERESTS IN SUBSIDIARIES	4,024,372	1	3,752,479	1

Total stockholders’ equity	368,603,114	81	378,963,614	84

TOTAL	$454,310,732	100	$448,996,815	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 13, 2011)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2010		2009
	Amount	%	Amount	%

NET REVENUES (Note 28)	$202,430,022	100	$198,361,220	100

OPERATING COSTS (Note 28)	115,332,391	57	112,735,948	57

GROSS PROFIT	87,097,631	43	85,625,272	43

OPERATING EXPENSES (Note 28)
Marketing	22,469,186	11	22,292,965	11
General and administrative	4,012,099	2	3,764,974	2
Research and development	3,249,895	2	3,173,255	2

Total operating expenses	29,731,180	15	29,231,194	15

INCOME FROM OPERATIONS	57,366,451	28	56,394,078	28

NON-OPERATING INCOME AND GAINS (Note 28)
Interest income	475,462	1	478,708	—
Equity in earnings of equity method investees, net	150,683	—	—	—
Valuation gain on financial instruments, net	—	—	98,654	—
Foreign exchange gain, net	—	—	88,840	—
Others	406,794	—	755,692	1

Total non-operating income and gains	1,032,939	1	1,421,894	1

NON-OPERATING EXPENSES AND LOSSES
Loss on disposal of property, plant and equipment, net	216,124	—	6,903	—
Loss on disposal of financial instruments, net	157,143	—	141,865	—
Impairment loss on assets	125,416	—	109,968	—
Interest expense	107,246	—	15,223	—
Loss arising from natural calamities	18,553	—	148,747	—
Foreign exchange loss, net	16,781	—	—	—
Valuation loss on financial instruments, net	11,375	—	—	—
Equity in losses of equity method investees, net	—	—	23,223	—
Others	59,347	—	131,956	—

Total non-operating expenses and losses	711,985	—	577,885	—

INCOME BEFORE INCOME TAX	57,687,405	29	57,238,087	29

INCOME TAX EXPENSE (Notes 2 and 25)	9,129,106	5	12,742,934	7

CONSOLIDATED NET INCOME	$48,558,299	24	$44,495,153	22

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2010		2009
	Amount	%	Amount	%

ATTRIBUTABLE TO
Stockholders of the parent	$47,608,900	24	$43,757,426	22
Minority interests	949,399	—	737,727	—

	$48,558,299	24	$44,495,153	22

	2010		2009
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (Note 26)
Basic earnings per share	$5.82	$4.91	$5.79	$4.51

Diluted earnings per share	$5.80	$4.89	$5.77	$4.50

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 13, 2011)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In Thousands of New Taiwan Dollars)

	Common Stock		Preferred Stock			Retained Earnings			Other Adjustments
	Shares (Thou- sands)	Amount	Shares (Thou- sands)	Amount	Addi- tional Paid-in Capital	Legal Reserve	Special Reserve	Unappro- priated Earnings	Cumu- lative Trans- lation Adjust- ments	Unrecog- nized Not Loss of Pension	Unrealized Loss on Financial Instru- ments	Unrea- lized Revalua- tion Increment	Minority Interests	Total Stock- holders’ Equity
BALANCE, JANUARY 1, 2009	9,696,808	$96,968,082	—	$—	$179,206,270	$52,859,566	$2,675,894	$41,276,274	$29,474	$(84)	$(2,272,242)	$5,813,187	$3,137,450	$379,693,871
Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	(9,741)	—	(9,741)
Appropriation of 2008 earnings
Legal reserve	—	—	—	—	—	4,127,675	—	(4,127,675)	—	—	—	—	—	—
Cash dividend - NT$3.83 per share	—	—	—	—	—	—	—	(37,138,775)	—	—	—	—	—	(37,138,775)
Cancellation of preferred stock (Note 22)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital surplus transferred to common stock	969,680	9,696,808	—	—	(9,696,808)	—	—	—	—	—	—	—	—	—
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	(128,833)	(128,833)
Capital reduction (Note 22)	(969,680)	(9,696,808)	—	—	—	—	—	—	—	—	—	—	—	(9,696,808)
Consolidated net income in 2009	—	—	—	—	—	—	—	43,757,426	—	—	—	—	737,727	44,495,153
Equity adjustments in investees	—	—	—	—	301	—	—	(17,288)	—	—	—	—	—	(16,987)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	(21,848)	—	—	—	(210)	(22,058)
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	(43,666)	—	—	(1,079)	(44,745)
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	1,825,113	—	7,424	1,832,537

BALANCE, DECEMBER 31, 2009	9,696,808	96,968,082	—	—	169,509,763	56,987,241	2,675,894	43,749,962	7,626	(43,750)	(447,129)	5,803,446	3,752,479	378,963,614
Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	(208)	—	(208)
Appropriation of 2009 earnings
Legal reserve	—	—	—	—	—	4,374,014	—	(4,374,014)	—	—	—	—	—	—
Cash dividend - NT$4.06 per share	—	—	—	—	—	—	—	(39,369,041)	—	—	—	—	—	(39,369,041)
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	(695,797)	(695,797)
Capital reduction (Note 22)	(1,939,361)	(19,393,617)	—	—	—	—	—	—	—	—	—	—	—	(19,393,617)
Consolidated net income in 2010	—	—	—	—	—	—	—	47,608,900	—	—	—	—	949,399	48,558,299
Equity adjustments in investees	—	—	—	—	5,339	—	—	—	—	—	—	—	—	5,339
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	(110,511)	—	—	—	(9,257)	(119,768)
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	3,568	—	—	1,526	5,094
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	623,177	—	26,022	649,199

BALANCE, DECEMBER 31, 2010	7,757,447	$77,574,465	—	$—	$169,515,102	$61,361,255	$2,675,894	$47,615,807	$(102,885)	$(40,182)	$176,048	$5,803,238	$4,024,372	$368,603,114

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 13, 2011)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$48,558,299	$44,495,153
Provision for doubtful accounts	229,583	462,329
Depreciation and amortization	34,063,939	36,319,957
Amortization of premium of financial assets	38,227	16,080
Loss on disposal of financial instruments, net	157,143	141,865
Valuation loss on inventory	16,910	56,055
Valuation loss (gain) on financial instruments, net	11,375	(98,654)
Loss on disposal of property, plant and equipment, net	216,124	6,903
Equity in loss (earnings) of equity investees, net	(150,683)	23,223
Dividends received from equity investees	35,862	89,279
Loss arising from natural calamities	18,553	148,747
Impairment loss on assets	125,416	109,968
Loss on disposal of leased assets	—	24
Deferred income taxes	26,568	1,098,630
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	32,345	221,427
Trade notes and accounts receivable	(2,748,979)	(1,491,798)
Receivables from related parties	(36,063)	(70,392)
Other monetary assets	(288,397)	350,295
Inventories	(491,693)	(143,704)
Other current assets	(857,594)	510,031
Increase (decrease) in:
Financial liabilities held for trading	(305)	145
Trade notes and accounts payable	2,236,752	(1,564,541)
Payables to related parties	(259,591)	(206,090)
Income tax payable	256,538	(1,377,091)
Accrued expenses	953,866	950,081
Other current liabilities	2,446,547	775,918
Deferred income	105,146	421,598
Accrued pension liabilities	73,023	(3,959,844)

Net cash provided by operating activities	84,768,911	77,285,594

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	(33,503)	(44,625)
Proceeds from disposal of designated financial assets at fair value through profit or loss	20,519	62,695
Acquisition of available-for-sale financial assets	(3,341,890)	(9,263,485)
Proceeds from disposal of available-for-sale financial assets	19,195,145	8,096,767
Acquisition of held-to-maturity financial assets	(6,917,141)	(2,099,875)
Proceeds from disposal of held-to-maturity financial assets	1,537,500	868,860
Acquisition of financial assets carried at cost	(384,074)	(142,455)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

	2010	2009

Proceeds from disposal of financial assets carried at cost	$59,384	$302,157
Acquisition of investments accounted for using equity method	(35,039)	(559,725)
Acquisition of property, plant and equipment	(24,617,158)	(25,477,587)
Proceeds from disposal of property, plant and equipment	82,282	65,177
Increase in intangible assets	(277,778)	(274,406)
Decrease (increase) in restricted assets	30,586	(90,574)
Increase in other assets	(2,681,748)	(913,815)

Net cash used in investing activities	(17,362,915)	(29,470,891)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(648,000)	485,000
Increase in short-term bills payable	229,896	—
Increase in long-term loans	3,238,000	400,000
Repayment of long-term loans	(119,424)	(123,645)
Decrease in customers’ deposits	(81,123)	(118,081)
Increase (decrease) in other liabilities	61,554	(199,126)
Cash dividends paid	(39,369,041)	(37,138,775)
Proceeds from exercise of employee stock option granted by subsidiary	97,073	58,289
Decrease in minority interests	(674,877)	(697,667)
Capital reduction	(9,696,808)	(19,115,554)

Net cash used in financing activities	(46,962,750)	(56,449,559)

EFFECT OF EXCHANGE RATE CHANGES	(63,533)	(6,693)

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	(2,763,981)	612,874

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,615,732	(8,028,675)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	73,259,490	81,288,165

CASH AND CASH EQUIVALENTS, END OF YEAR	$90,875,222	$73,259,490

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$98,484	$13,480

Income tax paid	$8,841,027	$13,023,872

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$308,896	$117,181

Reclassification from common capital stock to due to stockholders for capital reduction	$19,393,617	$9,696,808

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

	2010	2009

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$23,250,030	$25,150,339
Payables to suppliers	1,356,316	359,280
Prepayments for equipment	10,812	(32,032)

	$24,617,158	$25,477,587

The acquisition of Yao Yong Real Property Co., Ltd. (“YYRP”) by Light Era Development Co., Ltd. (LED) was made on March 1, 2010. The following table presents the allocation of acquisition costs of YYRP to assets acquired and liabilities assumed based on their fair values on the basis of the final data obtained on April 12, 2010:

Cash and cash equivalents	$29,686
Other monetary assets	13,439
Deferred income tax assets	5,603
Property, plant, and equipment	2,781,547
Customers’ deposits	(34,857)
Accrued expenses	(1,312)
Other current liabilities	(1,311)

Total	2,792,795
Percentage of ownership	100%

2,792,795
Goodwill	872

Acquisition costs of acquired subsidiary	$2,793,667

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

Total	500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

The acquisition of Chunghwa Investment Co., Ltd. (“CHI”) and its subsidiaries was made on September 9, 2009. The following table presents the allocation of acquisition costs of Chunghwa Investment Co., Ltd. and its subsidiaries to assets acquired and liabilities assumed based on their fair values on the basis of the final data performed:

Cash and cash equivalents	$913,593
Financial assets at fair value through profit or loss	51,357
Available-for-sale financial assets	568,377
Trade notes and accounts receivable	76,258
Inventories	60,040
Other current assets	19,429
Investments accounted for using equity method	57,339
Financial assets carried at cost	155,714
Property, plant, and equipment	90,278
Identifiable intangible assets	33,662
Other assets	22,462
Trade notes and accounts payable	(33,665)
Accrued expense	(16,496)
Income tax payable	(1,289)
Short-term loans	(20,000)
Long-term loans	(24,238)
Other liabilities	(1,115)

Subtotal	1,951,706
Minority interests	(100,071)

Total	1,851,635
Percentage of additional ownership	40%

740,654
Goodwill	18,055

Acquisition costs of acquired subsidiary paid in cash	$758,709

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 13, 2011)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phones and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007. On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of SENAO through SENAO’s private placement. However, Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement.

Senao International (Samoa) Holding Ltd. (SIS) was established by SENAO in 2009. SIS will engage mainly in international investment activities; however, no capital is injected in SIS and SIS is not on operation stage yet by the end of 2009.

Senao International HK Limited (SIHK) was established by SIS in 2009. SIHK will engage mainly in the sales of telecommunication business; however, no capital is injected in SIHK and SIHK is not on operation stage yet by the end of 2009.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet data center (“IDC”) service. Chunghwa acquired 70% of the shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service. On August 20, 2009, the stockholders of CHIEF (HK) resolved to dissolve CHIEF (HK). CHIEF (HK) completed the liquidation procedures and obtained the required approval from local government on September 24, 2010.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services. On March 20, 2009, the stockholders of CHSI resolved to dissolve GNSS (Shanghai). On July 23, 2009, the board of directors of GNSS (Shanghai) revoked the original resolution of dissolution. GNSS (Shanghai) is still operating as of December 31, 2010.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained control interest over it in January 2008.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008. LED engages mainly in development of property for rent and sale.

Yao Yong Real Property Co., Ltd. (“YYRP”) was incorporated in 2002. YYRP engages mainly in real estate management and leasing business. LED acquired 100% ownership interest of YYRP on March 1, 2010.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) was incorporated in 2008. IFE engages mainly in information system planning and maintenance, software development, and information technology consultation services. Chunghwa acquired 49% shares of IFE on January 5, 2009 and has control over IFE by obtaining half of seats of the board of directors of IFE on January 20, 2009.

InfoExplorer International Co., Ltd. (IESA) was established by IFE in 2010. IESA will engage mainly in international investment activities and have not yet begun operation as of December 31, 2010.

InfoExplorer (Hong Kong) Co., Limited (IEHK) was established by IESA in 2010. IEHK will engage mainly in international investment activities and have not yet begun operation as of December 31, 2010.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002. CHI engages mainly in professional investing in telecommunication business, and telecommunication valued-added services. Chunghwa acquired additional 40% shares of CHI on September 9, 2009 for $758,709 thousand. Chunghwa increased its ownership interest in CHI from 49% to 89% and became the parent company of CHI. As a result of additional acquisition of CHI, the accounts of CHI and its subsidiaries are included in the consolidated financial statements starting from September 9, 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI. CHPT engages mainly in production and marketing of semiconductor testers and printed circuit board.

Chunghwa Precision Test Tech. USA Corporation (CHPT (US)) was established by CHPT in 2010. CHPT (US) engages mainly in production and marketing in semiconductor testers and printed circuit board.

Chunghwa Investment Holding Company (“CIHC”) was established by CHI in 2004. CIHC engages mainly in investment activities.

CHI One Investment Co., Ltd. (COI) was established by CHI in 2009. COI engages mainly in investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company as of December 31, 2010.

Chunghwa Hsingta Company Ltd. (CHC) was established by Prime Asia in December 2010. CHC will engage mainly in investment activities, but no capital has been injected as of December 31, 2010.

As of December 31, 2010 and 2009, Chunghwa and its subsidiaries (“the Company”) had 28,134 and 27,915 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2010:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax, etc. These estimates and assumptions are inherently uncertain and actual results may differ significantly. The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of Chunghwa, and the accounts of investees in which Chunghwa’s ownership percentage is less than 50% but over which Chunghwa has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the year ended December 31, 2010 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IFE, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia and CHC. The consolidated financial statements for the year ended December 31, 2009 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, CHI, CHPT, CIHC, COI, New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

The entities in the “Consolidated Financial Statements of Affiliated Enterprises” are the same as those in the consolidated financial statements; thus, no consolidated financial statements of Chunghwa and affiliates will be compiled. The information needed in the consolidated financial statements of Chunghwa and affiliates is enclosed in the consolidated financial statements.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

LED engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle which is over one year are classified as current items. For assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company loses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequent with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows: Forward exchange contracts and currency swap contracts are estimated by valuation techniques; bonds are based on prices quoted by GreTai Securities Market (GTSM).

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition which are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share. The difference between the initial cost of a debt instrument and its maturity amount is amortized using the effective interest method, with the amortized interest recognized in profit or loss.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectability is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectability of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable as well as historical collection experience.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before the construction has been classified as land held for development, and then reclassified as land held under development after LED begins its construction project. Prepayment for licensing and other miscellaneous costs have been capitalized as part of inventory.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed. After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

When using percentage-of-completion method, profits are recorded based on LED’s estimates of the percentage of completion of individual contracts, commencing when the work performed under the contracts reaches a point where the final costs can be estimated with reasonable accuracy. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded in the period in which it becomes evident.

The percentage of completion is measured based on the completion of the contract milestones predetermined by the architects and engineers. Construction in progress is stated at cost plus (less) amounts associated with estimated profit (loss) recognized on the basis of the percentage-of-completion method.

Investments Accounted for using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash dividends and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 5 to 60 years; computer equipment - 2 to 15 years; telecommunication equipment - 2 to 30 years; transportation equipment - 3 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018. The 3G Concession fees is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration for acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the consolidated statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with under SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates. When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity. Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity's risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

The hedging items that do not meet the criteria for hedge accounting were classified as financial assets or financial liabilities at fair value through profit or loss.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. This Statement supersedes the Statement of Financial Accounting Standards No. 20 “Segment Reporting”. For comparative purpose, the segment information for the year ended December 31, 2009 was presented in accordance with SFAS No. 41.

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified as operating cost.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2010	2009
Cash
Cash on hand	$125,469	$142,319
Bank deposits	7,046,894	8,198,905
Negotiable certificate of deposit, annual yield rate - ranging from 0.52%-0.91% and 0.25%-0.37% for 2010 and 2009, respectively.	54,265,000	63,350,000

	61,437,363	71,691,224

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.41%- 0.48% and 0.19%-0.24% for 2010 and 2009, respectively	26,549,542	1,568,266
Treasury bills, annual yield rate - ranging from 0.42%-0.43%	2,888,317	—

	29,437,859	1,568,266

	$90,875,222	$73,259,490

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2010	2009
Derivatives - financial assets
Currency swap contracts	$34,278	$6,677
Forward exchange contracts	255	—

Designated financial assets at fair value through profit or loss	34,533	6,677

Convertible bonds	42,789	33,842

	$77,322	$40,519

Derivatives - financial liabilities
Forward exchange contracts	$—	$828

Chunghwa entered into investment management agreements with well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on March 2, 2009 and asked fund managers to dispose all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts as of December 31, 2010 and 2009 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
December 31, 2010

Currency swap contracts	US$/NT$	2011.01-2011.03	USD25,000/NTD767,274
Forward exchange contracts - buy	NT$/US$	2011.01	NTD17,965/USD600

December 31, 2009

Currency swap contracts	US$/NT$	2010.01-2010.04	USD45,000/NTD1,448,160
Forward exchange contracts - buy	NT$/US$	2010.01	NT$86,657/USD2,680

The convertible bonds held by CHI are hybrid financial instruments that are designated to be measured at fair value and changes in fair value are recognized in earnings.

Net gains arising from financial assets and liabilities at fair value through profit or loss for the years ended December 31, 2010 and 2009 were NT$65,177 thousand (including realized settlement gain of NT$37,325 thousand and valuation gain of NT$27,852 thousand), and NT$72,315 thousand (including realized settlement loss of NT$26,328 thousand and valuation gain of NT$98,643 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2010	2009
Open-end mutual funds	$1,561,283	$16,831,657
Domestic listed stocks	527,228	499,987
Corporate bonds	102,163	103,323
Real estate investment trust fund	—	102,122

	$2,190,674	$17,537,089

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Year Ended December 31
	2010	2009
Balance, beginning of year	$(447,129)	$(2,264,932)
Impact on acquisition of subsidiaries	—	2,147
Recognized in stockholders’ equity	204,460	1,685,169
Transferred to profit or loss	418,717	130,487

Balance, end of year	$176,048	$(447,129)

As a result of global economic and financial crisis, Chunghwa determined that the impairment losses of available-for-sale financial assets were other-than-temporary in nature, and recorded impairment losses of NT$85,349 thousand for the year ended December 31, 2009.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2010	2009
Corporate bonds, nominal interest rate ranging from 1.20-4.75 % and 0.76%-4.75% for 2010 and 2009, respectively; effective interest rate ranging from 1.00-2.95% and 0.45%-2.95% for 2010 and 2009, respectively	$9,867,863	$4,531,699
Bank debentures, nominal interest rate ranging from 1.60-2.11% and 1.87%-2.11% for 2010 and 2009, respectively; effective interest rate ranging from 1.25-2.45% and 1.14%-2.90%, respectively	503,835	497,558

	10,371,698	5,029,257
Less: Current portion	1,963,608	1,099,595

	$8,408,090	$3,929,662

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Year Ended December 31
	2010	2009
Balance, beginning of year	$2,798,679	$3,050,691
Provision for doubtful accounts	215,654	454,598
Impact on acquisition of subsidiaries	—	630
Accounts receivable written off	(462,869)	(707,240)

Balance, end of year	$2,551,464	$2,798,679

9.	OTHER MONETARY ASSETS-CURRENT

	December 31
	2010	2009
Accrued custodial receipts from other carriers	$386,690	$432,569
Other receivables	1,752,972	1,407,176

	$2,139,662	$1,839,745

10.	INVENTORIES

	December 31
	2010	2009
Merchandise	$2,146,450	$2,033,571
Work in process	764,782	647,212

	2,911,232	2,680,783
Construction in progress	376,077	—
Land held under development	1,237,678	706,176
Land held for development	35,816	563,402
Prepayment for construction	—	98,846

	$4,560,803	$4,049,207

The operating costs related to inventories were $27,045,771 thousand (including the valuation loss on inventories of $16,910 thousand) and $23,116,483 thousand (including the valuation loss on inventories of $56,055 thousand) for the years ended December 31, 2010 and 2009, respectively.

a.	Land held under development and construction in progress of LED as of December 31, 2010 and 2009 were as follows (in thousands):

				Construction in Progress
	Contract Price	Estimated Construction Cost	Land Held Under Development	Construction Cost	Recognized Cumulative Gain	Total	Deferred Marketing Expenses (Classified as Other Current Assets)	Advance From Land and Building (Classified as Other Current Liabilities)	Percentage of Completion	Expected Year of Completion
December 31, 2010

Completed-contract method
Wan-Xi Project	$—	$—	$706,176	$—	$—	$—	$81,629	$334,779	—	2011
Li-Shui (A) Project	—	—	54,844	—	—	—	—	—	—	2012
Li-Shui (B) Project	—	—	32,457	—	—	—	—	—	—	2011
LightEra-Covent Project	—	—	379,214	3,360	—	3,360	—	17,845	—	2011
Percentage of completion method Guang-Diang Project	983,129	425,216	64,987	173,816	198,901	372,717	38,346	154,805	43%	2012

			$1,237,678	$177,176	$198,901	$376,077	$119,975	$507,429

December 31, 2009

Completed-contract method Wan-Xi Project	—	—	$706,176	$—	$—	$—	$80,663	$260,376	—	2011

With respect to Wan-Xi project, LED is responsible for selling the land, and Ruentex Development Co., Ltd. is responsible for the construction and sale of the buildings. Advanced from customers for land and buildings of NT$15,550 thousand was recognized as revenue from liquidated damage due to customers’ breaches of contract, and the corresponding deferred marketing expenses of NT$11,679 thousand were recognized as expenses in 2009. There was no breach of contract in 2010.

With respect to Li-Shui (A) and (B) projects, LED is responsible for selling the land and Kindon Construction Corp. is responsible for building construction and selling the buildings.

With respect to LightEra - Covent Project, LED is responsible for selling the land and planning the design, and Covent Garden Development Co. is responsible for building construction and selling the buildings.

b.	Land held for development of LED as of December 31, 2010 and 2009 were as follows:

	December 31
	2010	2009
Subsection 2 Gongyuan Sec., Zhongzheng Dist., Taipei City	$31,900	$31,900
Yucheng Sec., Nangang Dist., Taipei City	3,916	—
Yanping Sec., Changhua City, Changhua County	—	379,214
Zhongshan Sec., Banqiao Dist., New Taipei City	—	64,987
Subsection 2, Jinhua Sec., Da’an Dist., Taipei City	—	54,844
Subsection 1, Jinhua Sec., Da’an Dist., Taipei City	—	32,457

	$35,816	$563,402

The advances from lands and buildings of Zhongshan Sec., Banqiao Dist., New Taipei City were NT$67,941 thousand and its deferred marketing expenses were NT$12,572 thousand as of December 31, 2009. The land held for development of Zhongshan Sec., Banqiao Dist., New Taipei City was reclassified as land held under development of Guang-Diang project in 2010.

The lands held for development of Yanping Sec., Changhua City, Changhua County, Subsection 2, Jinhua Sec., Da’an Dist., Taipei City and Subsection 1, Jinhua Sec., Da’an Dist., Taipei City were reclassified as lands held under development of Covent Garden, Li-Shui (A) and Li-Shui (B) projects in 2010, respectively.

c.	Prepayment for construction of LED as of December 31, 2009 were as follows (in thousands):

Location	Floor Area Capacity Cost	Design Cost	Other Cost	Total
Zhongshan Sec., Banqiao Dist., New Taipei City	$37,220	$4,127	$1,427	$42,774
Yanping Sec., Changhua City, Changhua County	—	2,806	463	3,269
Dunhua S. Rd. Project, Taipei City	52,071	—	732	52,803

	$89,291	$6,933	$2,622	$98,846

Prepayment for construction of Zhongshan Sec., Banqiao Dist., New Taipei City and Yanping Sec., Changhua City, Changhua County were reclassified as construction-in-progress for Guang-Diang and Covent Garden projects, respectively; the prepayment for construction of the Dunhua S. Rd. project was reclassified as property, plant and equipment in 2010.

11.	OTHER CURRENT ASSETS

	December 31
	2010	2009
Spare parts	$1,796,921	$2,348,894
Prepaid expenses	1,009,151	651,777
Prepaid rents	789,217	811,904
Others	526,092	507,125

	$4,121,381	$4,319,700

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2010		2009
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$556,360	40	$427,810	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	398,186	38	408,341	38
Senao Networks, Inc. (“SNI”)	307,403	41	288,407	41
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	246,220	30	269,924	30
Skysoft Co., Ltd. (“SKYSOFT”)	94,769	30	89,913	30
Kingwaytek Technology Co., Ltd. (“KWT”)	66,377	33	69,913	33
So-net Entertainment Taiwan Limited (“So-net”)	25,198	30	30,920	30
HopeTech Technologies Limited (“HopeTech”)	18,794	45	—	—
Xiamen Sertec Business Technology Co., Ltd. (Sertec)	7,744	49	—	—
Tatung Technology Inc.	3,876	28	36,544	28
Panda Monium Company Ltd.	—	43	—	43

	$1,724,927		$1,621,772

ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, STS in Singapore in October 2008 in order to maintain the current service. STS engages in the installation and the operation of the ST-2 telecommunications satellite.

Chunghwa participated in the capital increase of Viettel-CHT in September 2009, by investing $197,088 thousand cash. Viettel-CHT engages mainly in IDC services.

Chunghwa participated in So-net’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its shares. So-net engages mainly in online service and sale of computer hardware.

SIS invested in HopeTech on September 2010 by investing NT$21,177 thousand cash to acquire 45% of its shares. HopeTech engages mainly in information technology services and sale of communication products.

COI established Sertec with Xiamen Information Investment Co., Ltd. in 2010, by investing $13,862 thousand cash and held 49% of Sertec. Sertec engages mainly in customer services and platform rental activities.

Tatung Technology Inc. and Panda Monium Company Ltd. are the equity method investees of Chunghwa Investment Co., Ltd. They engage mainly in selling the products of SET TOP BOX and making animations, respectively.

The carrying values of the equity investees as of December 31, 2010 and 2009 and the equity in earnings for the years ended December 31, 2010 and 2009 are determined based on the audited financial statements of the investees for the same years as the Company.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2010		2009
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Non-listed
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	8	127,018	11
iD Branding Ventures (“iDBV”)	99,504	11	99,504	11
UniDisplay Inc.	55,450	3	46,000	3
Innovation Works Development Fund, L.P. (“IWDF”)	38,035	13	—	—
RPTI Intergroup International Ltd. (“RPTI”)	34,500	10	34,500	10
Procrystal Technology Co., Ltd.	30,000	1	—	—
VisEra Technologies Company Ltd.	29,371	—	—	—
Ultra Fine Optical Technology Co., Ltd.	27,000	12	—	—
Innovation Works Limited (“IW”)	21,271	7	—	—
CQi Energy Infocom Inc. (“CQi”)	20,000	18	—	—
Digimax Inc. (“DIG”)	15,080	4	23,935	4
Lextar Electronics Corp.	15,039	—	—	—
PChome Store Inc.	14,073	3	—	—
Taimide Technology, Ltd.	13,670	1	—	—
Huga Optotech Inc.	12,870	—	6,672	—
N.T.U. Innovation Incubation	12,000	9	12,000	9
CoaTronics Inc.	12,000	9	—	—
A2peak Power Co., Ltd. (“A2P”)	11,462	3	—	—
Win Semiconductors Corp.	10,555	—	7,603	—
OptiVision Technology. Inc.	10,189	—	—	—
Chia Chang Co., Ltd.	9,366	—	—	—
Tatung Fine Chemicals Co., Ltd.	9,135	—	7,762	—
ChipSip Technology Co., Ltd. (“ChipSip”)	8,041	2	23,247	3
SuperAlloy Industrial Co., Ltd.	7,123	—	—	—
Champion Microelectronic Corp.	6,869	—	—	—
DelSolar Co., Ltd.	6,097	—	5,388	—
Crystal Media Inc. (“CMI”)	5,630	5	11,642	5
Subtron Technology Co., Ltd.	4,952	—	3,282	—
Cando Corporation	4,946	—	3,394	—
3 Link Information Service Co., Ltd.	3,450	10	3,450	10
eMemory Technology Inc.	2,733	—	—	—
XinTec Inc.	1,078	—	1,078	—

				(Continued	)

	December 31
	2010		2009
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Giga Solar Materials Corp.	$—	—	$54,656	2
Superior Industries Co., Ltd.	—	—	22,500	2
LightHouse Technology Co., Ltd.	—	—	10,982	—
Join Well Technology Co., Ltd.	—	—	8,210	—
J Touch Corporation	—	—	4,161	—
Taidoc Technology Corporation	—	—	3,498	—
Daxon Technology Inc.	—	—	750	—
Essence Technology Solution, Inc. (“ETS”)	—	7	—	9
eASPNet Inc.	—	2	—	2

	2,668,037		2,510,762

Prepayments for long-term investments in stocks
Tons Lightology Inc.	66,150	—	—	—
GoaTronics Inc.	—	—	25,000	—
Huga Optotech Inc.	—	—	791	—
Cando Corporation	—	—	7	—

	66,150		25,798

	$2,734,187		$2,536,560

				(Concluded	)

After evaluating the financial assets carried at cost, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of $10,000 thousand for the year ended December 31, 2009.

After evaluating the financial assets carried at cost, CHI determined the investments in ChipSip, CMI, and A2P were impaired and recognized impairment losses of NT$12,969 thousand, NT$9,370 thousand, and NT$16,038 thousand for the year ended December 31, 2010.

After evaluating the financial assets carried at cost, CHI determined the investment in DIG was impaired and recognized impairment losses of NT$20,920 thousand and NT$10,289 thousand in 2010 and 2009, respectively.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC was not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Financial Supervisory Commission, Executive Yuan (“FSC”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments do not have a quoted market price in an active market and the fair values cannot be reliably measured; therefore, these investments are carried at original cost.

14.	OTHER MONETARY ASSETS-NONCURRENT

	December 31
	2010	2009
Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2010	2009
Cost
Land	$104,136,053	$102,131,565
Land improvements	1,554,776	1,535,066
Buildings	67,457,269	63,184,398
Computer equipment	16,085,635	16,343,774
Telecommunications equipment	656,300,682	656,016,086
Transportation equipment	2,372,673	2,113,053
Miscellaneous equipment	7,155,083	7,230,632

Total cost	855,062,171	848,554,574
Revaluation increment on land	5,800,701	5,800,909

	860,862,872	854,355,483

Accumulated depreciation
Land improvements	1,003,811	951,240
Buildings	18,602,531	17,395,165
Computer equipment	12,232,397	12,149,757
Telecommunications equipment	527,818,615	518,608,726
Transportation equipment	1,636,671	1,885,512
Miscellaneous equipment	5,898,209	6,030,160

	567,192,234	557,020,560

Construction in progress and advances related to acquisition of equipment	12,058,972	15,687,426

Property, plant and equipment, net	$305,729,610	$313,022,349

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of December 31, 2010, the unrealized revaluation increment was decreased to $5,803,238 thousand by disposal revaluation assets.

Depreciation expense on property, plant and equipment were $32,736,819 thousand and $35,114,106 thousand for the years ended December 31, 2010 and 2009, respectively. Capitalized interest expense for the years ended December 31, 2010 and 2009 were $11 thousand and $207 thousand. The capitalized interest rate were 1.1% and 1.165%-1.604%, respectively.

Chunghwa reclassified the unused property, plant and equipment amounting to $61,323 thousand to idle assets and recognized the impairment loss of $61,323 thousand on those assets for the year ended December 31, 2010.

16.	SHORT-TERM LOANS

	December 31
	2010	2009
Unsecured loans - annual rate - 1.10-1.33% and 1.15%-1.23% for 2010 and 2009, respectively	$115,000	$275,000
Secured loans - annual rate - 0.81% for 2009		488,000

	$115,000	$763,000

17.	SHORT-TERM BILLS PAYABLE

December 31, 2010
Commercial paper - annual rate- 0.74-0.79%	$229,896

18.	ACCRUED EXPENSES

	December 31
	2010	2009
Accrued salary and compensation	$10,716,458	$9,876,025
Accrued employees’ bonuses and remuneration to directors and supervisors	2,358,347	1,964,214
Accrued franchise fees	2,191,174	2,224,104
Other accrued expenses	3,138,023	3,384,571

	$18,404,002	$17,448,914

19.	OTHER CURRENT LIABILITIES

	December 31
	2010	2009
Advances from subscribers	$9,220,046	$6,908,417
Amounts collected in trust for others	2,355,597	2,224,736
Payables to contractors	1,261,643	2,229,165
Payables to equipment suppliers	1,105,904	1,532,703
Refundable customers’ deposits	1,096,923	1,045,127
Others	2,586,414	2,930,181

	$17,626,527	$16,870,329

20.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	December 31
	2010	2009
Secured loans - annual rate - 0.80-1.60% for 2010 and 1.00%-1.37% for 2009, respectively	$3,247,846	$28,656
Unsecured loans - annual rate - 2.01-2.04% for 2010 and 2.01%-2.04% for 2009, respectively	209,309	309,777

	3,457,155	338,433
Less: Current portion of long-term loans	308,896	117,181

	$3,148,259	$221,252

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly and the principal is paid yearly from December 2011 and due in September 2015.

LED obtained a secured loan from First Commercial Bank in September 2010. Interest is paid monthly and the principal is paid yearly from September 2014 and due in September 2017.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are paid monthly from January 2009 and due in January 2013.

SHE requested a loan from the Industrial Development Bureau, Ministry of Economic Affairs and obtained a secured loan from Taiwan Business Bank. Interest is paid monthly and the principal is paid every three months from January 2009 and due in April 2013. The loan was repaid early in April 2010.

CHPT obtained a secured loan from the E. Sun Commercial Bank in December 2006. Interest and the principal were paid monthly from January 2007 and due December 2009. CHPT obtained another loan from the E. Sun Commercial Bank in February 2009. Interest and the principal are paid monthly from March 2009 and due in February 2013.

21.	MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related assets and liabilities was as follows:

	December 31, 2010
	Within One Year	Over One Year	Total
Assets

Inventories	$—	$1,649,571	$1,649,571
Deferred expenses (classified as other current assets)	—	119,975	119,975
Restricted assets	—	168,996	168,996

	$—	$1,938,542	$1,938,542

			(Continued	)

	December 31, 2010
	Within One Year	Over One Year	Total

Liabilities

Trade notes and accounts payable	$—	$13,916	$13,916
Advance from land and building (classified as other current liabilities)	—	507,429	507,429

	$—	$521,345	$521,345

			(Concluded	)

	December 31, 2009
	Within One Year	Over One Year	Total
Assets

Inventories	$—	$1,368,424	$1,368,424
Deferred expenses (classified as other current assets)	—	93,236	93,236
Restricted assets	—	100,869	100,869

	$—	$1,562,529	$1,562,529

Liabilities

Trade notes and accounts payable	$5,797	$—	$5,797
Advance from land and building (classified as other current liabilities)	—	328,317	328,317

	$5,797	$328,317	$334,114

22.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is NT$120,000 million, which is divided into 12,000,000 thousand common shares (at $10 par value per share). The stockholders, at the stockholders’ meeting held on June 18, 2010 resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2010 and the stock transfer date of capital reduction as of January 15, 2011. The common stock capital of Chunghwa is NT$77,574,465 thousand as of December 31, 2010.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2010, the outstanding ADSs representing 892,783 thousand common shares, which equaled approximately 89,278 thousand units and represented 9.21% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the years ended December 31, 2010 and 2009, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2009 and 2008 earnings of Chunghwa have been approved and resolved by the stockholders on June 18, 2010 and June 19, 2009 as follows:

	Appropriation and Distribution		Dividend Per Share
	2009	2008	2009	2008
Legal reserve	$4,374,014	$4,127,675
Special reserve	—	475
Cash dividends	39,369,041	37,138,775	$4.06	$3.83

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand paid in cash, respectively. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the year ended December 31, 2009.

The appropriation and distribution of 2010 earnings of Chunghwa has not been resolved by the board of directors as the report date. Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of NT$19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders. The abovementioned 2010 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa was authorized to designate the record date of capital reduction as of October 26, 2010. Subsequently, the stock transfer record date of capital reduction was designated as January 15, 2011. The amount due to stockholders for capital reduction was NT$19,393,617 thousand and such cash payment to stockholders was made in January 2011.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of NT$9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively approved by FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by NT$9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with FSC. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with FSC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

23.	SENAO’ SHARE-BASED COMPENSATION PLANS

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price
2003.09.03	2003.10.17	3,981	$ 14.7
			(Original price $20.2)
2003.09.03	2004.03.04	385	17.6
			(Original price $23.9)
2004.12.01	2004.12.28	6,500	10.0
			(Original price $11.6)
2004.12.01	2005.11.28	1,500	13.5
			(Original price $18.3)
2005.09.30	2006.05.05	10,000	12.4
			(Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6
			(Original price $44.2)

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividend (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the years ended December 31, 2010 and 2009 was as follows:

	Stock Options Outstanding
	2010		2009
	Number of Options (Thousand)	Weighted Average Exercise Price NT$	Number of Options (Thousand)	Weighted Average Exercise Price NT$

Options outstanding, beginning of year	9,323	$30.92	13,818	$26.34
Options exercised	(4,075)	23.40	(4,076)	13.75
Options expired	(145)	37.60	(419)	31.35

Options outstanding, end of year	5,103	36.15	9,323	30.92

Options exercisable, end of year	3,719		4,545

As of December 31, 2010, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$12.4	1,061	1.33	$12.40	1,061	$12.40
$13.5	30	0.92	13.50	30	13.50
$42.6	4,012	2.92	42.60	2,628	42.60

As of December 31, 2009, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$10.0-$13.3	3,427	2.20	$12.96	1,512	$12.54
$14.4-$17.6	259	1.92	14.40	259	14.40
$42.6	5,637	3.92	42.60	2,774	42.60

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2010 and 2009. Had SENAO used the fair value based method to recognize the compensation cost, there were no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions of SENAO for the year ended December 31, 2010 would have been as follows:

	October 31,	May 5,	November 28,	December 28,	March 4,
	2007	2006	2005	2004	2004
Expected dividend yield	1.49%	—	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life (years)	4.375	4.375	4.375	4.375	4.375
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants (dollars)	$13.69	$5.88	$6.93	$4.91	$10.56

24.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2010
	Operating Costs	Operating Expenses	Total

Compensation expense
Salaries	$12,615,462	$10,313,341	$22,928,803
Insurance	1,053,337	827,644	1,880,981
Pension	1,705,431	1,202,831	2,908,262
Other compensation	9,652,037	6,705,012	16,357,049

	$25,026,267	$19,048,828	$44,075,095

Depreciation expense	$30,971,834	$1,764,985	$32,736,819

Amortization expense	$1,086,990	$222,453	$1,309,443

	Year Ended December 31, 2009
	Operating Costs	Operating Expenses	Total

Compensation expense
Salaries	$12,543,945	$9,900,839	$22,444,784
Insurance	998,513	771,386	1,769,899
Pension	1,517,216	1,138,192	2,655,408
Other compensation	8,807,199	6,030,557	14,837,756

	$23,866,873	$17,840,974	$41,707,847

Depreciation expense	$33,169,331	$1,944,775	$35,114,106

Amortization expense	$957,183	$232,255	$1,189,438

25.	INCOME TAX

a.	Income tax expense consisted of the following:

	Year Ended December 31
	2010	2009
Income tax payable	$9,100,533	$11,777,375
Income tax - separated	3,713	62,768
Income tax - deferred	26,568	1,098,630
Adjustments of prior years’ income tax	(1,708)	(195,839)

Income tax	$9,129,106	$12,742,934

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduced the income tax rate of profit-seeking enterprises to 17%, effective January 1, 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective until December 31, 2019.

b.	Net deferred income tax assets (liabilities) consisted of the following:

	December 31
	2010	2009
Current
Deferred income tax assets (liabilities)
Provision for doubtful accounts	$241,041	$351,322
Unrealized accrued expense	51,310	50,128
Estimated warranty liabilities	22,656	19,434
Valuation loss on inventory	17,085	16,780
Investment tax credits	1,600	862
Unrealized foreign exchange loss (gain), net	937	2,870
Loss carryforward	—	2,274
Valuation gain on financial instruments, net	(5,827)	(9,015)
Other	2,987	17,999

	331,789	452,654
Valuation allowance	(240,908)	(351,307)

Net deferred income tax assets - current	$90,881	$101,347

Noncurrent
Deferred income tax assets
Accrued pension cost	$295,703	$333,290
Loss carryforward	78,103	112,756
Impairment loss	63,994	63,777
Abandonment of equipment not approved by National Tax Administration	37,562	—
Investment tax credit	14,634	17,016
		(Continued )

	December 31
	2010	2009

Equity in losses of equity method investees, net	$6,365	$—
Other	2,827	16,521

	499,188	543,360
Valuation allowance	(26,928)	(60,429)

Net deferred income tax assets - noncurrent	$472,260	$482,931

		(Concluded	)

As of December 31, 2010, details for investment tax credit of CHI and CHPT are as follows:

Law/Statue	Items	Remaining Creditable Amount	Expiry Year
Statute for Upgrading Industries	Pioneer Industry Investment Tax Credit	$7,395	2011

Statute for Upgrading Industries	Personnel training expenditures	$7,060	2013
	Purchase of machinery and equipment	1,779	2013

		$8,839

As of December 31, 2010, loss carryforward of CHIEF, Unigate, LED and CHI are as follows:

Company	Total Amounts	Unused Amounts	Expiry Year

CHIEF	$15,251	$15,083	2014
	17,267	17,267	2015
	14,943	14,943	2016
	8,558	8,558	2017
	1,409	1,409	2018
Unigate	13	13	2017
	6	6	2018
	8	8	2020
LED	5,426	5,426	2018
	7,571	7,571	2019
	7,245	7,245	2020
CHI	574	574	2020

	$78,271	$78,103

c.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2010	2009

Balance of Imputation Credit Account (“ICA”) Chunghwa	$4,482,911	$7,430,435

The actual and the estimated creditable ratios distribution of Chunghwa’s 2010 and 2009 for earnings were 18.77% and 26.49%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated ratio may change when the actual distribution of imputation credit is made.

d.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2005. The following subsidiaries’ income tax returns have been examined by tax authorities through 2008: SENAO, CHIEF, CHSI, SHE, CIYP, LED, YYRP, IFE, CHI, CHPT and Unigate.

26.	EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of Common Shares (Thousand) (Denominator)	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income

Year ended December 31, 2010

Basic EPS:
Income attributable to stockholders of the parent	$56,438,065	$47,608,900	9,696,808	$5.82	$4.91

Effect of dilutive potential common stock SENAO’s stock options	(7,324)	(7,324)	—
Employee bonus	—	—	28,653

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$56,430,741	$47,601,576	9,725,461	$5.80	$4.89

Year ended December 31, 2009

Basic EPS:
Income attributable to stockholders of the parent	$56,163,421	$43,757,426	9,696,808	$5.79	$4.51

Effect of dilutive potential common stock SENAO’s stock options	(7,707)	(7,707)	—
Employee bonus	—	—	28,806

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$56,155,714	$43,749,719	9,725,614	$5.77	$4.50

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the years ended December 31, 2010 and 2009. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the years ended December 31, 2010 and 2009 was due to the effect of potential common stock related to stock options granted by SENAO.

27.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. on behalf of the MOTC upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $2,982,396 thousand ($2,751,730 thousand subject to defined benefit plan and $230,666 thousand subject to defined contributed plan) and $2,948,459 thousand ($2,737,057 thousand subject to defined benefit plan and $211,402 thousand subject to defined contributed plan) for the years ended December 31, 2010 and 2009, respectively.

Pension information of the Company of the defined benefit plan is summarized as follows:

a.	Components of net periodic pension cost for the year

Year ended December 31, 2010

	Chunghwa	SENAO	CHIEF	Other
Service cost	$2,692,744	$1,611	$—	$—
Interest cost	237,413	3,279	326	1,041
Expected return on plan assets	(181,189)	(1,819)	(151)	(40)
Amortization	(4,054)	2,023	461	85

Net periodic benefit pension cost	$2,744,914	$5,094	$636	$1,086

Year ended December 31, 2009

	Chunghwa	SENAO	CHIEF	Other
Service cost	$2,693,006	$1,602	$—	$—
Interest cost	184,279	2,757	394	1,291
Expected return on plan assets	(140,875)	(2,595)	(254)	(67)
Amortization	(4,022)	1,224	256	61

Net periodic benefit pension cost	$2,732,388	$2,988	$396	$1,285

Reconciliation between the fund status and accrued pension liabilities, vested benefit, actuarial assumptions and contributions and payments of the fund is summarized as follows:

b.	Reconciliation between the fund status and accrued pension cost is summarized as follows:

Year ended December 31, 2010

	Chunghwa	SENAO	CHIEF	Other
Benefit obligation
Vested benefit obligation	$(10,067,186)	$(21,957)	$—	$—
Non-vested benefit obligation	(3,618,185)	(93,407)	(10,729)	(10,908)

Accumulated benefit obligation	(13,685,371)	(115,364)	(10,729)	(10,908)
Additional benefit obligation	(1,491,074)	(44,930)	(6,297)	(2,624)

Projected benefit obligation	(15,176,445)	(160,294)	(17,026)	(13,532)
Fair values of plan assets	13,100,783	126,939	10,587	8,704

Funded status	(2,075,662)	(33,355)	(6,439)	(4,828)
Amortization of unrecognized net transition obligation	—	922	4,789	303
Unrecognized prior service cost effect	(41,699)	(7,205)	—	—
Amortization of unrecognized net loss (gain)	834,339	55,664	(3,615)	2,029

Net amount recognized - prepaid pension cost - included in other assets - other (accrued pension liabilities)	$(1,283,022)	$16,026	$(5,265)	$(2,496)

Year ended December 31, 2009

	Chunghwa	SENAO	CHIEF	Other
Benefit obligation
Vested benefit obligation	$(7,440,999)	$(14,117)	$—	$—
Non-vested benefit obligation	(3,156,229)	(90,301)	(10,001)	(5,401)

Accumulated benefit obligation	(10,597,228)	(104,418)	(10,001)	(5,401)
Additional benefit obligation	(1,387,020)	(42,341)	(6,328)	(2,291)

Projected benefit obligation	(11,984,248)	(146,759)	(16,329)	(7,692)
Fair values of plan assets	10,787,564	119,076	9,718	2,562

Funded status	(1,196,684)	(27,683)	(6,611)	(5,130)
Amortization of unrecognized net transition obligation	—	1,846	5,250	363
Unrecognized prior service cost effect	(45,754)	(7,518)	—	—
Amortization of unrecognized net loss (gain)	34,481	48,561	(3,980)	1,125

Net amount recognized - prepaid pension cost - included in other assets - other (accrued pension liabilities)	$(1,207,957)	$15,206	$(5,341)	$(3,642)

c.	Vested benefit

	Chunghwa	SENAO	CHIEF	Other

Year ended December 31

2010	$13,169,590	$27,265	$—	$—

2009	$10,635,994	$17,846	$—	$—

d.	Actuarial assumptions

	Year Ended December 31
	2010	2009
Discount rate used in determining present value	1.75%	2.00%
Rate of compensation increase	1.00%	1.00%
Expect long-term rate of return on plan assets	1.50%	1.50%

e.	Contributions and payments of the Fund

Year ended December 31, 2010

	Chunghwa	SENAO	CHIEF	Other
Contributions	$2,603,310	$5,914	$712	$2,233

Payments	$425,014	$—	$—	$—

Year ended December 31, 2009

	Chunghwa	SENAO	CHIEF	Other
Contributions	$6,645,316	$6,129	$720	$—

Payments	$177,500	$—	$—	$—

28.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all revenues and costs of doing business are reflected in the financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI, which was equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Kingwaytek Technology Co., Ltd. Co., Ltd. (“KWT”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
HopeTech Technologies Limited (“HopeTech”)	Equity-method investee of SIS
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Institute for Information Industry (“III”)	Investor of significant influence over IFE
e-To You International Inc. (“ETY”)	Chairman of ETY is the vice chairman of IFE
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2010		2009
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
So-net	$32,199	51	$—	—
III	31,540	49	85,106	90
ETY	—	—	9,000	10
Others	119	—	217	—

	$63,858	100	$94,323	100

2) Prepaid expenses (include in other current assets)

III	$497	—	$476	—

3) Refundable deposit

III	$383	—	$383	—

4) Payables

Trade notes payable, accounts payable and accrued expenses
TISE	$111,488	80	$271,290	81
So-net	11,799	8	839	—
SKYSOFT	5,209	4	14,218	4
KWT	4,191	3	—	—
STEF	2,475	2	2,802	1
ETY	2,265	2	2,754	1
Others	2,233	1	1,507	—

	139,660	100	293,410	87
Payables to contractors
TISE	—	—	42,309	13

	$139,660	100	$335,719	100

5) Advances from customers (include in other current liabilities)

SNI	$2,730	—	$2,142	—

6) Customers’ deposits

SNI	$234	—	$—	—
So-net	200	—	—	—

	$434	—	$—	—

	Year Ended December 31
	2010		2009
	Amount	%	Amount	%
7) Revenues

So-net	$329,245	—	$60,516	—
SKYSOFT	37,672	—	34,485	—
III	27,621	—	126,655	—
HopeTech	25,277	—	—	—
TISE	3,927	—	3,183	—
ETY	2,607	—	10,812	—
Others	601	—	1,392	—

	$426,950	—	$237,043	—

8) Operating costs and expenses

TISE	$684,202	—	$481,743	—
SKYSOFT	25,406	—	21,870	—
KWT	22,659	—	6,057	—
ETY	13,025	—	13,444	—
STEF	10,241	—	19,198	—
SNI	5,906	—	397	—
HopeTech	2,782	—	—	—
III	1,840	—	17,606	—
Others	455	—	955	—

	$766,516	—	$561,270	—

9) Non-operating income and gains
SNI	$29,531	3	$25,531	2
TISE	1,873	—	7	—
STEF	393	—	—	—

	$31,797	3	$25,538	2

10) Acquisition of property, plant and equipment
TISE	$331,616	1	$1,336,564	5
III	—	—	18,972	—

	$331,616	1	$1,355,536	5

11) Financing to related parties

Financing to related parties (include in other assets - others) was as follows:

	Year Ended December 31, 2010
Related Party	Ending Balance	Maximum Balance	Interest Rate	Interest Income

STS	$—	$546,617	6.38%	$7,567

	Year Ended December 31, 2009
Related Party	Ending Balance	Maximum Balance	Interest Rate	Interest Income

STS	$546,617	$546,617	6.38%	$3,460

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years which will start from the official operation of ST-2 satellite and the total contract value is approximately NT$6,000,000 thousand (SG$260,723 thousand). The Company has prepaid NT$2,517,166 thousand which has classified as other assets - others.

SENAO rents out part of its plant to SNI, and the rent is collected monthly.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

c.	The compensation of directors, supervisors and managements is showed as follows:

	Year Ended December 31
	2010	2009

Salaries	$155,852	$144,192
Compensations	58,108	63,518
Bonus and remunerations	62,980	60,277

	$276,940	$267,987

29.	PLEDGED ASSETS

The following assets are pledged as collateral for short-term and long-term bank loans and contract deposits by LED, CHIEF, SHE, CHPT, IFE and CHTS.

	December 31
	2010	2009

Property, plant and equipment, net	$4,317,927	$660,580
Restricted assets	70,341	100,117

	$4,388,268	$760,697

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of December 31, 2010, in addition to those disclosed in other notes, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisition of land and buildings of $148,279 thousand.

b.	Acquisition of telecommunications equipment of $15,840,866 thousand.

c.	Unused letters of credit of $320,627 thousand.

d.	Contract to print billing, envelopes and selling gifts of $57,015 thousand.

e.	LED has already contracted to advance sale of lands and buildings for $2,593,356 thousand, and collected $507,429 thousand in advance according to the contracts.

f.	For the purpose of completing the construction, acquisition of the building construction license and registration ownerships of all buildings for Wan-Xi Project and LightEra Covent Garden Project, LED signed the trust deeds with Hua Nan Bank, China Real Estate Management Co., Ltd. and Land Bank for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

December 31, 2010
Restricted assets -bank deposits	$168,996
Land held under development	1,085,390

$1,254,386

g.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future lease payments were as follows:

Rental Amount
2011	$1,629,032
2012	1,291,543
2013	977,289
2014	747,830
2015 and thereafter	607,866

h.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Pining Fund.

i.	A portion of the land used by Chunghwa during the period from July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of NT$767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay NT$16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that Chunghwa need to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal at the Supreme Court of the Republic of China within the statutory period. The case is under the review process of the Supreme Court of the Republic of China.

31.	SIGNIFICANT SUBSEQUENT EVENT

The stockholders of IFE, at the special meeting of stockholders held on February 25, 2011, approved the merger with International Integrated System Inc. and e-ToYou International, Inc. in accordance with Business Mergers and Acquisitions Act. After the merger, IFE will be the surviving company and International Integrated System, Inc. and e-ToYou International, Inc. will be dissolved. The proposed name of the surviving company is “International Integrated System, Inc. (IISI).” The date of the merger is scheduled on April 1, 2011.

32.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amounts and fair values of financial instruments were as follows:

	December 31
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$90,875,222	$90,875,222	$73,259,490	$73,259,490
Financial assets at fair value through profit or loss	77,322	77,322	40,519	40,519
Available-for-sale financial assets	2,190,674	2,190,674	17,537,089	17,537,089
Held-to-maturity financial assets-current	1,963,608	1,963,608	1,099,595	1,099,595
Trade notes and accounts receivable, net	14,502,507	14,502,507	11,973,180	11,973,180
Receivables from related parties	63,858	63,858	94,323	94,323
Other current monetary assets	2,139,662	2,139,662	1,839,745	1,839,745
Restricted assets - current	204,606	204,606	177,462	177,462
Financial assets carried at cost	2,734,187	—	2,536,560	—
Held-to-maturity financial assets -noncurrent	8,408,090	8,408,090	3,929,662	3,929,662
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,462,011	1,462,011	1,550,825	1,550,825
Restricted assets - noncurrent	34,731	34,731	23,524	23,524
Liabilities
Short-term loans	115,000	115,000	763,000	763,000
Short-term bills payable	229,896	229,896	—	—
Financial liabilities at fair value through profit or loss	—	—	828	828
Trade notes and accounts payable	11,554,887	11,554,887	10,155,383	10,155,383
Payables to related parties	139,660	139,660	335,719	335,719
Accrued expenses	18,404,002	18,404,002	17,448,914	17,448,914
Due to stockholder for capital reduction	19,393,617	19,393,617	9,696,808	9,696,808
Amounts collected in trust for others (included in “other current liabilities”)	2,355,597	2,355,597	2,224,736	2,224,736
Payables to contractors (included in “other current liabilities”)	1,261,643	1,261,643	2,229,165	2,229,165
Payables to equipment suppliers (included in “other current liabilities”)	1,105,904	1,105,904	1,532,703	1,532,703

				(Continued	)

	December 31
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Refundable customers’ deposits (included in “other current liabilities”)	$1,096,923	$1,096,923	$1,045,127	$1,045,127
Current portion of long-term loans	308,896	308,896	117,181	117,181
Long-term loans	3,148,259	3,148,259	221,252	221,252
Customers’ deposits	5,780,746	5,780,746	5,998,035	5,998,035

				(Concluded	)

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2010	2009	2010	2009
Assets

Financial assets at fair value through profit or loss	$42,789	$33,842	$34,533	$6,677
Available-for-sale financial assets	2,088,511	17,433,766	102,163	103,323

Liabilities
Financial liabilities at fair value through profit or loss	—	—	—	828

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, forward exchange contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks, open-end mutual funds and corporate bonds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing; therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect the Company’s exposure to default by those parties to be material.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk is anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into currency swap contracts to hedge the fluctuation in exchange rates of beneficiary certificates denominated in foreign currency, which is fair value hedge. No transaction met the criteria for hedge accounting for the year ended December 31, 2010. The transaction was assessed as highly effective for the year ended December 31, 2009. There are no outstanding hedge currency or forward exchange contracts existed as of December 31, 2009.

33.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: Please see Table 1.

b.	Endorsement/guarantee provided: Please see Table 2.

c.	Marketable securities held: Please see Table 3.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 4.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 5.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 6.

h.	Receivables from related parties amounting to $100 thousand or 20% of the paid-in capital: Please see Table 7.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 8.

j.	Financial transactions: Please see Notes 5 and 32.

k.	Investment in Mainland China: Please see Table 9.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 10.

34.	THE FINANCIAL INFORMATION OF OPERATING SEGMENTS

a.	Segment information: Please see Table 11.

b.	Products and service revenues from external customer information: Please see Table 12.

c.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2010	2009

Taiwan, ROC	$196,829,964	$193,003,567
Overseas	5,600,058	5,357,653

	$202,430,022	$198,361,220

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Thailand, and Japan and except for $218,646 thousand and $175,095 thousand at December 31, 2010 and 2009, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

d.	Major customers’ information

The export sales revenue of the Company is less than 10% of the operating income.

35.	OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	December 31
	2010			2009
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars

Financial assets

Monetary items
Cash
USD	$15,199	29.13	$442,737	$35,871	32.03	$1,148,950
HKD	91,696	3.75	343,678	36,795	4.13	151,815
JPY	44,500	0.36	15,940	29,511	0.35	10,240
SGD	40,035	22.73	909,995	12,882	22.84	294,218
EUR	112	38.92	4,368	32,728	46.10	1,508,752
AUD	11	29.68	339	—	—	—
Accounts receivable
USD	156,745	29.13	4,565,972	110,007	32.03	3,523,534
HKD	18,068	3.75	67,718	20,556	4.15	84,815
SGD	765	22.73	17,396	227	22.84	5,175
EUR	195	38.92	7608	96	46.1	4,415
JPY	17,937	0.36	6,425	8,405	0.35	2,917
Available-for-sale financial assets
USD	34,664	29.13	1,009,754	55,774	32.03	1,786,438
HKD	1,942	3.75	7,280	—	—	—
EUR	—	—	—	39,225	46.10	1,808,274
Investments accounted for using equity method
USD	911	29.13	26,538	—	—	—
VND	170,985,852	0.00144	246,220	155,820,905	0.00168	269,924
SGD	17,518	22.73	398,186	17,878	22.84	408,341

Financial liabilities

Monetary items
Accounts payable
USD	$113,216	29.13	$3,297,996	$103,463	32.03	$3,313,933
EUR	21,633	38.92	841,958	33,919	46.10	1,563,680
HKD	31,765	3.75	119,054	8,124	4.15	33,520
SGD	352	22.73	8,002	43	22.84	988
JPY	6,999	0.36	2,507	—	—	—

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter-party	Financial Statement Account	Maximum Balance for the Year		Ending Balance	Interest Rate (Note 5)	Type of Financing (Note 2)	Transaction Amount	Reason for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company (Note 3)		Financing Company’s Financing Amount Limit (Note 4)
												Item	Value
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Other receivables	$ (SG$	546,617 23,913)	$—	6.38%	a	(Note 6)	—	$—	—	$—	$ (SG$	1,399,258 61,560)	$ (SG$	1,399,258 61,560)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Reasons for financing are as follows:

a.	Business relationship.

b.	For short-term financing.

Note 3:	The upper limit of loans lending to any other party is no more than 100% of the net value of the latest financial statement of the lender.

Note 4:	The upper limit of loans lending to all other parties is no more than 100% of the net value of the latest financial statement of the lender.

Note 5:	It’s equals to the prime rate of Singapore plus 1%

Note 6:	Chunghwa Telecom Singapore Pte., Ltd. signed the joint venture contract with SingTel Sat Pte., Ltd. to establish ST-2 Satellite Ventures Pte., Ltd. which mainly engages in the installation and the operation of ST-2 telecommunications satellite. The amount was collected on April 1, 2010.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2010

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Guaranteed Party		Limits on
No.	Endorsement/Guarantee Provider	Name	Nature of Relationship (Note 2)	Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Note 3)	Maximum Balance for the Year	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 3)
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	$3,808,224	$3,360,000	$2,750,000	$2,750,000	0.7%	$3,808,224

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee amounts is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2010						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Stocks Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,422,326 (Note 10)	28		$4,234,616	Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,971,474 (Note 10)	100		2,971,599	Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000		1,929,694 (Note 10)	89		1,986,377	Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	61,869		1,399,258 (Note 10)	100		1,399,258	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		703,276 (Note 10)	100		649,812	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		556,360	40		746,915	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		523,965 (Note 10)	69		470,398	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	129,590		515,915 (Note 10)	100		515,915	Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		266,490 (Note 10)	49		233,753	Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		246,220	30		246,220	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		187,462 (Note 10)	100		187,462	Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		94,769	30		55,402	Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		81,881 (Note 10)	56		66,147	Note 1
		KingWaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		66,377	33		20,938	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		63,779 (Note 10)	100		81,195	Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429		25,198	30		7,839	Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		12,099 (Note 10)	100		12,099	Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	— 1 dollar) (Note 10)	100	(US$	— 1 dollar)	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	— 1 dollar) (Note 10)	100	(US$	— 1 dollar)	Note 3
		Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927		1,789,530	12		1,392,643	Note 2

											(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	$200,000	17	$220,000	Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018	8	97,715	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000	8	75,269	Note 2
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	38,035	13	30,423	Note 2
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	34,500	10	35,390	Note 2
		Innovation Works Limited	—	Financial assets carried at cost	667	21,271	7	23,506	Note 2
		CQi Energy Infocom Inc.	—	Financial assets carried at cost	2,000	20,000	18	2,794	Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	200	—	7	1,100	Note 2

		Beneficiary certificates (mutual fund)
		HSBC Glbl Emerging Markets Bd A Inc.	—	Available-for-sale financial assets	288	163,912	—	156,661	Note 4
		Templeton Global Bond A Acc $	—	Available-for-sale financial assets	418	307,114	—	306,094	Note 4
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	751	307,245	—	301,291	Note 4
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)		Available-for-sale financial assets	349	242,785	—	235,263	Note 4
		Polaris Taiwan Top 50 Tracker	—	Available-for-sale financial assets	508	29,986	—	31,191	Note 4

		Bonds
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	199,635	—	199,635	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	303,494	—	303,494	Note 7
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	348,732	—	348,732	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	50,416	—	50,416	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	200,734	—	200,734	Note 7
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	252,134	—	252,134	Note 7
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	201,481	—	201,481	Note 7
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	40,675	—	40,675	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issued in 2008	—	Held-to-maturity financial assets	—	203,084	—	203,084	Note 7
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	102,926	—	102,926	Note 7
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,655	—	102,655	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	206,426	—	206,426	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	410,683	—	410,683	Note 7
		Taiwan Power Co. 5th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	207,552	—	207,552	Note 7

									(Continued	)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2010				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	$300,000	—	$300,000	Note 7
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	402,969	—	402,969	Note 7
		Taiwan Power Co. 5th Secured Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	303,229	—	303,229	Note 7
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds-B Issue in 2006	—	Held-to-maturity financial assets	—	307,658	—	307,658	Note 7
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds - A Issue in 2009	—	Held-to-maturity financial assets	—	200,839	—	200,839	Note 7
		Hon Hai Precision Industry Co., Ltd. First Debenture issuing of 2009	—	Held-to-maturity financial assets	—	177,330	—	177,330	Note 7
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	201,334	—	201,334	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	303,399	—	303,399	Note 7
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	201,886	—	201,886	Note 7
		Taiwan Power Co. 4th Secured Corporate Bond-A issue in 2010	—	Held-to-maturity financial assets	—	299,754	—	299,754	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,624	—	50,624	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,525	—	299,525	Note 7
		Mega Financial Holding Co., Ltd. 2nd Unsecured Corporate Bond-A Issue in 2007	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,913	—	99,913	Note 7
		Taiwan Power Co. 5th Secured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	149,957	—	149,957	Note 7
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,953	—	49,953	Note 7
		Taiwan Power Co. 6th Secured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	271,095	—	271,095	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	150,220	—	150,220	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	405,369	—	405,369	Note 7
		Taiwan Power Co. 3rd Unsecured Corporate Bond-A Issue in 2006	—	Held-to-maturity financial assets	—	200,477	—	200,477	Note 7
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	88,618	—	88,618	Note 7
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,622	—	200,622	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	203,290	—	203,290	Note 7

									(Continued	)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value		Note

		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—		$201,084		—		$201,084	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—		102,621		—		102,621	Note 7
		Taiwan Power Co. 4th Secured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—		51,319		—		51,319	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		102,056		—		102,056	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		200,862		—		200,862	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		306,370		—		306,370	Note 7
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		99,921		—		99,921	Note 7
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		204,057		—		204,057	Note 7
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—		199,777		—		199,777	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—		100,024		—		100,024	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—		201,084		—		201,084	Note 7
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—		199,390		—		199,390	Note 7
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—		304,445		—		304,445	Note 7

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824		307,403		41		307,403	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	875	(US$	22,790 782 (Note 10	) )	100	(US$	23,415 804)	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000		9		12,448	Note 2

		Beneficiary certificates (mutual fund)
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	3,304		50,000		—		50,152	Note 4
		IBT Bond Fund	—	Available-for-sale financial assets	3,691		50,000		—		50,194	Note 4
		Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850		50,000		—		51,565	Note 4
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	5,000		50,000		—		56,100	Note 4
		ING Investment Grade US$ Credit Fund	—	Available-for-sale financial assets	4,735		50,000		—		48,744	Note 4

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,937 (Note 10)		100		1,937	Note 1

(Continued)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value		Note

		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	$ (US$	7,967 273 (Note 10	) )	100	$ (US$	7,967 273)	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—		2		—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450		10		6,898	Note 2

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	(US$	10,544 335 (Note 10	) )	100	(US$	10,544 335)	Note 1

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290		2,824,180 (Note 10)		100		2,824,180	Note 1

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	(SG$	398,186 17,518)		38	(SG$	398,186 17,518)	Note 1

11	InfoExplorer Co., Ltd.	Stocks
		InfoExplorer International Co., Ltd.	Subsidiary	Investments accounted for using equity method	795	(US$	23,150 795 (Note 10	) )	100	(US$	23,150 795)	Note 1

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	—		— (Note 10)		100		—	Note 9

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	(US$	10,541 335 (Note 10	) )	100	(US$	10,541 335)	Note 1

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317		123,989 (Note 10)		54		123,989	Note 1
		Chunghwa Investment Holding Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,043	(US$	18,080 621 (Note 10	) )	100	(US$	18,080 621)	Note 1
		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000		3,876		28		3,876	Note 1
		Panda Monium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602		—		43		—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000		24,448 (Note 10)		4		24,822	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001		49,316 (Note 10)		—		59,059	Note 5
		Digimax Inc.	—	Financial assets carried at cost	2,000		15,080		4		15,080	Note 2
		Crystal Media Inc.	—	Financial assets carried at cost	1,000		5,630		5		5,632	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	2,500		25,000		3		25,382	Note 2
		ChipSip Technology Co., Ltd.	—	Financial assets carried at cost	893		8,041		2		8,943	Note 8

(Continued)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value	Note

		UniDisplay Inc.	—	Financial assets carried at cost	4,630	$55,450	3	$36,372	Note 2
		A2peak Power Co. Ltd.	—	Financial assets carried at cost	1,100	11,462	3	10,465	Note 2
		Taimide Technology Ltd.	—	Financial assets carried at cost	751	13,670	1	31,392	Note 2
		CoaTronics Inc.	—	Financial assets carried at cost	1,200	12,000	9	7,836	Note 2
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost	649	29,371	—	34,573	Note 2
		XinTec Inc.	—	Financial assets carried at cost	24	1,076	—	975	Note 8
		DelSolar Co., Ltd.	—	Financial assets carried at cost	127	6,084	—	7,315	Note 8
		Cando Corporation	—	Financial assets carried at cost	253	4,782	—	5,541	Note 8
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost	376	4,937	—	5,651	Note 8
		Huga Optotech Inc.	—	Financial assets carried at cost	415	12,870	—	12,259	Note 8
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	117	9,135	—	8,693	Note 8
		Win Semiconductors Corp.	—	Financial assets carried at cost	370	10,555	—	8,869	Note 8
		OptiVision Technology Inc.	—	Financial assets carried at cost	325	10,189	—	5,350	Note 8
		Lextar Electronics Corp.	—	Financial assets carried at cost	293	15,039	—	16,296	Note 8
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost	509	7,123	—	5,676	Note 8
		eMemory Technology Inc.	—	Financial assets carried at cost	32	2,733	—	3,177	Note 8
		Champion Microelectronic Corp.	—	Financial assets carried at cost	132	6,869	—	6,287	Note 8
		Chia Chang Co., Ltd.	—	Financial assets carried at cost	147	9,366	—	8,418	Note 8
		PChome Store Inc.	—	Financial assets carried at cost	325	14,073	3	72,800	Note 8
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost	2,700	27,000	12	37,107	Note 8
		Procrystal Technology Co., Ltd.	—	Financial assets carried at cost	600	30,000	1	13,654	Note 2
		Tons Lightology Inc.		Prepayment for long-term investments in stocks	—	66,150	—	66,150	—
		Formosa Plastics Corporation	—	Available-for-sale financial assets	21	1,253	—	2,018	Note 5
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	311	11,144	—	12,459	Note 5
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	142	7,673	—	7,317	Note 5
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	11	1,035	—	1,016	Note 5
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	122	7,042	—	8,133	Note 5
		Asia Cement Corporation	—	Available-for-sale financial assets	80	2,567	—	2,580	Note 5
		Anpec Electronics Corporation	—	Available-for-sale financial assets	65	2,629	—	2,146	Note 5
		China Steel Corporation	—	Available-for-sale financial assets	286	8,627	—	9,569	Note 5
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,913	—	7,754	Note 5
		Cyber Power Systems, Inc.	—	Available-for-sale financial assets	42	3,165	—	2,806	Note 5
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	71	3,970	—	3,159	Note 5
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	107	8,206	—	5,564	Note 5
		Altek Corp.	—	Available-for-sale financial assets	36	1,824	—	1,580	Note 5
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	150	7,320	—	5,542	Note 5
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	50	2,971	—	3,550	Note 5
		Swancor. Ind. Co., Ltd.	—	Available-for-sale financial assets	55	3,101	—	3,108	Note 5
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	8	422	—	514	Note 5
		Via Technologies, Inc.	—	Available-for-sale financial assets	96	3,217	—	3,005	Note 5
		Cyberlink Co.	—	Available-for-sale financial assets	46	5,736	—	5,009	Note 5
		Optotech Corporation	—	Available-for-sale financial assets	320	7,106	—	6,656	Note 5
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	21	2,043	—	1,944	Note 5
		Solar Applied Materials Technology Corp.	—	Available-for-sale financial assets	20	1,311	—	1,292	Note 5
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	175	5,094	—	5,110	Note 5
		Pan Jit International Inc.	—	Available-for-sale financial assets	21	670	—	795	Note 5
		Lite-On Semiconductor Corp.	—	Available-for-sale financial assets	235	5,114	—	4,806	Note 5

(Continued)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Ability Enterprise Co., Ltd.	—	Available-for-sale financial assets	30	$1,770	—	$1,503	Note 5
		Yuanta Financial Holdings	—	Available-for-sale financial assets	200	4,279	—	4,360	Note 5
		Sunrex Technology Corporation	—	Available-for-sale financial assets	31	1,043	—	1,018	Note 5
		Taiwan Semiconductor Co., Ltd.	—	Available-for-sale financial assets	240	6,182	—	5,556	Note 5
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	90	8,248	—	7,596	Note 5
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	8	465	—	506	Note 5
		Ene Technology Inc.	—	Available-for-sale financial assets	95	4,932	—	4,228	Note 5
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	131	9,785	—	9,111	Note 5
		ALi Corporation	—	Available-for-sale financial assets	105	5,634	—	4,636	Note 5
		Integrated Memory Logic Limited	—	Available-for-sale financial assets	15	2,276	—	1,530	Note 5
		Acme Electronics Corporation	—	Available-for-sale financial assets	124	9,240	—	15,314	Note 5
		Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	50	3,421	—	3,485	Note 5
		Richtek Technology Corp.	—	Available-for-sale financial assets	6	1,440	—	1,458	Note 5
		Danen Technology Corporation	—	Available-for-sale financial assets	129	8,121	—	6,263	Note 5
		Taiwan PCB Techvest Co., Ltd.	—	Available-for-sale financial assets	100	4,900	—	4,380	Note 5
		China Synthetic Rubber Corporation	—	Available-for-sale financial assets	190	5,724	—	5,709	Note 5
		Chung Hung Steel Corporation	—	Available-for-sale financial assets	246	4,405	—	4,192	Note 5
		Newmax Technology Co., Ltd.	—	Available-for-sale financial assets	21	2,963	—	3,383	Note 5
		Gigastorage Corporation	—	Available-for-sale financial assets	55	2,499	—	2,497	Note 5
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	405	Note 5
		Orise Technology Co., Ltd.	—	Available-for-sale financial assets	5	201	—	318	Note 5
		Hon Hai Precision Ind. Co., Ltd.	—	Available-for-sale financial assets	3	324	—	395	Note 5
		Chung-Hsin Electric & Machinery MFG. Corp.	—	Available-for-sale financial assets	50	935	—	895	Note 5
		AU Optronics Corp.	—	Available-for-sale financial assets	100	3,074	—	3,030	Note 5
		Wistron NeWeb Corporation	—	Available-for-sale financial assets	10	654	—	699	Note 5
		TXC Corporation	—	Available-for-sale financial assets	110	6,271	—	6,127	Note 5
		MasterLink Securities Corporation	—	Available-for-sale financial assets	250	3,162	—	3,325	Note 5
		Evergreen Marine Corp. (Taiwan) Ltd.	—	Available-for-sale financial assets	100	2,276	—	3,030	Note 5
		Chipbond Technology Corporation	—	Available-for-sale financial assets	50	2,396	—	2,545	Note 5
		Shinkong Textile Co., Ltd.	—	Available-for-sale financial assets	40	1,938	—	2,220	Note 5
		Chung Hwa Pulp Corp.	—	Available-for-sale financial assets	120	1,911	—	1,878	Note 5
		Foxconn Technology Co., Ltd.	—	Available-for-sale financial assets	20	2,228	—	2,340	Note 5
		Taiwan Cement Corp.	—	Available-for-sale financial assets	60	1,983	—	1,968	Note 5
		Formosa Petrochemical Corp.	—	Available-for-sale financial assets	30	2,733	—	2,967	Note 5
		TPK Holding Co., Ltd.	—	Available-for-sale financial assets	28	6,440	—	18,760	Note 5
		Daxon Technology Inc.	—	Available-for-sale financial assets	217	6,135	—	5,740	Note 5
		Edison Opto Corporation	—	Available-for-sale financial assets	63	9,908	—	10,981	Note 5
		Kung Long Batteries Industrial Co., Ltd.	—	Available-for-sale financial assets	85	5,145	—	4,955	Note 5
		Gourmet Master Co. Ltd.	—	Available-for-sale financial assets	5	880	—	1,465	Note 5
		Taidoc Technology Corporation	—	Available-for-sale financial assets	9	900	—	680	Note 5
		Wistron Corporation	—	Available-for-sale financial assets	96	5,808	—	5,702	Note 5
		Chunghwa Chemical Synthesis & Biotech Co., Ltd.	—	Available-for-sale financial assets	30	1,659	—	1,779	Note 5
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	45	1,918	—	1,732	Note 5
		Digital China Holdings Limited	—	Available-for-sale financial assets	55	1,671	—	1,460	Note 5
		Gigasolar Materials Corporation	—	Available-for-sale financial assets	333	38,342	—	246,050	Note 5
		Highwealth Construction Corp.	—	Available-for-sale financial assets	10	549	—	654	Note 5
		Prime View International Co., Ltd.	—	Available-for-sale financial assets	10	535	—	591	Note 5
		Taiwan Cooperative Bank	—	Available-for-sale financial assets	15	349	—	380	Note 5

(Continued)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value	Note

		Beneficiary certificates (mutual)
		PowerShares QQQ	—	Available-for-sale financial assets	4	$4,994	—	$5,552	Note 5
		United States Oil Fund	—	Available-for-sale financial assets	9	6,240	—	6,341	Note 5
		Jih Sun Bond Fund	—	Available-for-sale financial assets	1,068	15,042	—	15,132	Note 4
		Fuh Hwa You Li Fund	—	Available-for-sale financial assets	786	10,102	—	10,164	Note 4
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,185	50,001	—	50,148	Note 4
		Manulife Asia Pacific Bond Fund	—	Available-for-sale financial assets	3,444	35,000	—	35,720	Note 4
		Manulife Emerging Market High Yield Bond Fund-A	—	Available-for-sale financial assets	2,000	20,000	—	19,939	Note 4
		Paradigm high Yield Bond Fund-A	—	Available-for-sale financial assets	1,399	15,000	—	15,409	Note 4
		Fuh Hwa Global Fixed Income Fund of Funds	—	Available-for-sale financial assets	950	10,382	—	12,569	Note 4
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	500	5,053	—	5,230	Note 4
		KGI EM Trend ETF Fund of Funds	—	Available-for-sale financial assets	1,500	15,000	—	15,750	Note 4
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	9,990	Note 4
		Franklin Templeton Sinoam Franklin Templeton Global Found of Founds	—	Available-for-sale financial assets	1,497	20,000	—	19,900	Note 4
		Jih Sun MIT Mainstream Fund	—	Available-for-sale financial assets	2,000	20,000	—	19,900	Note 4
		Cathay Mandarin Fund	—	Available-for-sale financial assets	2,400	24,000	—	24,024	Note 4
		iShares FTSE/Xinhua A50 China Index ETF	—	Available-for-sale financial assets	85	4,113	—	4,059	Note 5
		iShares CSI A-Share Consumer Staples Index ETF	—	Available-for-sale financial assets	20	1,733	—	1,717	Note 5
		WISE-CSI 300 China Tracker	—	Available-for-sale financial assets	14	2,046	—	1,983	Note 5

		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	500	51,014	—	51,266	Note 5
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	500	50,729	—	50,897	Note 5

		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	17	1,815	—	1,924	Note 5
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,351	—	4,300	Note 5
		Asia Optical’s Second Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	32	3,200	—	4,042	Note 5
		King Slide Works Co., Ltd. 2nd Convertible Bond	—	Financial assets at fair value through profit or loss	50	5,000	—	5,175	Note 5
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50	5,000	—	5,375	Note 5
		Jintex Corp. 2nd Domestic Secured Convertible Bonds	—	Financial assets at fair value through profit or loss	10	1,000	—	1,370	Note 5
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,008	—	4,264	Note 5
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15	1,500	—	1,496	Note 5

(Continued)

					December 31, 2010
No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value		Note

		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	—	Financial assets at fair value through profit or loss	85		$8,500	—		$9,839	Note 5
		Synnex Technology International Corporation 1st Unsecured Convertible Bond Issue in 20085	—	Financial assets at fair value through profit or loss	35		4,974	—		5,005	Note 5

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400		11,517	100		11,517	Note 1
						(US$	395)		(US$	395)
							(Note 10)
22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investments accounted for using equity method	180		4,237	100		4,237	Note 1
						(US$	145)		(US$	145)
							(Note 10)
		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method	5,240		19,418	45		19,418	Note 1
						(US$	667)		(US$	667)
24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	3,500		8,261	100		8,261	Note 1
						(US$	284)		(US$	284)
							(Note 10)
26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		7,744	49		7,744	Note 1
						(US$	267)		(US$	267)
28	InfoExplorer International Co., Ltd.	Stocks
		InfoExplorer (Hong Kong) Co., Limited	Subsidiary	Investments accounted for using equity method	780		22,712	100		22,712	Note 1
						(US$	780)		(US$	780)
							(Note 10)

Note 1:	The net asset values of investees were based on audited financial statements.
Note 2:	The net asset values of investees were based on unaudited financial statements.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not yet begun operation as of December 31, 2010. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.
Note 4:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on December 31, 2010.
Note 5:	Market value was based on the closing price on December 31, 2010.
Note 6:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.
Note 7:	The net asset values of investees were based on amortized cost.
Note 8:	Market value of emerging stock was based on the average trading price on December 31, 2010.
Note 9:	Chunghwa Hsingta Company Ltd. was established by Prime Asia Investments Group, Ltd. (B.V.I.) in Hong Kong in 2010, but no capital has been injected as of December 31, 2010.
Note 10:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stocks
		Donghwa Telecom Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	51,590	$230,528 (Note 4)	78,000	$320,740	—	$—	$—	$—	129,590	$515,915 (Notes 4 and 5)
		Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	194,181	2,500,000	—	—	194,181	2,521,514	2,500,000	21,514	—	—
		Yuanta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	173,683	2,500,000	103,616	1,500,000	277,299	4,013,901	4,000,000	13,901	—	—
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	126,106	1,500,000	—	—	126,106	1,504,977	1,500,000	4,977	—	—
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	129,654	2,008,787	—	—	129,654	2,022,219	2,008,787	13,432	—	—
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	108,849	1,500,000	—	—	108,849	1,504,158	1,500,000	4,158	—	—
		JPMorgan (Taiwan) Global Balanced Fund	Available-for-sale financial assets	—	—	14,161	200,000	—	—	14,161	217,864	200,000	17,864	—	—
		Fuh Hwa Aegis Fund	Available-for-sale financial assets	—	—	17,813	234,684	—	—	17,813	223,070	234,684	(11,614)	—	—
		AGI Global Quantitative Balanced Fund	Available-for-sale financial assets	—	—	17,000	197,821	—	—	17,000	192,888	197,821	(4,933)	—	—
		Capital Value Balance	Available-for-sale financial assets	—	—	8,000	141,776	—	—	8,000	147,134	141,776	5,358	—	—
		Fuh Hwa Life Goal Fund	Available-for-sale financial assets	—	—	9,330	140,000	—	—	9,330	146,341	140,000	6,341	—	—
		Capital Asia-Pacific Mega-Trend Fund	Available-for-sale financial assets	—	—	15,074	200,000	—	—	15,074	213,752	200,000	13,752	—	—
		PineBridge Flagship Global Balance FoFs	Available-for-sale financial assets	—	—	25,679	350,000	—	—	25,679	360,328	350,000	10,328	—	—
		Franklin Templeton Glbl Bd FoFs	Available-for-sale financial assets	—	—	14,000	158,018	3,984	50,000	17,984	238,068	208,018	30,050	—	—
		Cathay Global Aggressive Fund of Funds	Available-for-sale financial assets	—	—	15,570	210,000	—	—	15,570	193,523	210,000	(16,477)	—	—
		Polaris Global Emerging Market	Available-for-sale financial assets	—	—	13,603	200,000	—	—	13,603	206,478	200,000	6,478	—	—
		HSBC Global Of Bonds	Available-for-sale financial assets	—	—	22,838	250,000	—	—	22,838	274,690	250,000	24,690	—	—
		Fuh Hwa Global Fixed Inc FoFs	Available-for-sale financial assets	—	—	11,512	140,000	4,082	50,000	15,594	201,144	190,000	11,144	—	—
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	535	206,588			535	192,038	206,588	(14,550)	—	—
		PIMCO Global Investment Grade Credit - Ins H Acc	Available-for-sale financial assets	—	—	398	161,575	353	145,670	—	—	—	—	751	307,245
		PIMCO GIS Total Ret Bd H Ins	Available-for-sale financial assets	—	—	—	—	349	242,785	—	—	—	—	349	242,785
		MFS Meridian - Global Equity Fund (A1 Class)	Available-for-sale financial assets	—	—	253	262,293	—	—	253	227,684	262,293	(34,609)	—	—
		Fidelity Fds International	Available-for-sale financial assets	—	—	128	163,960	—	—	128	125,949	163,960	(38,011)	—	—
		Fidelity Fds America	Available-for-sale financial assets	—	—	937	163,960	—	—	937	134,203	163,960	(29,757)	—	—
		JPMorgan Funds - Global Dynamic Fund (B)	Available-for-sale financial assets	—	—	303	165,640	—	—	303	131,203	165,640	(34,437)	—	—
		MFS Meridian - Research International Fund (A1 Share)	Available-for-sale financial assets	—	—	173	131,920	—	—	173	103,764	131,920	(28,156)	—	—
		Credit Suisse Equity Fund (Lux) Global Resources	Available-for-sale financial assets	—	—	10	130,402	—	—	10	130,402	130,402	—	—	—
		Schroder ISF - BRIC Fund - A1 Acc	Available-for-sale financial assets	—	—	31	197,071	—	—	31	196,337	197,071	(734)	—	—
		Aberdeen Global - World Resources Fund	Available-for-sale financial assets	—	—	—	—	219	130,402	219	90,210	130,402	(40,192)	—	—
		Parvest Convertible Bond Europe	Available-for-sale financial assets	—	—	71	398,787	—	—	71	369,506	398,787	(29,281)	—	—
		JPMorgan Funds - Global Convertibles Fund	Available-for-sale financial assets	—	—	868	491,450	—	—	868	445,661	491,450	(45,789)	—	—
		Schroder ISF - Euro Corp. Bond A		—	—	260	190,098	—	—	260	166,404	190,098	(23,694)	—	—

(Continued)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relation- ship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

		Fidelity Euro Balanced Fund	Available-for-sale financial assets	—	—	476	$303,683	—	$—	476	$249,307	$303,683	$(54,376)	—	$—
		MFS Meridian - European Equity Fund	Available-for-sale financial assets	—	—	171	178,920	—	—	171	129,932	178,920	(48,988)	—	—
		Henderson Horizon Fund - Pan European Equity Fund	Available-for-sale financial assets	—	—	230	180,886	—	—	230	153,734	180,886	(27,152)	—	—
		Polaris Taiwan Top 50 Tracker	Available-for-sale financial assets	—	—	1,710	91,574	1,678	88,777	2,880	162,491	150,365	12,126	508	29,986

Bonds
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	500,000 (Note 3)	—	—	—	—	—	500,000 (Note 3)
		Taiwan Power Co. 4th Secured Corporate Bond-B Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	350,000 (Note 3)	—	—	—	—	—	350,000 (Note 3)
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	250,000 (Note 3)	—	—	—	—	—	250,000 (Note 3)
		FCFC 1st Unsecured Corporate Bonds issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	250,000 (Note 3)	—	—	—	—	—	250,000 (Note 3)
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	240,000 (Note 3)	—	—	—	—	—	240,000 (Note 3)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds - A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	100,000 (Note 3)	—	—	—	—	—	100,000 (Note 3)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		Taiwan Power Co. 5th secured Bond-B Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	—	—	—	—	—	400,000 (Note 3)	—	—	—	—	—	400,000 (Note 3)
		Taiwan Power Co. 5th secured Bond-A issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-AB Issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	200,000 (Note 3)	200,000 (Note 3)	—	—	—
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-B Issue in 2006	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Chinese Petroleum Corporation Taiwan 1st unsecured corporation Bonds-A Issue in 2009	Held-to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Hon Hai Precision Industry Co., Ltd. 1st Debenture Issuing of 2009	Held-to-maturity financial assets	—	—	—	—	—	175,000 (Note 3)	—	—	—	—	—	175,000 (Note 3)

(Continued)

						Beginning Balance		Acquisition		Disposal				Ending Balance
No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	Held- to-maturity financial assets	—	—	—	$—	—	$200,000 (Note 3)	—	$—	$—	$—	—	$200,000- (Note 3)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	Held- to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Taiwan Power Company 3rd Secured Corporate Bond-A Issue In 2010	Held- to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	Held- to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	Held- to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		Mega Financial Holding Co., Ltd. 1st unsecured Corporate Bond Issue in 2007	Held- to-maturity financial assets	—	—	—	150,000 (Note 3)	—	—	—	150,000 (Note 3)	150,000 (Note 3)	—	—	—
		KGI Securities Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held- to-maturity financial assets	—	—	—	100,000 (Note 3)	—	—	—	300,000 (Note 3)	300,000 (Note 3)	—	—	—
		KGI Securities Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held- to-maturity financial assets	—	—	—	200,000 (Note 3)	—	—	—	300,000 (Note 3)	300,000 (Note 3)	—	—	—
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	Held- to-maturity financial assets	—	—	—	100,000 (Note 3)	—	—	—	100,000 (Note 3)	100,000 (Note 3)	—	—	—
		Yuanta Securities Finance Co.Ltd.1st Unsecured Corporate Bonds-A Issue in 2007	Held- to-maturity financial assets	—	—	—	100,000 (Note 3)	—	—	—	100,000 (Note 3)	100,000 (Note 3)	—	—	—
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	Held- to-maturity financial assets	—	—	—	300,000 (Note 3)	—	—	—	150,000 (Note 3)	150,000 (Note 3)	—	—	150,000 (Note 3)
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issued in 2008	Held- to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	Held- to-maturity financial assets	—	—	—	—	—	200,000 (Note 3)	—	—	—	—	—	200,000 (Note 3)
		Taiwan Power Co. 2nd Unsecured Bond-CB Issue in 2003	Held- to-maturity financial assets	—	—	—	150,000 (Note 3)	—	—	—	150,000 (Note 3)	150,000 (Note 3)	—	—	—
		Chinatrust Commercial Bank 2nd Unsecured Subordinate Financial Debentures Issue in 2003	Held- to-maturity financial assets	—	—	—	200,000 (Note 3)	—	—	—	200,000 (Note 3)	200,000 (Note 3)	—	—	—
		Taipei Fubon Bank 1st Financial Debentures-BA Issue in 2005	Held- to-maturity financial assets	—	—	—	100,000 (Note 3)	—	—	—	100,000 (Note 3)	100,000 (Note 3)	—	—	—
		Taipei Fubon Bank 5th Financial Debentures-A Issue in 2010	Held- to-maturity financial assets	—	—	—	—	—	300,000 (Note 3)	—	—	—	—	—	300,000 (Note 3)

8	Light Era Development Co., Ltd.	Stocks Yao Yong Real Property Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	—	83,290	2,793,667	—	—	—	—	83,290	2,824,180 (Notes 2 and 5)

Note 1:	Showing at their original carrying amounts without adjustments for fair values.

Note 2:	The ending balance includes investment gain recognized under equity method.

Note 3:	Stated at its nominal amounts.

Note 4:	The ending balance includes investment gain (loss) recognized under equity method and cumulative transaction adjustments.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF REAL ESTATE AMOUNTING AT COST OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Type of Property	Transactions Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transaction made by Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount

Chunghwa Telecom Co., Ltd.	Land	2010.12.22	$183,561	Paid	24 people (Jin Yang, etc.)	None	—	—	—	$—	Based on the contract	Donated to Taipei City Government and transferred 30% of floor area capacity to Dunhua South Building (No. 52, and 52-1, Subsection 3, Da’an Section Da’an Dist., Taipei City)	None

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

				Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
No.	Company Name	Related Party	Nature of Relationship	Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$1,431,057 (Notes 4 and 13)	1	30 days	—	—	$271,695 (Notes 5 and 13)	2
				Purchase	5,265,950 (Notes 3 and 13)	5	30-90 days	—	—	(812,614) (Note 13)	(7)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	701,030 (Notes 8 and 13)	1	30 days	—	—	(649,378) (Notes 7 and 13)	(5)
		CHIEF Telecom Inc.	Subsidiary	Sales	267,139 (Notes 9 and 13)	—	30 days	—	—	36,479 (Note 13)	—
				Purchase	290,802 (Note 13)	—	60 days	—	—	(42,485) (Notes 6 and 13)	—
		Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	148,139 (Notes 12 and 13)	—	90 days	—	—	(46,098) (Note 13)	—
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Sales	329,124	—	60 days	—	—	26,273	—
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	684,202	1	30-90 days	—	—	(111,488)	(1)
		InfoExplorer Co., Ltd.	Subsidiary	Purchase	123,555 (Notes 10 and 13)	—	90 days	—	—	93,281 (Notes 11 and 13)	(1)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,251,139 (Notes 3 and 13)	27	30-90 days	—	—	812,614 (Note 13)	54

				Purchase	1,385,844 (Notes 4 and 13)	9	30 days	—	—	(90,775) (Notes 5 and 13)	(5)
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,547,840 (Notes 8 and 13)	84	30 days	—	—	649,675 (Notes 7 and 13)	73
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	290,802 (Note 13)	27	60 days	—	—	45,390 (Notes 6 and 13)	100
				Purchase	266,507 (Notes 9 and 13)	28	30 days	—	—	(36,479) (Note 13)	(69)
5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	178,772 (Notes 12 and 13)	49	90 days	—	—	46,098 (Note 13)	78
11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	262,255 (Notes 10 and 13)	26	90 days	—	—	93,730 (Notes 11 and 13)	66

(Continued)

Note 1:	Excluding payment and receipts collected in trust for others.

Note 2:	Transaction terms were determined in accordance with mutual agreements.

Note 3:	The difference was because Senao International Co., Ltd. classified the amount as other current liabilities.

Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payables.

Note 6:	The difference was because Chunghwa classified the amount as amounts collected in trust for others and other current liabilities.

Note 7:	The difference was because Chunghwa classified the amount as payables to contractors.

Note 8:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, spare parts and intangible assets.

Note 9:	The difference was because CHIEF Telecom Inc. classified the amount as operating expenses.

Note 10:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, and intangible assets.

Note 11:	The difference was because Chunghwa classified the amount as other current liabilities.

Note 12:	The difference was because Chunghwa classified the amount as property, plant and equipment.

Note 13:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$271,695 (Note 2)	8.22	$—	—	$271,695	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,058,617 (Note 2)	7.41	—	—	1,058,616	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	649,675 (Note 2)	2.92	—	—	634,648	—

8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	196,086 (Note 2)	4.81	—	—	184,161	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Original Investment Amount		Balance as of December 31, 2010			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
No.	Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2010	December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian Dist., New Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,422,326 (Note 5)	$1,207,629	$333,983 (Note 5)	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,971,474 (Note 5)	44,490	44,797 (Note 5)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,929,694 (Note 5)	103,001	107,330 (Note 5)	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	1,389,939	1,389,939	61,869	100	1,399,258 (Note 5)	(2,737)	(2,737) (Note 5)	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	703,276 (Note 5)	25,393	(2,667) (Note 5)	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	556,360	268,900	125,141	Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	523,965 (Note 5)	106,907	76,759 (Note 5)	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	522,003	201,263	129,590	100	515,915 (Note 5)	15,330	15,330 (Note 5)	Subsidiary
		InfoExplorer Co., Ltd.	Banqiao Dist., New Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	49	266,490 (Note 5)	18,809	(6,640) (Note 5)	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	246,220	54,908	16,480	Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	187,462 (Note 5)	35,265	35,263 (Note 5)	Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	94,769	33,118	9,936	Equity-method investee
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	81,881 (Note 5)	43,435	24,787 (Note 5)	Subsidiary
		KingWaytek Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	66,377	8,242	(2,803)	Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	63,779 (Note 5)	5,441	7,810 (Note 5)	Subsidiary
		So-net Entertainment Taiwan Co., Ltd.	Taipei	Online service and sale of computer hardware	60,008	60,008	3,429	30	25,198	(17,422)	(5,722)	Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	17,291	1	100	12,099 (Note 5)	1,617	1,617 (Note 5)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 5)	—	— (Notes 3 and 5)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 5)	—	— (Notes 3 and 5)	Subsidiary

(Continued)

					Original Investment Amount				Balance as of December 31, 2010				Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
No.	Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2010		December 31, 2009		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Dist., New Taipei	Telecommunication facilities manufactures and sales.		$206,190		$206,190	16,824	41		$307,403		$133,423			$54,700		Equity- method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	(US$	27,452 875)		—	875	100	(US$	22,790 782 (Note 5))	(US$	(2,162 (70)	) )	(US$	(2,787 (91) (Note 5)	) )	Subsidiary

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service.		2,000		2,000	200	100		1,937 (Note 5)		(61)			(61 (Note 5))		Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	7,967 273 (Note 5))	(US$	1,132 36)		(US$	1,132 36 (Note 5))		Subsidiary

3	Chunghwa System Integration Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to tele- communications	(US$	31,973 1,010)	(US$	16,179 500)	1,010	100	(US$	10,544 335 (Note 5))	(US$	(5,523 (175)	) )	(US$	(5,523 (175) (Note 5)	) )	Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taipei	Real estate leasing business		2,793,667		—	83,290	100		2,824,180 (Note 5)		44,590			44,046 (Note 5)		Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 tele- communication satellite	(SG$	409,061 18,102)	(SG$	409,061 18,102)	18,102	38	(SG$	398,186 17,518)	(SG$	(13,422 (580)	) )	(SG$	(8,333 (360)	) )	Equity- method investee

11	InfoExplorer Co., Ltd.	InfoExplorer International Co., Ltd.	Samoa Islands	International investment	(US$	25,383 795)		—	795	100	(US$	23,150 795 (Note 5))	(US$	(9 (— )	) )	(US$	(9 (— ) (Note 5)	) )	Subsidiary

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,317	54		123,989 (Note 5)		27,821			14,951 (Note 5)		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	(US$	34,483 1,043)	(US$	20,000 589)	1,043	100	(US$	18,080 621 (Note 5))	(US$	(5,718 (181)	) )	(US$	(5,718 (181) (Note 5)	) )	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX		50,000		50,000	5,000	28		3,876		(116,994)			(32,269)		Equity- method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43		—		—			—		Equity- method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		20,000		20,000	2,000	4		24,448 (Note 5)		106,907			3,913 (Note 5)		Equity- method investee
		Senao International Co., Ltd.	Sindian Dist., New Taipei	Selling and maintaining mobile phones and its peripheral products		49,731		—	1,001	—		49,316 (Note 5)		1,207,629			1,730 (Note 5)		Equity-method investee

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Company Ltd.	Hong Kong	General investment		— (Note 4)		— (Note 4)	—	100		— (Notes 4 and 5)		—			— (Notes 4 and 5)		Subsidiary

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	31,973 1,010)	(US$	16,179 500)	1,010	100	(US$	10,541 335 (Note 5))	(US$	(5,521 (175)	) )	(US$	(5,521 (175) (Note 5)	) )	Subsidiary

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	(US$	5,647 180)		—	180	100	(US$	4,237 145 (Note 5))	(US$	(1,060 (35)	) )	(US$	(1,060 (35) (Note 5)	) )	Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	(US$	21,177 675)		—	5,240	45	(US$	19,418 667)	(US$	(519 (17)	) )	(US$	(233 (8)	) )	Equity- method investee

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	(US$	14,483 450)		—	3,500	100	(US$	8,261 284 (Note 5))	(US$	(5,642 (179)	) )	(US$	(5,642 (179) (Note 5)	) )	Subsidiary

(Continued)

					Original Investment Amount			Balance as of December 31, 2010					Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
No.	Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2010		December 31, 2009	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer Services and platform rental activities	$ (US$	13,862 431)	$—	—	49	$ (US$	7,744 267)		$ (US$	(11,402 (361	) ))	$ (US$	(5,587 (177	) ))	Equity- method investee

28	InfoExplorer International Co., Ltd.	InfoExplorer (Hong Kong) Co., Limited	Hong Kong	International investment	(US$	24,904 780)	—	780	100	(US$	22,712 780 (Note 5	) )	(US$	(10 (—	) ))	(US$	(10 (— (Note 5	) )) )	Subsidiary

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	(US$	12,504 400)	—	400	100	(US$	11,517 395 (Note 5	) )	(US$	(146 (5	) ))	(US$	(146 (5 (Note 5	) )) )	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.

Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but have not yet begun operation as of December 31, 2010. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 4:	Chunghwa Hsingta Company Ltd. (CHC) was established by Prime Asia Investment Group Ltd. in 2010. CHC engages mainly in investment activities, but no capital has been injected as of December 31, 2010.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2010

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2010		Investment Flows			Accumulated Outflow of Investment from Taiwan as of December 31, 2010		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)			Carrying Value as of December 31, 2010			Accumulated Inward Remittance of Earnings as of December 31, 2010
							Outflow		Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	31,973 1,010)	Note 1	$ (US$	16,179 500)	$ (US$	15,794 510)	$—	$ (US$	31,973 1,010)	100%	$ (US$	(5,521 (175 (Note 5	) )) )	$ (US$	10,541 335 (Note 5	) )	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer Services and platform rental activities	(US$	28,282 880)	Note 1		—	(US$	13,862 431)	—	(US$	13,862 431)	49%	(US$	(5,587 (177	) ))	(US$	7,744 267)		—

Accumulated Investment in Mainland China as of December 31, 2010		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
	$31,973		$48,169	$393,918
(US$	1,010)	(US$	1,500)	(Note 3)
	13,862		79,882	1,403,169
(US$	431)	(US$	2,500)	(Note 4)

Note 1:	Chunghwa System Integration Co., Ltd. and Chunghwa Investment Co., Ltd. indirectly owns this investee through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 5:	The amount was eliminated upon consolidation.

TABLE 10

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amount in Thousands of New Taiwan Dollars)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2010	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$271,695	—	—
					Accounts payable	824,042	—	—
					Amounts collected in trust for others	234,807	—	—
					Revenues	1,431,057	—	1
					Non-operating income and gains	88	—	—
					Operating costs and expenses	5,265,950	—	3
					Property, plant and equipment	9,666	—	—
					Work in process	3	—	—
					Office supplies	50	—	—
					Customer’s deposits	2,187	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	37,107	—	—
					Accounts payable	42,485	—	—
					Amounts collected in trust for others	3,044	—	—
					Revenues	267,139	—	—
					Operating costs and expenses	290,802	—	—
					Customer’s deposits	333	—	—
			Unigate Telecom Inc.	a	Revenues	218	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	64	—	—
					Accounts payable	3	—	—
					Revenues	2,377	—	—
					Non-operating income and gains	414	—	—
					Operating costs and expenses	1	—	—
					Customer’s deposits	157	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	15,904	—	—
					Accounts payable	42,415	—	—
					Amounts collected in trust for others	84,708	—	—
					Revenues	14,005	—	—
					Non-operating income and gains	21	—	—
					Operating costs and expenses	45,413	—	—
					Property, plant and equipment	26	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	21,914	—	—
					Prepaid expenses	7,269	—	—
					Accounts payable	649,378	—	—
					Payables to contractors	297	—	—
					Revenues	26,930	—	—
					Non-operating income and gains	6,998	—	—
					Operating costs and expenses	701,030	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Property, plant and equipment	$787,099	—	—
					Office supplies	921	—	—
					Work in process	96,257	—	—
					Spare parts	4,670	—	—
					Intangible assets	34,153	—	—
					Other deferred expenses	986	—	—
					Customer’s deposits	25,148	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	39,187	—	—
					Accounts payable	46,111	—	—
					Revenues	92,042	—	—
					Operating costs and expenses	148,139	—	—
					Property, plant and equipment	31,630	—	—
					Customer’s deposits	14,891	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	17,694	—	—
					Accounts payable	33,444	—	—
					Operating costs and expenses	19,025	—	—
					Property, plant and equipment	33,685	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	19,903	—	—
					Accounts payable	16,636	—	—
					Revenues	3,545	—	—
					Operating costs and expenses	86,673	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	6,779	—	—
					Accounts payable	4,476	—	—
					Revenues	18,025	—	—
					Operating costs and expenses	28,209	—	—
					Property, plant and equipment	5,994	—	—
			Light Era Development Co., Ltd.	a	Accounts payable	196,581	—	—
					Revenues	31,762	—	—
					Operating costs and expenses	1,416	—	—
					Property, plant and equipment	6,378	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	3,653	—	—
					Accounts payable	3,191	—	—
					Revenues	21,368	—	—
					Operating costs and expenses	27,554	—	—
			InfoExplorer Co., Ltd.	a	Accounts receivable	259	—	—
					Prepaid expenses	571	—	—
					Accounts payable	93,352	—	—
					Payables to contractors	378	—	—
					Revenues	4,720	—	—
					Non-operating income and gains	49	—	—
					Operating costs and expenses	123,555	—	—
					Property, plant and equipment	129,202	—	—
					Work in process	10,245	—	—
					Intangible assets	7,264	—	—
					Customer’s deposits	3,531	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$812,614	—	—
					Other receivables	246,003	—	—
					Prepaid expenses	231	—	—
					Accounts payable	90,775	—	—
					Other payables	180,920	—	—
					Advances from customers	24,516	—	—
					Revenues	5,251,139	—	3
					Non-operating income and gains	13	—	—
					Operating costs and expenses	1,430,675	—	1
					Non-operating costs and expenses	88	—	—
					Other deferred expenses	382	—	—
					Refundable deposits	2,187	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	12	—	—
			Spring House Entertainment Inc.	c	Revenues	74	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	56	—	—
					Operating costs and expenses	262	—	—
			InfoExplorer Co., Ltd.	c	Revenues	321	—	—
			CHIEF Telecom Inc.	c	Revenues	8	—	—
			Light Era Development Co., Ltd.	c	Revenues	178	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	45,390	—	—
					Prepaid expenses	139	—	—
					Accounts payable	36,479	—	—
					Advances from customers	628	—	—
					Revenues	290,802	—	—
					Operating costs and expenses	267,139	—	—
					Refundable deposits	333	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	8	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	8	—	—
					Revenues	166	—	—
					Operating costs and expenses	8	—	—
					Property, plant and equipment	580	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	160	—	—
					Revenues	1,020	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Operating costs and expenses	75	—	—
			Yao Yong Real Property Co., Ltd.	c	Non-operating income and gains	72	—	—
					Operating costs and expenses	72,297

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	649,675	—	—
					Accounts payable	14,840	—	—
					Advances from customers	69,657	—	—
					Deferred revenue	22,712	—	—
					Revenues	1,547,224	—	1
					Operating costs and expenses	34,033	—	—
					Property, plant and equipment	29	—	—
					Refundable deposits	25,148	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Senao International Co., Ltd.	c	Operating costs and expenses	$12	—	—
			CHIEF Telecom Inc.	c	Accounts payable	8	—	—
					Revenues	588	—	—
					Operating costs and expenses	166	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Accounts payable	190	—	—
					Revenues	1,322	—	—
					Operating costs and expenses	288	—	—
			InfoExplorer Co., Ltd.	c	Accounts payable	17,534	—	—
					Revenues	5,441	—	—
					Operating costs and expenses	20,984	—	—
					Customer’s deposits	15	—	—
			Spring House Entertainment Inc.	c	Revenues	476	—	—
			Light Era Development Co., Ltd.	c	Revenues	81	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Revenues	278	—	—
			Chunghwa Telecom Global Inc.	c	Revenues	2	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	40,095	—	—
					Accrued custodial receipts	85,317	—	—
					Accrued custodial payments	1,140	—	—
					Prepaid expenses	571	—	—
					Accounts payable	3,030	—	—
					Amounts collected in trust for others	12,016	—	—
					Advances from customers	858	—	—
					Revenues	45,439	—	—
					Operating costs and expenses	13,977	—	—
					Non-operating costs and expenses	21	—	—
					Property, plant and equipment	28	—	—
			Senao International Co., Ltd.	c	Revenues	262	—	—
					Operating costs and expenses	56	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	190	—	—
					Revenues	288	—	—
					Operating costs and expenses	85	—	—
					Intangible assets	1,237	—	—
			CHIEF Telecom Inc.	c	Revenues	75	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	46,098	—	—
					Prepaid expenses	13	—	—
					Accounts payable	38,883	—	—
					Advances from customers	304	—	—
					Revenues	179,769	—	—
					Operating costs and expenses	92,042	—	—
					Refundable deposits	14,891	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	138	—	—
					Revenues	1,803	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	2	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$16,636	—	—
					Accounts payable	381	—	—
					Advances from customers	19,522	—	—
					Revenues	86,673	—	—
					Operating costs and expenses	3,545	—	—
					Refundable deposits	5	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	74	—	—
			Chunghwa System Integration Co., Ltd.	c	Intangible assets	476	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	12,077	—	—
					Prepaid expenses	21,367	—	—
					Accounts payable	9,246	—	—
					Advances from customers	30,945	—	—
					Revenues	30,213	—	—
			CHIEF Telecom Inc.	c	Accounts payable	160	—	—
					Operating costs and expenses	1,020	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts payable	799	—	—
					Operating costs and expenses	5,278	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Notes receivable	7,315	—	—
					Accrued custodial payments	188,772	—	—
					Prepaid expenses	494
					Revenues	7,794	—	—
					Operating costs and expenses	31,762	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	151	—	—
					Property, plant, and equipment	27	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	2	—	—
					Property, plant, and equipment	34	—	—
					Intangible assets	45	—	—
			InfoExplorer Co., Ltd.	c	Revenues	2,885	—	—
					Non-operating costs and expenses	8	—	—
					Customer’s deposits	1,486	—	—

	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3,191	—	—
					Accounts payable	3,653	—	—
					Revenues	27,554	—	—
					Operating costs and expenses	21,368	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	799	—	—
					Revenues	5,278	—	—

	11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	93,730	—	—
					Accounts payable	50	—	—
					Advances from customers	8,970	—	—
					Revenues	262,255	—	—
					Operating costs and expenses	4,720	—	—
					Non-operating costs and expenses	228	—	—
					Refundable deposits	3,531	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	$17,534	—	—
					Revenues	20,984	—	—
					Operating costs and expenses	5,441	—	—
					Refundable deposits	15	—	—
			Light Era Development Co., Ltd.	c	Non-operating income and gains	8	—	—
					Operating costs and expenses	2,885	—	—
					Refundable deposits	1,486	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	321	—	—
	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	4,476	—	—
					Accounts payable	6,779	—	—
					Revenues	34,203	—	—
					Operating costs and expenses	18,025	—	—
	15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	218	—	—
	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	3	—	—
					Accounts payable	64	—	—
					Revenues	1	—	—
					Operating costs and expenses	2,377	—	—
					Non-operating costs and expenses	414	—	—
					Refundable deposits	157	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	138	—	—
					Operating costs and expenses	1,803	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	278	—	—
	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	72,297	—	—
					Non-operating costs and expenses	72	—	—
2009	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	261,458	—	—
					Accounts payable	616,052	—	—
					Amounts collected in trust for others	247,091	—	—
					Revenues	999,821	—	1
					Non-operating income and gains	35	—	—
					Operating costs and expenses	5,172,852	—	3
					Office supplies	165	—	—
					Property, plant and equipment	268	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	23,660	—	—
					Accounts payable	51,554	—	—
					Amounts collected in trust for others	2,984	—	—
					Revenues	229,335	—	—
					Operating costs and expenses	309,498	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	29,422	—	—
					Accounts payable	426,674	—	—
					Payables to contractors	449	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Revenues	$34,879	—	—
					Non-operating income and gains	6,890	—	—
					Operating costs and expenses	441,564	—	—
					Office supplies	1,264	—	—
					Inventory	19,139	—	—
					Property, plant and equipment	771,878	—	—
					Intangible assets	101,001	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	20,399	—	—
					Accounts payable	31,001	—	—
					Advances from customers	13	—	—
					Revenues	59,288	—	—
					Operating costs and expenses	67,139	—	—
					Property, plant and equipment	21,770	—	—

			Spring House Entertainment Inc.	a	Accounts receivable	7,706	—	—
					Accounts payable	3,025	—	—
					Revenues	2,500	—	—
					Operating costs and expenses	83,868	—	—
			Unigate Telecom Inc.	a	Revenues	1,971	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	22,899	—	—
					Accounts payable	86,287	—	—
					Amounts collected in trust for others	23,033	—	—
					Advances from customers	2,240	—	—
					Revenues	19,168	—	—
					Non-operating income and gains	126	—	—
					Operating costs and expenses	84,334	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	10,112	—	—
					Accounts payable	13,733	—	—
					Advances from customers	25,551	—	—
					Revenues	2,690	—	—
					Operating costs and expenses	14,196	—	—
			Light Era Development Co., Ltd.	a	Accounts payable	78	—	—
					Advances from customers	494	—	—
					Revenues	4,022	—	—
					Operating costs and expenses	74	—	—
			InfoExplorer Co., Ltd.	a	Accounts receivable	63	—	—
					Accounts payable	11,382	—	—
					Revenues	14,336	—	—
					Operating costs and expenses	111,190	—	—
					Inventory	7,792	—	—
					Property, plant and equipment	16,857	—	—
					Intangible assets	6,667	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	3,780	—	—
					Accounts payable	2,472	—	—
					Revenues	10,291	—	—
					Operating costs and expenses	8,646	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	$2,382	—	—
					Accounts payable	2,946	—	—
					Revenues	12,794	—	—
					Operating costs and expenses	13,613	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	1,220	—	—
					Revenues	6,641	—	—
					Non-operating income and gains	286	—	—
					Operating costs and expenses	1	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	604,005	—	—
					Other receivables	258,907	—	—
					Prepaid expenses	231	—	—
					Accounts payable	142,117	—	—
					Other payables	119,341	—	—
					Advances from customers	79,925	—	—
					Revenues	5,093,269	—	3
					Non-operating income and gains	91	—	—
					Operating costs and expenses	999,821	—	1
					Non-operating costs and expenses	35	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Other payables	170	—	—
					Operating costs and expenses	1,212	—	—
			Chunghwa System Integration Co., Ltd.	c	Other payables	4,550	—	—
					Revenues	19	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	54,538	—	—
					Accounts payable	23,031	—	—
					Advances from customers	629	—	—
					Revenues	309,498	—	—
					Operating costs and expenses	229,335	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	25	—	—
					Revenues	137	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Notes payable	81	—	—
					Operating costs and expenses	77	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	108	—	—
			Chunghwa Telecom Global, Inc.	c	Operating costs and expenses	74	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	427,123	—	—
					Accounts payable	29,422	—	—
					Revenues	1,334,846	—	—
					Operating costs and expenses	41,769	—	—
			CHIEF Telecom Inc.	c	Accounts payable	25	—	—
					Operating costs and expenses	137	—	—
			Spring House Entertainment Inc.	c	Accounts receivable	166	—	—
					Revenues	1,315	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Accounts payable	164	—	—
					Revenues	3,615	—	—
			Light Era Development Co., Ltd.	c	Revenues	6	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			InfoExplorer Co., Ltd.	c	Accounts receivable	$864	—	—
					Accounts payable	1,659	—	—
					Advances from customers	640	—	—
					Revenues	8,551	—	—
					Operating costs and expenses	1,580	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	877	—	—
					Revenues	835	—	—
			Senao International Co., Ltd.	c	Accounts receivable	4,550	—	—
					Operating costs and expenses	19	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	31,001	—	—
					Prepaid expenses	13	—	—
					Accounts payable	20,399	—	—
					Revenues	88,909	—	—
					Operating costs and expenses	59,288	—	—
			CHIEF Telecom Inc.	c	Revenues	74	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	88	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3,025	—	—
					Other payables	7,706	—	—
					Revenues	83,868	—	—
					Operating costs and expenses	2,500	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	166	—	—
					Operating costs and expenses	26	—	—
					Property, plant and equipment	689	—	—
					Intangible assets	600	—	—

	15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	1,971	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	109,320	—	—
					Prepaid expenses	2,240	—	—
					Accounts payable	4,215	—	—
					Amounts collected in trust for others	17,545	—	—
					Advances from customers	1,139	—	—
					Revenues	84,334	—	—
					Operating costs and expenses	19,168	—	—
					Non-operating costs and expenses	126	—	—
			Senao International Co., Ltd.	c	Accounts receivable	170	—	—
					Revenues	1,212	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	164	—	—
					Operating costs and expenses	680	—	—
					Property, plant and equipment	1,716	—	—
					Intangible assets	1,219	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	81	—	—
					Revenues	77	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			InfoExplorer Co., Ltd.	c	Accounts receivable	$29	—	—
					Revenues	28	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	13,733	—	—
					Prepaid expenses	25,551	—	—
					Accounts payable	10,112	—	—
					Revenues	14,196	—	—
					Operating costs and expenses	2,690	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts payable	1,444	—	—
			CHIEF Telecom Inc.	c	Accounts payable	108	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	78	—	—
					Prepaid rent	494	—	—
					Revenues	74	—	—
					Operating costs and expenses	4,022	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	6	—	—

	11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	11,382	—	—
					Accounts payable	63	—	—
					Revenues	142,506	—	—
					Operating costs and expenses	14,336	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Accounts payable	29	—	—
					Operating costs and expenses	28	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	1,659	—	—
					Prepaid expenses	640	—	—
					Accounts payable	864	—	—
					Revenues	1,580	—	—
					Operating costs and expenses	1,513	—	—
					Property, plant and equipment	88	—	—
					Intangible assets	6,950	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,472	—	—
					Accounts payable	3,780	—	—
					Revenues	8,646	—	—
					Operating costs and expenses	10,291	—	—

	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,946	—	—
					Accounts payable	2,382	—	—
					Revenues	13,613	—	—
					Operating costs and expenses	12,794	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	1,444	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts payable	1,220	—	—
					Revenues	1	—	—
					Operating costs and expenses	6,927	—	—

(Continued)

					Transaction Details
Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa System Integration Co., Ltd.	c	Accounts payable	$877	—	—
					Operating costs and expenses	74	—	—
					Property, plant and equipment	761	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	88	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms were determined in accordance with mutual agreements.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2010, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the year ended December 31, 2010.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 11

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SEGMENT INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Year ended December 31, 2010

Revenues from external customers	$70,687,889	$89,043,969	$24,483,161	$15,534,144	$2,680,859	$—	$202,430,022
Intersegment revenues (Note 2)	14,661,706	2,116,972	1,104,218	1,719,614	750,607	(20,353,117)	—
Interest income	1,065	9,231	2,169	9,263	454,083	(349)	475,462
Other income	31,393	263,188	23,614	96,547	312,839	(170,104)	557,477

	$85,382,053	$91,433,360	$25,613,162	$17,359,568	$4,198,388	$(20,523,570)	$203,462,961

Interest expense	$75,105	$508	$7,268	$54	$24,660	$(349)	$107,246

Depreciation and amortization	$21,947,782	$8,205,277	$2,205,549	$1,382,934	$322,397	$—	$34,063,939

Other expense	$282,930	$7,058	$13,886	$198,293	$254,999	$(170,104)	$587,062

Segment income before tax	$18,048,409	$29,328,462	$9,834,883	$2,652,297	$(2,176,646)	$—	$57,687,405

Total assets	$227,375,561	$63,329,937	$17,663,178	$23,535,286	$122,406,770	$—	$454,310,732

Capital expenditures for segment assets	$14,259,706	$5,261,169	$1,889,017	$1,786,965	$1,420,301	$—	$24,617,158

Year ended December 31, 2009

Revenues from external customers	$71,466,803	$86,524,119	$23,653,518	$15,244,205	$1,472,575	$—	$198,361,220
Intersegment revenues (Note 2)	13,649,786	1,914,861	716,818	1,523,235	2,734	(17,807,434)	—
Interest income	3,071	7,910	4,096	11,096	452,535	—	478,708
Other income	77,140	104,388	73,621	9,807	678,230	—	943,186

	$85,196,800	$88,551,278	$24,448,053	$16,788,343	$2,606,074	$(17,807,434)	$199,783,114

Interest expense	$2,505	$1,199	$10,027	$20	$1,472	$—	$15,223

Depreciation and amortization	$23,984,346	$8,372,746	$2,326,921	$1,403,691	$232,253	$—	$36,319,957

Other expense	$156,248	$98,132	$10,572	$1,873	$279,424	$—	$546,249

Segment income before tax	$17,452,253	$30,183,840	$9,355,849	$2,550,043	$(2,303,898)	$—	$57,238,087

Total assets	$231,176,634	$63,537,383	$17,153,733	$18,699,859	$118,429,206	$—	$448,996,815

Capital expenditures for segment assets	$15,877,274	$5,027,950	$2,097,183	$1,298,435	$1,176,745	$—	$25,477,587

(Continued)

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•	Internet business - the provision of HiNet services and related services;

•	International fixed communications business - the provision of international long distance telephone services and related services;

•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.

Note 3:	Beginning from September 1, 2009, the Company early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) and redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments: (a) local operations, (b) domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) internet and data operations, (f) cellular phone sales and (g) all others. The redefinition of the Company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the Company’s operating segments to the international trends of other telecommunications companies in general.

(Concluded)

TABLE 12

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

PRODUCTS AND SERVICE REVENUES FROM EXTERNAL CUSTOMER INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(Amounts in Thousands of New Taiwan Dollars)

	Year Ended December 31
	2010	2009

Mobile services revenue	$72,955,423	$71,295,127
Local telephone services revenue	33,243,098	34,116,203
Leased line services revenue	27,412,434	27,476,532
Internet services revenue	22,016,339	21,510,999
Sales revenue	15,989,296	15,058,169
International long distance telephone services revenue	12,862,693	12,921,798
Domestic long distance telephone services revenue	6,649,571	7,406,662
Others	11,301,168	8,575,730

	$202,430,022	$198,361,220